FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2017

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is  submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	(English Translation) Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Nine Months Ended December 31, 2016

2.	(English Translation) Confirmation Letter

3.	Ratio of Earnings to Fixed Charges and Computation Thereof for the Nine Months Ended December 31, 2016

The registrant hereby incorporates Exhibits 1, 2 and 3 to this report on Form 6-K by reference in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-209596) of the registrant, filed with the SEC on February 19, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 22, 2017	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Exhibit 1

Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Nine Months Ended December 31, 2016

Items included in the Quarterly Securities Report

Note: Translations for the underlined items are attached to this form as below.

Part I     Corporate Information

Item 1. Information on Company and Its Subsidiaries and Affiliates

1. Selected Financial Data

		Nine months ended December 31, 2015	Nine months ended December 31, 2016	Three months ended December 31, 2015	Three months ended December 31, 2016	Year ended March 31, 2016
Total revenue	(Mil yen)	1,360,881	1,288,405	434,526	443,884	1,723,096
Net revenue	(Mil yen)	1,115,535	1,054,120	354,899	368,645	1,395,681
Income before income taxes	(Mil yen)	177,496	240,487	51,607	95,948	165,158
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	(Mil yen)	150,703	178,351	35,402	70,346	131,550
Comprehensive income attributable to NHI shareholders	(Mil yen)	130,716	189,923	38,480	192,575	32,791
Total equity	(Mil yen)	2,837,275	2,867,979	—	—	2,743,015
Total assets	(Mil yen)	43,494,765	43,052,109	—	—	41,090,167
Net income attributable to NHI shareholders per share—basic	(Yen)	41.88	49.94	9.83	19.89	36.53
Net income attributable to NHI shareholders per share—diluted	(Yen)	40.85	48.76	9.61	19.44	35.52
Total NHI shareholders’ equity as a percentage of total assets	(%)	6.4	6.5	—	—	6.6
Cash flows from operating activities	(Mil yen)	681,308	1,103,427	—	—	1,238,372
Cash flows from investing activities	(Mil yen)	(2,600)	(98,918)	—	—	(23,711)
Cash flows from financing activities	(Mil yen)	(121,690)	(1,879,569)	—	—	986,387
Cash and cash equivalents at end of the period	(Mil yen)	1,870,964	2,647,280	—	—	3,476,261

1	The selected financial data of Nomura Holdings, Inc. (the “Company”) and other entities in which it has a controlling financial interest (collectively referred to as “Nomura”, “we”, “our”, or “us”) are stated in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).
2	Taxable transactions do not include consumption taxes and local consumption taxes.
3	As the consolidated financial statements have been prepared, selected financial data on the Company are not disclosed.

2.  Business Overview

There were no significant changes to the businesses of the Company and its 1,331 consolidated subsidiaries for the nine months ended December 31, 2016.

There were 15 affiliated companies which were accounted for by the equity method as of December 31, 2016.

Item 2. Operating and Financial Review

1. Risk Factors

There is no significant change in our Risk Factors for the nine months ended December 31, 2016 and until the submission date of this report.

2. Significant Contracts

Not applicable.

3. Operating, Financial and Cash Flows Analysis

(1) Operating Results

Nomura reported net revenue of ¥1,054.1 billion, non-interest expenses of ¥813.6 billion, income before income taxes of ¥240.5 billion, and net income attributable to NHI shareholders of ¥178.4 billion for the nine months ended December 31, 2016.

The breakdown of net revenue and non-interest expenses on the consolidated statements of income are as follows:

	Millions of yen
	Nine months ended December 31
	2015	2016
Commissions	¥344,167	¥237,152
Brokerage commissions	231,141	164,937
Commissions for distribution of investment trust	77,100	52,518
Other	35,926	19,697
Fees from investment banking	89,380	64,409
Underwriting and distribution	61,155	30,778
M&A / financial advisory fees	21,739	28,665
Other	6,486	4,966
Asset management and portfolio service fees	175,925	159,858
Asset management fees	161,386	146,754
Other	14,539	13,104
Net gain on trading	292,490	367,286
Gain (loss) on private equity investments	10,447	163
Net interest	87,775	98,512
Gain (loss) on investments in equity securities	2,994	10,553
Other	112,357	116,187

Net revenue	¥1,115,535	¥1,054,120

	Millions of yen
	Nine months ended December 31
	2015	2016
Compensation and benefits	¥447,426	¥381,510
Commissions and floor brokerage	97,990	70,016
Information processing and communications	142,984	128,002
Occupancy and related depreciation	57,498	51,910
Business development expenses	26,114	24,025
Other	166,027	158,170

Non-interest expenses	¥938,039	¥813,633

Business Segment Information

Results by business segment are noted below.

Reconciliations of Net revenue and Income (loss) before income taxes on segment results of operations and the consolidated statements of income are set forth in Item 4. Financial Information, 1. Consolidated Financial Statements, Note 15. “Segment and geographic information.”

Net revenue

	Millions of yen
	Nine months ended December 31
	2015	2016
Retail	¥350,627	¥271,257
Asset Management	75,098	76,118
Wholesale	584,072	568,080
Other (Incl. elimination)	102,913	129,213

Total	¥1,112,710	¥1,044,668

Non-interest expenses

	Millions of yen
	Nine months ended December 31
	2015	2016
Retail	¥235,153	¥222,233
Asset Management	44,210	42,458
Wholesale	545,833	434,757
Other (Incl. elimination)	112,843	114,185

Total	¥938,039	¥813,633

Income (loss) before income taxes

	Millions of yen
	Nine months ended December 31
	2015	2016
Retail	¥115,474	¥49,024
Asset Management	30,888	33,660
Wholesale	38,239	133,323
Other (Incl. elimination)	(9,930)	15,028

Total	¥174,671	¥231,035

Retail

Net revenue was ¥271.3 billion primarily due to choppy market conditions prompting retail investors to remain on the sidelines. Non-interest expenses were ¥222.2 billion and income before income taxes was ¥49.0 billion. Retail client assets were ¥108.0 trillion as of December 31, 2016, a ¥7.4 trillion increase from March 31, 2016.

Asset Management

Net revenue was ¥76.1 billion. Non-interest expenses were ¥42.5 billion and income before income taxes was ¥33.7 billion. Assets under management were ¥43.2 trillion as of December 31, 2016, a ¥3.1 trillion increase from March 31, 2016.

Wholesale

Net revenue was ¥568.1 billion. Non-interest expenses were ¥434.8 billion and income before income taxes was ¥133.3 billion.

The breakdown of net revenue for Wholesale is as follows. These figures are non-GAAP financial measures prepared on a management accounting basis that we believe are a useful supplement to financial information of our Wholesale segment. We disclose these measures to show the performance of Global Markets and Investment Banking as individual business lines, which we believe can help enhance the understanding of underlying trends in Wholesale Division.

	Millions of yen
	Nine months ended December 31
	2015	2016
Fixed Income	¥247,551	¥324,787
Equities	244,471	174,841

Global Markets	492,022	499,628

Investment Banking	92,050	68,452

Net revenue	¥584,072	¥568,080

Investment Banking (gross)(1)(2)	¥147,129	¥117,611

(1)	Investment Banking (gross) revenue represents gross revenue mainly generated by investment banking transactions, including revenue attributable to other business lines that we allocate to Global Markets and our other business segments.
(2)	We have reclassified certain prior period amounts of Investment Banking to conform to the current period presentation.

Fixed Income net revenue was ¥324.8 billion as a result of client flows and market opportunities increasing. Equities net revenue was ¥174.8 billion due to client activity slow down. Investment Banking net revenue was ¥68.5 billion, primarily due to decline in Equity Capital Markets transactions.

Other Operating Results

Other operating results include net gain (loss) related to economic hedging transactions, realized gain (loss) on investments in equity securities held for operating purposes, equity in earnings of affiliates, corporate items, and other financial adjustments. Other operating results for the nine months ended December 31, 2016 include losses from changes in the fair value of derivative liabilities attributable to the change in its own creditworthiness of ¥15.1 billion; and gains from changes in counterparty credit spread of ¥5.0 billion. Net revenue was ¥129.2 billion, non-interest expenses were ¥114.2 billion and income before income taxes was ¥15.0 billion for the nine months ended December 31, 2016.

Geographic Information

Please refer to Item 4. Financial Information, 1. Consolidated Financial Statements, Note 15. “Segment and geographic information” for net revenue and income (loss) before income taxes by geographic allocation.

Cash Flow Information

Please refer to “(6) Liquidity and Capital Resources.”

(2) Assets and Liabilities Associated with Investment and Financial Services Business

1) Exposure to Certain Financial Instruments and Counterparties

Market conditions continue to impact numerous products to which we have certain exposures. We also have exposures to Special Purpose Entities (“SPEs”) and others in the normal course of business.

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of financing is usually initially provided through a commitment, we have both funded and unfunded exposures on these transactions.

The following table sets forth our exposure to leveraged finance by geographic location of the target company as of December 31, 2016.

	Millions of yen
	December 31, 2016
	Funded	Unfunded	Total
Europe	¥11,838	¥89,788	¥101,626
Americas	10,301	294,075	304,376
Asia and Oceania	—	81,286	81,286

Total	¥22,139	¥465,149	¥487,288

Special Purpose Entities

Our involvement with these entities includes structuring, underwriting, as well as, subject to prevailing market conditions, distributing and selling debt instruments and beneficial interests issued by these entities. In the normal course of securitization and equity derivative activities business, we also act as a transferor of financial assets to, and underwriter, distributor and seller of repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of involvement with SPEs include guarantee agreements and derivative contracts.

For further discussion on Nomura’s involvement with variable interest entities (“VIEs”), see Item 4. Financial Information, 1. Consolidated Financial Statements, Note 6. “Securitizations and Variable Interest Entities.”

2) Fair Value of Financial Instruments

A significant amount of our financial instruments are carried at fair value, with changes in fair value recognized through the consolidated statements of income or the consolidated statements of comprehensive income on a recurring basis. Use of fair value is either specifically required under U.S. GAAP or we make an election to use fair value for certain eligible items under the fair value option.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition, such as to measure impairment.

In accordance with Accounting Standard Codification (“ASC”) 820 “Fair Value Measurements and Disclosures”, all financial instruments measured at fair value have been categorized into a three-level hierarchy based on the transparency of inputs used to establish fair value.

Level 3 financial assets as a proportion of total financial assets, carried at fair value on a recurring basis was 4% as of December 31, 2016 as listed below:

	Billions of yen
	December 31, 2016
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total
Financial assets measured at fair value (Excluding derivative assets)	¥8,246	¥9,085	¥497	¥—	¥17,828
Derivative assets	72	30,174	206	(29,025)	1,427
Total	¥8,318	¥39,259	¥703	¥(29,025)	¥19,255

Please refer to Item 4. Financial Information, 1. Consolidated Financial Statements, Note 2. “Fair value measurements” for further information.

(3) Trading Activities

Assets and liabilities for trading purposes

Please refer to Item 4. Financial Information, 1. Consolidated Financial Statements, Note 2. “Fair value measurements” and Note 3. “Derivative instruments and hedging activities” regarding the balances of assets and liabilities for trading purposes.

Risk management of trading activity

We adopt Value at Risk (“VaR”) for measurement of market risk arising from trading activity.

1) Assumptions on VaR

•	Confidence Level: 99%

•	Holding period: One day

•	Consideration of price movement among the products

2) Records of VaR

	Billions of yen
	March 31, 2016	December 31, 2016
Equity	¥0.9	¥1.4
Interest rate	3.8	2.9
Foreign exchange	0.8	3.7

Subtotal	5.5	8.0
Diversification benefit	(2.0)	(3.1)

VaR	¥3.5	¥4.9

	Billions of yen
	Nine months ended December 31, 2016
	Maximum(1)	Minimum(1)	Average(1)
VaR	¥6.7	¥3.4	¥4.6

(1)	Represents the maximum, average and minimum VaR based on all daily calculations over the nine-month period.

(4) Deferred Tax Assets Information

Details of deferred tax assets and liabilities

The following table presents details of deferred tax assets and liabilities reported within Other assets—Other and Other liabilities, respectively, in the consolidated balance sheets as of December 31, 2016.

Millions of yen
December 31, 2016
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥18,757
Investments in subsidiaries and affiliates	104,242
Valuation of financial instruments	61,185
Accrued pension and severance costs	14,385
Other accrued expenses and provisions	89,830
Operating losses	425,893
Other	8,573

Gross deferred tax assets	722,865
Less—Valuation allowance	(537,158)

Total deferred tax assets	185,707

Deferred tax liabilities
Investments in subsidiaries and affiliates	126,132
Valuation of financial instruments	48,216
Undistributed earnings of foreign subsidiaries	918
Valuation of fixed assets	17,865
Other	5,647

Total deferred tax liabilities	198,778

Net deferred tax assets (liabilities)	¥(13,071)

Calculation method of deferred tax assets

In accordance with U.S. GAAP, we recognize deferred tax assets to the extent we believe that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to us, which are not deemed more likely than not to be realized.

(5) Qualitative Disclosures about Market Risk

1) Risk Management

Nomura defines risks as (i) the potential erosion of Nomura’s capital base due to unexpected losses arising from risks to which its business operations are exposed, such as market risk, credit risk, operational risk and model risk, (ii) liquidity risk, the potential lack of access to funds or higher than normal costs of funding due to a deterioration in Nomura’s creditworthiness or deterioration in market conditions, and (iii) business risk, the potential failure of revenues to cover costs due to a deterioration in the earnings environment or a deterioration in the efficiency or effectiveness of its business operations.

A fundamental principle established by Nomura is that all employees shall regard themselves as principals of risk management and appropriately manage these risks. Nomura seeks to promote a culture of proactive risk management throughout all levels of the organization and to limit risks to the confines of its risk appetite. The risk management framework that Nomura uses to manage these risks consists of its risk appetite, risk management governance and oversight, the management of financial resources, the management of all risk classes, and processes to measure and control risks.

2) Global Risk Management Structure

The Board of Directors has established the “Structure for Ensuring Appropriate Business of Nomura Holdings, Inc.” as the Company’s basic principle and set up a framework for managing the risk of loss based on this. In addition, they are continuously making efforts to improve, strengthen and build up our risk management capabilities under this framework. Moreover, the Group Integrated Risk Management Committee (“GIRMC”), upon delegation from the Executive Management Board (“EMB”), has established the Risk Management Policy, describing Nomura’s overall risk management framework including the fundamental risk management principles followed by Nomura.

Market Risk Management

Market risk is the risk of loss arising from fluctuations in the value of financial assets and liabilities (including off-balance sheet items) due to fluctuations in market factors (interest rates, foreign exchange rates, prices of securities and others). Effective management of market risk requires the ability to analyze a complex and evolving portfolio in a constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner.

Nomura uses a variety of statistical risk measurement tools to assess and monitor market risk on an ongoing basis, including, but not limited to, VaR, Stressed VaR (“SVaR”) and Incremental Risk Charge (“IRC”). In addition, Nomura uses sensitivity analysis and stress testing to measure and analyze its market risk. Sensitivities are measures used to show the potential changes to a portfolio due to standard moves in market risk factors. They are specific to each asset class and cannot usually be aggregated across risk factors. Stress testing enables the analysis of portfolio risks or tail risks, including non-linear behaviors and can be aggregated across risk factors at any level of the group hierarchy, from group level to business division, units or desk levels. Market risk is monitored against a set of approved limits, with daily reports and other management information provided to the business units and senior management.

Credit Risk Management

Credit risk is the risk of loss arising from an obligor’s default, insolvency or administrative proceeding which results in the obligor’s failure to meet its contractual obligations in accordance with agreed terms. This includes both on and off-balance sheet exposures. It is also the risk of loss arising through a credit valuation adjustment (CVA) associated with deterioration in the creditworthiness of a counterparty.

Nomura manages credit risk on a global basis and on an individual Nomura legal entity basis.

The measurement, monitoring and management of credit risk at Nomura are governed by a set of global policies and procedures. Credit Risk Management (“CRM”), a global function within the Risk Management Division, is responsible for the implementation and maintenance of these policies and procedures. These policies are authorized by the GIRMC and/or Global Risk Strategic Committee (“GRSC”), prescribe the basic principles of credit risk management and set credit limits to counterparties that are formally approved by CRM personnel with the appropriate level of credit approval authority.

Credit risk is managed by CRM together with various global and regional risk committees. This ensures transparency of material credit risks and compliance with established credit limits, the approval of material extensions of credit and the escalation of risk concentrations to appropriate senior management.

CRM operates as a credit risk control function within the Risk Management Division, reporting to the Chief Risk Officer. The process for managing credit risk at Nomura includes:

•	Evaluation of likelihood that a counterparty defaults on its payments and obligations;

•	Assignment of internal credit ratings to all active counterparties;

•	Approval of extensions of credit and establishment of credit limits;

•	Measurement, monitoring and management of Nomura’s current and potential future credit exposures;

•	Setting credit terms in legal documentation including margin terms;

•	Use of appropriate credit risk mitigants including netting, collateral and hedging.

For regulatory capital calculation purposes, Nomura has been applying the Foundation Internal Rating Based Approach in calculating credit risk weighted assets since the end of March 2011. The Standardized Approach is applied to certain business units or asset types, which are considered immaterial to the calculation of credit risk weighted assets.

The exposure calculation model used for counterparty credit risk management has also been used for the Internal Model Method based exposure calculation for regulatory capital reporting purposes since the end of December 2012.

Operational Risk Management

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people, and systems or from external events. It excludes strategic risk (the risk of loss as a result of poor strategic business decisions), but includes the risk of breach of legal and regulatory requirements, and the risk of damage to Nomura’s reputation if caused by an operational risk.

Nomura adopts the industry standard “Three Lines of Defence” for the management of operational risk, comprising the following elements:

1)	1st Line of Defence: The business which owns and manages its risks

2)	2nd Line of Defence: The Operational Risk Management function, which defines and co-ordinates Nomura’s operational risk strategy and framework and provides challenge to the 1st Line of Defence

3)	3rd Line of Defence: Internal and External Audit, who provide independent assurance

An Operational Risk Management Framework has been established in order to allow Nomura to identify, assess, manage, monitor and report on operational risk. The GIRMC, with delegated authority from the EMB has formal oversight over the management of operational risk.

Nomura uses The Standardized Approach for calculating regulatory capital for operational risk. This involves using a three-year average of gross income allocated to business lines, which is multiplied by a fixed percentage determined by the Financial Services Agency of Japan (“FSA”), to establish the amount of required operational risk capital.

Model Risk Management

Nomura uses risk models for regulatory and economic capital calculations and valuation models for pricing and sensitivity calculations of positions. Model risk is the risk of loss arising from model errors or incorrect or inappropriate model application with regard to valuation models and risk models. Errors can occur at any point from model assumptions through to implementation. In addition, the quality of model outputs depends on the quality of model parameters and any input data. Even a fundamentally sound model producing accurate outputs consistent with the design objective of the model may exhibit high model risk if it is misapplied or misused. To address these risks, Nomura has established its model risk appetite, which includes a qualitative statement and a quantitative measure. The qualitative statement for model risk specifies that it is expected that models are used correctly and appropriately. The quantitative risk appetite measure is based on Nomura’s assessment of the potential loss arising from model risk.

Nomura has documented policies and procedures in place, approved by the GIRMC and/or GRSC, which define the process and validation requirements for implementing changes to valuation and risk models. Before these models are put into official use, the Model Validation Group (“MVG”) is responsible for validating their integrity and comprehensiveness independently from those who design and build them. All models are also subject to an annual re-approval process by MVG to ensure they remain suitable.

In addition, Model Performance Monitoring process has been established to identify and assess specific events, that can indicate a Model is not performing as it should or is potentially unsuitable and to determine what actions (for example, additional validation work) might be necessary. For changes with an impact above certain materiality thresholds, model approval is required.

(6) Liquidity and Capital Resources

Funding and Liquidity Management

Overview

We define liquidity risk as the risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions. This risk could arise from Nomura-specific or market-wide events such as inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Our global liquidity risk management policy is based on liquidity risk appetite formulated by the Executive Management Board (“EMB”). Nomura’s liquidity risk management, under market-wide stress and in addition, under Nomura-specific stress, seeks to ensure enough continuous liquidity to meet all funding requirements and unsecured debt obligations across one year and one month periods, respectively, without raising funds through unsecured funding or through the liquidation of assets. We are required to meet regulatory notice on the liquidity coverage ratio issued by the FSA.

We have in place a number of liquidity risk management frameworks that enable us to achieve our primary liquidity objective. These frameworks include (1) Centralized Control of Residual Cash and Maintenance of Liquidity Portfolio; (2) Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio; (3) Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets; (4) Management of Credit Lines to Nomura Group Entities; (5) Implementation of Liquidity Stress Tests; and (6) Contingency Funding Plan.

Our EMB has the authority to make decisions concerning group liquidity management. The Chief Financial Officer (“CFO”) has the operational authority and responsibility over our liquidity management based on decisions made by the EMB.

1. Centralized Control of Residual Cash and Maintenance of Liquidity Portfolio.

We centrally control residual cash held at Nomura Group entities for effective liquidity utilization purposes. As for the usage of funds, the CFO decides the maximum amount of available funds, provided without posting any collateral, for allocation within Nomura and the EMB allocates the funds to each business division. Global Treasury monitors usage by businesses and reports to the EMB.

In order to enable us to transfer funds smoothly between group entities, we limit the issuance of securities by regulated broker-dealers or banking entities within the Nomura Group and seek to raise unsecured funding primarily through the Company or through unregulated subsidiaries. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across the Nomura Group.

To meet any potential liquidity requirement, we maintain a liquidity portfolio, managed by Global Treasury apart from other assets, in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of December 31, 2016, our liquidity portfolio was ¥5,355.6 billion which generated a liquidity surplus taking into account stress scenarios.

2. Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio.

In addition to our liquidity portfolio, we had unencumbered assets comprising mainly of unpledged trading assets that can be used as an additional source of secured funding. Global Treasury monitors other unencumbered assets and can, under a liquidity stress event when the contingency funding plan has been invoked, monetize and utilize the cash generated as a result. The aggregate of our liquidity portfolio and other unencumbered assets was sufficient against our total unsecured debt maturing within one year.

3. Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets

We seek to maintain a surplus of long-term debt and equity above the cash capital requirements of our assets.

We also seek to achieve diversification of our funding by market, instrument type, investors, currency, and staggered maturities in order to reduce unsecured refinancing risk.

We diversify funding by issuing various types of debt instruments—these include both structured loans and structured notes with returns linked to interest rates, currencies, equities, commodities, or related indices. We issue structured loans and structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivatives and/or the underlying assets to obtain funding equivalent to our unsecured long-term debt.

3.1 Short-Term Unsecured Debt

Our short-term unsecured debt consists of short-term bank borrowings (including long-term bank borrowings maturing within one year), other loans, commercial paper, deposit at banking entities, certificates of deposit and debt securities maturing within one year. Deposits at banking entities and certificates of deposit comprise customer deposits and certificates of deposit of our banking subsidiaries. Short-term unsecured debt includes the current portion of long-term unsecured debt.

The following table presents an analysis of our short-term unsecured debt by type of financial liability as of March 31, 2016 and December 31, 2016.

	Billions of yen
	March 31, 2016	December 31, 2016
Short-term bank borrowings	¥184.9	¥302.8
Other loans	127.1	128.1
Commercial paper	177.9	—
Deposits at banking entities	2,021.2	860.6
Certificates of deposit	32.0	16.1
Debt securities maturing within one year	760.7	633.1

Total short-term unsecured debt	¥3,303.8	¥1,940.7

3.2 Long-Term Unsecured Debt

We meet our long-term capital requirements and also achieve both cost-effective funding and an appropriate maturity profile by routinely funding through long-term debt and diversifying across various maturities and currencies.

Our long-term unsecured debt includes senior and subordinated debt issued through U.S. registered shelf offerings and our U.S. registered medium-term note programs, our Euro medium-term note programs, registered shelf offerings in Japan and various other debt programs.

As a globally competitive financial services group in Japan, we have access to multiple global markets and major funding centers. The Company, Nomura Securities Co. Ltd., Nomura Europe Finance N.V., Nomura Bank International plc, and Nomura International Funding Pte. Ltd. are the main group entities that borrow externally, issue debt instruments and engage in other funding activities. By raising funds to match the currencies and liquidities of our assets or by using foreign exchange swaps as necessary, we pursue optimization of our funding structures.

We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Our unsecured senior debt is mostly issued without financial covenants, such as covenants related to adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate repayment of the debt.

The following table presents an analysis of our long-term unsecured debt by type of financial liability as of March 31, 2016 and December 31, 2016.

	Billions of yen
	March 31, 2016	December 31, 2016
Long-term deposits at banking entities	¥169.8	¥182.3
Long-term bank borrowings	2,732.5	2,546.6
Other loans	143.9	133.4
Debt securities(1)	3,547.4	3,256.5

Total long-term unsecured debt	¥6,593.6	¥6,118.8

(1)	Excludes long-term debt securities issued by consolidated special purpose entities and similar entities that meet the definition of variable interest entities under ASC 810 “Consolidation” and secured financing transactions recognized within Long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860 “Transfer and Servicing.”

3.3 Maturity Profile

We also seek to maintain an average maturity for our plain vanilla debt securities and borrowings greater than or equal to three years. A significant amount of our structured loans and structured notes are linked to interest rates, currencies, equities, commodities, or related indices. These maturities are evaluated based on internal models and monitored by Global Treasury. Where there is a possibility that these may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. This model values the embedded optionality under stress market conditions in order to determine when the debt securities or borrowing is likely to be called.

3.4 Secured Borrowings

We typically fund our trading activities on a secured basis through secured borrowings, repurchase agreements and Japanese “Gensaki Repo” transactions. We believe these funding activities in the secured markets are more cost-efficient and less credit-rating sensitive than financing in the unsecured market. Also, repurchase agreements tend to be short-term, often overnight. We lower the liquidity risks arising from secured funding by transacting with a diverse group of global counterparties, delivering various types of securities collateral, and actively seeking long-term agreements. For more detail of secured borrowings and repurchase agreements, see Note 4 “Collateralized transactions” in our consolidated financial statements.

4. Management of Credit Lines to Nomura Group Entities

We maintain and expand credit lines to Nomura Group entities from other financial institutions to secure stable funding. We ensure that the maturity dates of borrowing agreements are distributed evenly throughout the year in order to prevent excessive maturities in any given period.

5. Implementation of Liquidity Stress Tests

We maintain our liquidity portfolio and monitor the sufficiency of our liquidity based on an internal model which simulates changes in cash outflow under specified stress scenarios to comply with our above mentioned liquidity management policy.

We assess the liquidity requirements of the Nomura Group under various stress scenarios with differing levels of severity over multiple time horizons. We evaluate these requirements under Nomura-specific and broad market-wide events, including potential credit rating downgrades at the Company and subsidiary levels that may impact us by loss of access to unsecured capital markets, additional collateral posting requirements, limited or no access to secured funding markets and other events. We call this risk analysis our Maximum Cumulative Outflow (“MCO”) framework.

The MCO framework is designed to incorporate the primary liquidity risks for Nomura and models the relevant future cash flows in the following two primary scenarios:

•	Stressed scenario—To maintain adequate liquidity during a severe market-wide liquidity event without raising funds through unsecured financing or through the liquidation of assets for a year; and

•

Acute stress scenario—To maintain adequate liquidity during a severe market-wide liquidity event coupled with credit concerns regarding Nomura’s liquidity position, without raising funds through unsecured funding or through the liquidation of assets for one month.

We assume that Nomura will not be able to liquidate assets or adjust its business model during the time horizons used in each of these scenarios. The MCO framework therefore defines the amount of liquidity required to be held in order to meet our expected liquidity needs in a stress event to a level we believe appropriate based on our liquidity risk appetite.

As of December 31, 2016, our liquidity portfolio exceeded net cash outflows under the stress scenarios described above.

We constantly evaluate and modify our liquidity risk assumptions based on regulatory and market changes. The model we use in order to simulate the impact of stress scenarios includes the following assumptions:

•	No liquidation of assets;

•	No ability to issue additional unsecured funding;

•	Upcoming maturities of unsecured debt (maturities less than one year);

•	Potential buybacks of our outstanding debt;

•	Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates;

•	Fluctuation of funding needs under normal business circumstances;

•	Cash and collateral outflows in a stress event;

•	Widening of haircuts on outstanding repo funding;

•	Additional collateralization requirements of clearing banks and depositories;

•	Drawdown on loan commitments;

•	Loss of liquidity from market losses;

•	Assuming a two-notch downgrade of our credit ratings, the aggregate fair value of assets that we would be required to post as additional collateral in connection with our derivative contracts; and

•	Legal and regulatory requirements that can restrict the flow of funds between entities in the Nomura Group.

6. Contingency Funding Plan

We have developed a detailed contingency funding plan to integrate liquidity risk control into our comprehensive risk management strategy and to enhance the quantitative aspects of our liquidity risk control procedures. As a part of our Contingency Funding Plan (“CFP”), we have developed an approach for analyzing and quantifying the impact of any liquidity crisis. This allows us to estimate the likely impact of both Nomura-specific and market-wide events; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at a legal entity level in order to capture specific cash requirements at the local level—it assumes that our parent company does not have access to cash that may be trapped at a subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura-specific and market-wide events. We also have access to central banks including, but not exclusively, the Bank of Japan, which provide financing against various types of securities. These operations are accessed in the normal course of business and are an important tool in mitigating contingent risk from market disruptions.

Liquidity Regulatory Framework

In 2008, the Basel Committee published “Principles for Sound Liquidity Risk Management and Supervision”. To complement these principles, the Committee has further strengthened its liquidity framework by developing two minimum standards for funding liquidity. These standards have been developed to achieve two separate but complementary objectives.

The first objective is to promote short-term resilience of a financial institution’s liquidity risk profile by ensuring that it has sufficient high-quality liquid assets to survive a significant stress scenario lasting for one month. The Committee developed the Liquidity Coverage Ratio (“LCR”) to achieve this objective.

The second objective is to promote resilience over a longer time horizon by creating additional incentives for financial institutions to fund their activities with more stable sources of funding on an ongoing basis. The Net Stable Funding Ratio (“NSFR”) has a time horizon of one year and has been developed to provide a sustainable maturity structure of assets and liabilities.

These two standards are comprised mainly of specific parameters which are internationally “harmonized” with prescribed values. Certain parameters, however, contain elements of national discretion to reflect jurisdiction-specific conditions.

In Japan, the regulatory notice on the LCR, based on the international agreement issued by the Basel Committee with necessary national revisions, was published by Financial Services Agency (on October 31, 2014). The notices have been implemented since the end of March 2015 with phased-in minimum standards. Average of Nomura’s month-end LCRs for the three months ended December 31, 2016 was 178.6%, and Nomura was compliant with requirements of the above notices. As for the NSFR, the international agreement was issued by the Basel Committee in October 2014, and the ratio is planned to be implemented as minimum standards in Japan in 2018.

Cash Flows

Cash and cash equivalents’ balance as of December 31, 2015 and as of December 31, 2016 were ¥1,871.0 billion and ¥2,647.3 billion, respectively. Cash flows from operating activities for the nine months ended December 31, 2015 were inflows of ¥681.3 billion due primarily to an increase in Securities purchased under agreements to resell, net of securities sold under agreements to repurchase, and for the comparable period in 2016 were inflows of ¥1,103.4 billion due primarily to an increase in Trading liabilities. Cash flows from investing activities for the nine months ended December 31, 2015 were outflows of ¥2.6 billion due primarily to an increase in Increase in loans receivable at banks, net and for the comparable period in 2016 were outflows of ¥98.9 billion due primarily to an increase in Other, net. Cash flows from financing activities for the nine months ended December 31, 2015 were outflows of ¥121.7 billion due primarily to a decrease in Short-term Borrowings and for the comparable period in 2016 were outflows of ¥1,879.6 billion due primarily to a decrease in Long-term borrowings and Deposits received at banks, net.

Balance Sheet and Financial Leverage

Total assets as of December 31, 2016, were ¥43,052.1 billion, an increase of ¥1,961.9 billion compared with ¥41,090.2 billion as of March 31, 2016, mainly due to the increases in Securities purchased under agreements to resell. Total liabilities as of December 31, 2016, were ¥40,184.1 billion, an increase of ¥1,837.0 billion compared with ¥38,347.2 billion as of March 31, 2016, mainly due to the increase in Securities sold under agreements to repurchase and Trading liabilities. NHI shareholders’ equity as of December 31, 2016, was ¥2,807.2 billion, an increase of ¥107.0 billion compared with ¥2,700.2 billion as of March 31, 2016, reflecting increases such as in Retained earnings.

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. The EMB is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

As leverage ratios are commonly used by other financial institutions similar to us, we voluntarily provide a Leverage ratio and Adjusted leverage ratio primarily for benchmarking purposes so that users of our annual report can compare our leverage against other financial institutions. Adjusted leverage ratio is a non-GAAP financial measure that Nomura considers to be a useful supplemental measure of leverage.

The following table sets forth NHI shareholders’ equity, total assets, adjusted assets and leverage ratios:

	Billions of yen, except ratios
	March 31, 2016		December 31, 2016
NHI shareholders’ equity	¥2,700.2		¥2,807.2
Total assets	41,090.2		43,052.1
Adjusted assets(1)	26,012.5		25,079.7
Leverage ratio(2)	15.2	x	15.3	x
Adjusted leverage ratio(3)	9.6	x	8.9	x

(1)	Represents total assets less Securities purchased under agreements to resell and Securities borrowed. Adjusted assets is a non-GAAP financial measure and is calculated as follows:

	Billions of yen
	March 31, 2016	December 31, 2016
Total assets	¥41,090.2	¥43,052.1
Less:
Securities purchased under agreements to resell	9,205.2	11,263.7
Securities borrowed	5,872.5	6,708.7

Adjusted assets	¥26,012.5	¥25,079.7

(2)	Equals total assets divided by NHI shareholders’ equity.
(3)	Equals adjusted assets divided by NHI shareholders’ equity.

Total assets increased by 4.8% reflecting primarily an increase in Securities purchased under agreements to resell. NHI shareholders’ equity increased by 4.0% reflecting increases such as in Retained earnings. As a result, our leverage ratio rose from 15.2 times as of March 31, 2016 to 15.3 times as of December 31, 2016.

Adjusted assets decreased primarily due to a decrease in Cash and cash equivalents. As a result, our adjusted leverage ratio fell down from 9.6 times as of March 31, 2016 to 8.9 times as of December 31, 2016.

Consolidated Regulatory Capital Requirements

The FSA established the “Guideline for Financial Conglomerates Supervision” (“Financial Conglomerates Guideline”) in June 2005 and set out the rules on consolidated regulatory capital. We started monitoring our consolidated capital adequacy ratio in accordance with the Financial Conglomerates Guideline from April 2005.

The Company has been assigned by the FSA as a Final Designated Parent Company who must calculate a consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company in April 2011. Since then, we have been calculating our consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company. The Capital Adequacy Notice on Final Designated Parent Company has been revised to be in line with Basel 2.5 and Basel III since then. We have calculated a Basel III-based consolidated capital adequacy ratio from the end of March 2013. Basel 2.5 includes significant change in calculation method of market risk and Basel III includes redefinition of capital items for the purpose of requiring higher quality of capital and expansion of the scope of credit risk-weighted assets calculation.

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is currently calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital (sum of common equity Tier 1 capital and additional Tier 1 capital), total capital (sum of Tier 1 capital and Tier 2 capital), credit risk-weighted assets, market risk and operational risk. As of December 31, 2016, our common equity Tier 1 capital ratio (common equity Tier 1 capital divided by risk-weighted assets) was 17.7%, Tier 1 capital ratio (Tier 1 capital divided by risk-weighted assets) was 18.6% and consolidated capital adequacy ratio (total capital divided by risk-weighted assets) was 19.5% and we were in compliance with the requirement for each ratio set out in the Capital Adequacy Notice on Final Designated Parent Company (required level as of December 31, 2016 was 5.25% for common equity Tier 1 capital ratio, 6.75% for Tier 1 capital ratio and 8.75% for consolidated capital adequacy ratio).

The following table presents the Company’s consolidated capital adequacy ratios as of December 31, 2016.

Billions of yen, except ratios
December 31, 2016
Common equity Tier 1 capital	¥2,583.9
Tier 1 capital	2,717.4
Total capital	2,845.9
Risk-Weighted Assets
Credit risk-weighted assets	7,843.5
Market risk equivalent assets	3,995.7
Operational risk equivalent assets	2,738.5

Total risk-weighted assets	¥14,577.7

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	17.7%
Tier 1 capital ratio	18.6%
Consolidated capital adequacy ratio	19.5%

Consolidated Leverage Ratio Requirements

In March 2015, the FSA set out requirements for the calculation and disclosure of a consolidated leverage ratio, through amendments to revising “Specification of items which a final designated parent company should disclose on documents to show the status of its sound management” (2010 FSA Regulatory Notice No. 132; “Notice on Pillar 3 Disclosure”) and the publication of “Consolidated Leverage Ratio prescribed by Commissioner of Financial Services Agency in accordance with Article 3, paragraph 1 of Pillar 3 Notice” (2015 FSA Regulatory Notice No. 11; “Notice on Consolidated Leverage Ratio”). We started calculating and disclosing a consolidated leverage ratio from March 31, 2015 in accordance with the Notice on Pillar 3 Disclosure and Notice on Consolidated Leverage Ratio. Management receives and reviews this consolidated leverage ratio on a regular basis. As of December 31, 2016, our consolidated leverage ratio was 4.47%.

(7) Current Challenges

There is no significant change to our current challenges nor new challenges for the nine months ended December 31, 2016 and until the submission date of this report.

Item 3. Company Information

1. Share Capital Information

(1) Total Number of Shares

A. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common stock	6,000,000,000
Class 1 preferred stock	200,000,000
Class 2 preferred stock	200,000,000
Class 3 preferred stock	200,000,000
Class 4 preferred stock	200,000,000

Total	6,000,000,000

The “Authorized Share Capital” is stated by the type of stock and the “Total” is the number of authorized share capital as referred in the Articles of Incorporation.

B. Issued Shares

Type	Number of Issued Shares as of December 31, 2016	Number of Issued Shares as of February 14, 2017	Trading Markets	Details
Common stock	3,822,562,601	3,822,562,601	Tokyo Stock Exchange(2)	1 unit is 100 shares
			Nagoya Stock Exchange(2)
			Singapore Stock Exchange
			New York Stock Exchange

Total	3,822,562,601	3,822,562,601	—	—

(1)	Shares that may have increased from exercise of stock options between February 1, 2017 and the submission date (February 14, 2017) are not included in the number of issued shares as of the submission date.
(2)	Listed on the First Section of each stock exchange.

(2) Stock Options

Stock acquisition rights issued during the three months ended December 31, 2016 are as follows:

Stock Acquisition Rights No. 74
Date of Resolution	October 26, 2016
Number of Stock Acquisition Right	25,610
Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	2,561,000
The Amount to be Paid upon Exercising the Stock Acquisition Right(1)	¥593 per share
Exercise Period of the Stock Acquisition Right	From November 11, 2018 to November 10, 2023
Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥593 Capital Inclusion Price ¥360

Conditions to Exercise of Stock Acquisition Right	No Stock Acquisition Right may be exercised partially.
Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—
Issue of the Stock Acquisition Right Attendant on Reorganization	—

In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Shares to be Delivered x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Shares to be Delivered)

(3) Exercise of Moving Strike Bonds with Subscription Warrant

None

(4) Rights Plan

None

(5) Changes in Issued Shares, Shareholders’ Equity, etc.

	Millions of yen
Date	Increase/Decrease of Issued Shares	Total Issued Shares	Increase/Decrease of Shareholders’ Equity— Common stock	Shareholders’ Equity— Common stock	Increase/Decrease of Additional capital reserve	Additional capital reserve
December 31, 2016	—	3,822,562,601	—	594,493	—	559,676

(6) Major Shareholders

Not applicable as this is the third quarter.

(7) Voting Rights

The “Voting Rights” as of the end of the current third quarter is presented as of September 30, 2016, the most recent cutoff date, because the number of beneficiary shareholders as of December 31, 2016, could not be ascertained.

A. Outstanding Shares

	As of September 30, 2016
	Number of Shares		Number of Votes	Description
Stock without voting right		—	—	—
Stock with limited voting right (Treasury stocks, etc.)		—	—	—
Stock with limited voting right (Others)		—	—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury Stocks)
	Common stock	266,554,500
			—	—
	(Crossholding Stocks)
	Common stock	1,105,000
Stock with full voting right (Others)	Common stock	3,553,244,300	35,532,443	—
Shares less than 1 unit	Common stock	1,658,801	—	Shares less than 1 unit (100 shares)

Total Shares Issued		3,822,562,601	—	—

Voting Rights of Total Shareholders		—	35,532,443	—

2,000 shares held by Japan Securities Depository Center, Inc. are included in “Stock with full voting right (Others).” 72 shares of treasury stocks are included in “Shares less than 1 unit.”

B. Treasury Stocks

Name	Address	As of September 30, 2016
		Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1, Nihonbashi, Chuo-ku, Tokyo, Japan	266,554,500	—	266,554,500	6.97
(Crossholding Stocks)
Nomura Real Estate Development Co., Ltd.	1-26-2, Nishi Shinjuku, Shinjuku-ku, Tokyo, Japan	1,000,000	—	1,000,000	0.03
Takagi Securities Co., Ltd.	1-3-1-400, Umeda, Kita-ku, Osaka-shi, Osaka, Japan	100,000	—	100,000	0.00
Nomura Japan Corporation.	2-1-3, Nihonbashi Horidomecho, Chuo-ku, Tokyo, Japan	5,000	—	5,000	0.00

Total		267,659,500	—	267,659,500	7.00

Item 4. Financial Information

1	Preparation Method of Consolidated Financial Statements

(1)	The consolidated financial statements have been prepared in accordance with accounting principles, procedures, and presentations which are required in order to issue American Depositary Shares, i.e., U.S. generally accepted accounting principles, pursuant to Article 95 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64, 2007).

(2)	The consolidated financial statements have been prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustments have been made to comply with the principles noted in (1) above.

2	Quarterly Review Certificate

Under Article 193-2 Section 1 of the Financial Instruments and Exchange Act, Ernst & Young ShinNihon LLC performed a quarterly review of the consolidated financial statements for the three months ended December 31, 2016.

<Note>

Although Ernst & Young ShinNihon LLC reported that they applied limited procedures in accordance with professional standards in Japan on the interim consolidated financial statements, prepared in Japanese for the nine and three months ended December 31, 2016, they have not performed any such limited procedures nor have they performed an audit on the English translated version of the consolidated financial statements for the above-mentioned periods which are included in this report on Form 6-K.

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (UNAUDITED)

		Millions of yen
	Notes	March 31, 2016	December 31, 2016
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥3,476,261	¥2,647,280
Time deposits		196,632	185,418
Deposits with stock exchanges and other segregated cash		225,950	264,793

Total cash and cash deposits		3,898,843	3,097,491

Loans and receivables:
Loans receivable (including ¥301,766 million and ¥403,775 million measured at fair value by applying the fair value option as of March 31, 2016 and December 31, 2016, respectively)	*2,7	1,605,603	1,661,118
Receivables from customers (including ¥1,542 million and ¥1,416 million measured at fair value by applying the fair value option as of March 31, 2016 and December 31, 2016, respectively)	*2	210,844	120,227
Receivables from other than customers		1,156,608	1,105,080
Allowance for doubtful accounts	*7	(3,477)	(3,526)

Total loans and receivables		2,969,578	2,882,899

Collateralized agreements:
Securities purchased under agreements to resell (including ¥1,098,969 million and ¥1,106,477 million measured at fair value by applying the fair value option as of March 31, 2016 and December 31, 2016, respectively)	*2	9,205,165	11,263,688
Securities borrowed		5,872,495	6,708,693

Total collateralized agreements		15,077,660	17,972,381

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥6,483,857 million and ¥5,908,113 million as of March 31, 2016 and December 31, 2016, respectively; including ¥5,761 million and ¥6,528 million measured at fair value by applying the fair value option as of March 31, 2016 and December 31, 2016, respectively)	*2,3	16,379,424	16,141,117
Private equity investments (including ¥7,145 million and ¥6,852 million measured at fair value by applying the fair value option as of March 31, 2016 and December 31, 2016, respectively)	*2	30,578	25,645

Total trading assets and private equity investments		16,410,002	16,166,762

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥402,599 million as of March 31, 2016 and ¥437,669 million as of December 31, 2016)		355,507	340,286
Non-trading debt securities	*2,5	870,812	799,251
Investments in equity securities	*2	137,970	149,234
Investments in and advances to affiliated companies	*7	395,284	411,397
Other (including ¥60,359 million and ¥181,116 million measured at fair value by applying the fair value option as of March 31, 2016 and December 31, 2016, respectively)	*2,5,9	974,511	1,232,408

Total other assets		2,734,084	2,932,576

Total assets		¥41,090,167	¥43,052,109

(1) Consolidated Balance Sheets—(Continued) (UNAUDITED)

		Millions of yen
	Notes	March 31, 2016	December 31, 2016
LIABILITIES AND EQUITY
Short-term borrowings (including ¥330,816 million and ¥360,321 million measured at fair value by applying the fair value option as of March 31, 2016 and December 31, 2016, respectively)	*2	¥662,902	¥620,934
Payables and deposits:
Payables to customers		688,196	1,024,080
Payables to other than customers		1,337,931	1,916,879
Deposits received at banks		2,222,991	1,058,930

Total payables and deposits		4,249,118	3,999,889

Collateralized financing:
Securities sold under agreements to repurchase (including ¥442,247 million and ¥486,416 million measured at fair value by applying the fair value option as of March 31, 2016 and December 31, 2016, respectively)	*2	14,192,309	15,812,389
Securities loaned (including ¥129,201 million and ¥166,082 million measured at fair value by applying the fair value option as of March 31, 2016 and December 31, 2016, respectively)	*2	1,937,009	1,883,569
Other secured borrowings		476,273	290,850

Total collateralized financing		16,605,591	17,986,808

Trading liabilities	*2,3	7,499,335	8,712,668
Other liabilities (including ¥17,739 million and ¥8,066 million measured at fair value by applying the fair value option as of March 31, 2016 and December 31, 2016, respectively)	*2,9	1,200,647	1,283,935
Long-term borrowings (including ¥2,703,816 million and ¥2,728,570 million measured at fair value by applying the fair value option as of March 31, 2016 and December 31, 2016, respectively)	*2	8,129,559	7,579,896

Total liabilities		38,347,152	40,184,130

Commitments and contingencies	*14
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value share
Authorized—6,000,000,000 shares as of March 31, 2016 and December 31, 2016
Issued—3,822,562,601 shares as of March 31, 2016 and December 31, 2016
Outstanding—3,608,391,999 shares as of March 31, 2016 and 3,523,209,781 shares as of December 31, 2016		594,493	594,493
Additional paid-in capital		692,706	681,758
Retained earnings		1,516,577	1,641,167
Accumulated other comprehensive income	*13	44,980	75,846

Total NHI shareholders’ equity before treasury stock		2,848,756	2,993,264
Common stock held in treasury, at cost—214,170,602 shares as of March 31, 2016 and 299,352,820 shares as of December 31, 2016		(148,517)	(186,023)

Total NHI shareholders’ equity		2,700,239	2,807,241

Noncontrolling interests		42,776	60,738
Total equity		2,743,015	2,867,979

Total liabilities and equity		¥41,090,167	¥43,052,109

(1) Consolidated Balance Sheets—(Continued) (UNAUDITED)

The following table presents the classification of consolidated variable interest entities’ (“VIEs”) assets and liabilities included in the consolidated balance sheets above. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs. See Note 6 “Securitizations and Variable Interest Entities” for further information.

	Billions of yen
	March 31, 2016	December 31, 2016
Cash and cash deposits	¥3	¥4
Trading assets and private equity investments	1,310	1,452
Other assets	10	48

Total assets	¥1,323	¥1,504

Trading liabilities	¥3	¥24
Other liabilities	2	4
Borrowings	809	960

Total liabilities	¥814	¥988

The accompanying notes are an integral part of these consolidated financial statements.

(2) Consolidated Statements of Income (UNAUDITED)

	Notes	Millions of yen
		Nine months ended December 31
		2015	2016
Revenue:
Commissions		¥344,167	¥237,152
Fees from investment banking		89,380	64,409
Asset management and portfolio service fees		175,925	159,858
Net gain on trading	*2, 3	292,490	367,286
Gain on private equity investments		10,447	163
Interest and dividends		333,121	332,797
Gain on investments in equity securities		2,994	10,553
Other		112,357	116,187

Total revenue		1,360,881	1,288,405
Interest expense		245,346	234,285

Net revenue		1,115,535	1,054,120

Non-interest expenses:
Compensation and benefits		447,426	381,510
Commissions and floor brokerage		97,990	70,016
Information processing and communications		142,984	128,002
Occupancy and related depreciation		57,498	51,910
Business development expenses		26,114	24,025
Other		166,027	158,170

Total non-interest expenses		938,039	813,633

Income before income taxes		177,496	240,487
Income tax expense	*12	24,039	60,730

Net income		¥153,457	¥179,757
Less: Net income attributable to noncontrolling interests		2,754	1,406

Net income attributable to NHI shareholders		¥150,703	¥178,351

	Notes	Yen
		Nine months ended December 31
		2015	2016
Per share of common stock:	*10
Basic—
Net income attributable to NHI shareholders per share		¥41.88	¥49.94
Diluted—
Net income attributable to NHI shareholders per share		¥40.85	¥48.76

The accompanying notes are an integral part of these consolidated financial statements.

	Notes	Millions of yen
		Three months ended December 31
		2015	2016
Revenue:
Commissions		¥102,323	¥86,257
Fees from investment banking		20,016	23,743
Asset management and portfolio service fees		57,808	55,106
Net gain on trading	*2,3	105,191	108,385
Gain on private equity investments		8,691	596
Interest and dividends		107,932	117,383
Gain on investments in equity securities		4,690	12,865
Other		27,875	39,549

Total revenue		434,526	443,884
Interest expense		79,627	75,239

Net revenue		354,899	368,645

Non-interest expenses:
Compensation and benefits		141,807	127,592
Commissions and floor brokerage		31,126	22,977
Information processing and communications		46,831	42,152
Occupancy and related depreciation		19,596	16,879
Business development expenses		9,330	8,848
Other		54,602	54,249

Total non-interest expenses		303,292	272,697

Income before income taxes		51,607	95,948
Income tax expense	*12	16,048	25,218

Net income		¥35,559	¥70,730
Less: Net income attributable to noncontrolling interests		157	384

Net income attributable to NHI shareholders		¥35,402	¥70,346

	Notes	Yen
		Three months ended December 31
		2015	2016
Per share of common stock:	*10
Basic—
Net income attributable to NHI shareholders per share		¥9.83	¥19.89
Diluted—
Net income attributable to NHI shareholders per share		¥9.61	¥19.44

The accompanying notes are an integral part of these consolidated financial statements.

(3) Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen
	Nine months ended December 31
	2015	2016
Net income	¥153,457	¥179,757
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	(1,998)	27,770
Deferred income taxes	(18,051)	(1,332)

Total	(20,049)	26,438
Defined benefit pension plans:
Pension liability adjustment	(297)	1,197
Deferred income taxes	225	(334)

Total	(72)	863
Non-trading securities:
Net unrealized gain (loss) on non-trading securities	(992)	(7,606)
Deferred income taxes	192	2,463

Total	(800)	(5,143)

Own Credit Adjustments:
Own Credit Adjustments	—	(13,865)
Deferred income taxes	—	2,020

Total	—	(11,845)

Total other comprehensive income (loss)	(20,921)	10,313

Comprehensive income	¥132,536	¥190,070
Less: Comprehensive income attributable to noncontrolling interests	1,820	147

Comprehensive income attributable to NHI shareholders	¥130,716	¥189,923

	Millions of yen
	Three months ended December 31
	2015	2016
Net income	¥35,559	¥70,730
Other comprehensive income:
Cumulative translation adjustments:
Cumulative translation adjustments	623	122,899
Deferred income taxes	(522)	(7,214)

Total	101	115,685
Defined benefit pension plans:
Pension liability adjustment	246	1,105
Deferred income taxes	(117)	(253)

Total	129	852
Non-trading securities:
Net unrealized gain on non-trading securities	3,425	886
Deferred income taxes	(974)	1,118

Total	2,451	2,004

Own Credit Adjustments:
Own Credit Adjustments	—	5,228
Deferred income taxes	—	(900)

Total	—	4,328

Total other comprehensive income	2,681	122,869

Comprehensive income	¥38,240	¥193,599
Less: Comprehensive income (loss) attributable to noncontrolling interests	(240)	1,024

Comprehensive income attributable to NHI shareholders	¥38,480	¥192,575

The accompanying notes are an integral part of these consolidated financial statements.

(4) Consolidated Statements of Changes in Equity (UNAUDITED)

	Millions of yen
	Nine months ended December 31
	2015	2016
Common stock
Balance at beginning of year	¥594,493	¥594,493

Balance at end of period	594,493	594,493

Additional paid-in capital
Balance at beginning of year	683,407	692,706
Issuance and exercise of common stock options	1,067	(10,948)
Changes in an affiliated company’s interests in its subsidiary	5,172	—

Balance at end of period	689,646	681,758

Retained earnings
Balance at beginning of year	1,437,940	1,516,577
Cumulative effect of change in accounting principle (1)	—	(19,294)
Net income attributable to NHI shareholders	150,703	178,351
Cash dividends(2)	(35,972)	(31,997)
Gain (loss) on sales of treasury stock	(5,854)	(2,470)

Balance at end of period	1,546,817	1,641,167

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	133,371	53,418
Net change during the period	(19,559)	26,373

Balance at end of period	113,812	79,791

Defined benefit pension plans
Balance at beginning of year	(15,404)	(33,325)
Pension liability adjustment	(72)	863

Balance at end of period	(15,476)	(32,462)

Non-trading securities
Balance at beginning of year	25,772	24,887
Net unrealized gain (loss) on non-trading securities	(356)	(3,819)

Balance at end of period	25,416	21,068

Own credit adjustments
Balance at beginning of year	—	—
Cumulative effect of change in accounting principle (1)	—	19,294
Own credit adjustments	—	(11,845)

Balance at end of period	—	7,449

Balance at end of period	123,752	75,846

Common stock held in treasury
Balance at beginning of year	(151,805)	(148,517)
Repurchases of common stock	(19,998)	(61,334)
Sales of common stock	1	1
Common stock issued to employees	21,755	22,554
Other net change in treasury stock	—	1,273

Balance at end of period	(150,047)	(186,023)

Total NHI shareholders’ equity

Balance at end of period	2,804,661	2,807,241

Noncontrolling interests
Balance at beginning of year	37,172	42,776
Cumulative effect of change in accounting principle (3)	—	11,330
Cash dividends	(2,894)	(1,618)
Net income attributable to noncontrolling interests	2,754	1,406
Accumulated other comprehensive income (loss) attributable to noncontrolling interests	(934)	(1,259)
Purchase / sale of subsidiary shares, net	—	(14)
Other net change in noncontrolling interests	(3,484)	8,117

Balance at end of period	32,614	60,738

Total equity
Balance at end of period	¥2,837,275	¥2,867,979

(1)    Cumulative effect of change in accounting principle is an adjustment to initially apply Accounting Standards Update (“ASU”) 2016-01, “Recognition and measurement of financial assets and financial liabilities.”

(2) Dividends per share	Nine months ended December 31, 2015	¥10.00	Three months ended December 31, 2015	¥0.00
	Nine months ended December 31, 2016	¥9.00	Three months ended December 31, 2016	¥0.00
(3) Cumulative effect of change in accounting principle is an adjustment to initially apply ASU 2015-02, “Consolidation analysis” (“ASU 2015-02”).

The accompanying notes are an integral part of these consolidated financial statements.

(5) Consolidated Statements of Cash Flows (UNAUDITED)

	Millions of yen
	Nine months ended December 31
	2015	2016
Cash flows from operating activities:
Net income	¥153,457	¥179,757
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	60,861	52,634
Loss on investments in equity securities	(2,994)	(10,553)
Deferred income taxes	(49,291)	16,960
Changes in operating assets and liabilities:
Time deposits	103,394	7,309
Deposits with stock exchanges and other segregated cash	(2,580)	(30,206)
Trading assets and private equity investments	(1,913,700)	622,204
Trading liabilities	(1,121,892)	1,049,460
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,965,900	(589,848)
Securities borrowed, net of securities loaned	1,070,907	(911,985)
Other secured borrowings	(120,847)	(185,423)
Loans and receivables, net of allowance for doubtful accounts	158,848	85,686
Payables	497,955	886,718
Bonus accrual	(44,975)	(13,720)
Accrued income taxes, net	(43,394)	42
Other, net	(30,341)	(55,608)

Net cash provided by operating activities	681,308	1,103,427

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(273,524)	(234,903)
Proceeds from sales of office buildings, land, equipment and facilities	244,666	189,639
Payments for purchases of investments in equity securities	(129)	(520)
Proceeds from sales of investments in equity securities	367	1,863
Increase in loans receivable at banks, net	(30,024)	(11,695)
Decrease in non-trading debt securities, net	55,529	68,368
Other, net	515	(111,670)

Net cash used in investing activities	(2,600)	(98,918)

Cash flows from financing activities:
Increase in long-term borrowings	1,711,185	1,158,156
Decrease in long-term borrowings	(1,653,991)	(1,772,015)
Decrease in short-term borrowings, net	(159,987)	(12,265)
Increase (decrease) in deposits received at banks, net	83,342	(1,149,482)
Proceeds from sales of common stock held in treasury	542	204
Payments for repurchases of common stock held in treasury	(19,998)	(61,334)
Payments for cash dividends	(82,783)	(42,833)

Net cash used in financing activities	(121,690)	(1,879,569)

Effect of exchange rate changes on cash and cash equivalents	(1,462)	46,079

Net increase (decrease) in cash and cash equivalents	555,556	(828,981)
Cash and cash equivalents at beginning of year	1,315,408	3,476,261

Cash and cash equivalents at end of period	¥1,870,964	¥2,647,280

Supplemental information:
Cash paid during the period for—
Interest	¥252,534	¥224,893
Income tax payments, net	¥116,724	¥43,727

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements (UNAUDITED)

1. Basis of accounting:

In December 2001, Nomura Holdings, Inc. (“the Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (“SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has had an obligation to file an annual report on Form 20-F with the SEC in accordance with the Securities Exchange Act of 1934.

Therefore, the Company and other entities in which it has a controlling financial interest (collectively “Nomura”) prepares consolidated financial statements in accordance with the accounting principles, procedures and presentations which are required in order to issue ADS, i.e., U.S. generally accepted accounting principles (“U.S. GAAP”), pursuant to Article 95 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64, 2007).

The following paragraphs describe the major differences between U.S. GAAP applied by Nomura and accounting principles generally accepted in Japan (“Japanese GAAP”) for the nine and three months ended December 31, 2016. Where the effect of these major differences are significant to Income before income taxes, Nomura discloses as (higher) or (lower) below the amount by which Income before income taxes based on U.S. GAAP was higher or lower than Japanese GAAP, respectively.

Scope of consolidation—

Under U.S. GAAP, the scope of consolidation is mainly determined by the ownership of a majority of the voting interests in an entity or by identifying the primary beneficiary of variable interest entities. Under Japanese GAAP, the scope of consolidation is determined by a “financial controlling model”, which takes into account the ownership level of voting interests in an entity and other factors.

Unrealized gains and losses on investments in equity securities—

Under U.S. GAAP applicable to broker-dealers, minority investments in equity securities are measured at fair value with changes in fair value recognized in earnings. Under Japanese GAAP, these investments are also measured at fair value, but unrealized gains and losses, net of applicable income taxes, are reported in other comprehensive income. Income before income taxes prepared under U.S. GAAP, therefore, was ¥2,825 million (higher) and ¥9,464 million (higher) for the nine months ended December 31, 2015 and 2016, respectively and ¥4,726 million (higher) and ¥12,419 million (higher) for the three months ended December 31, 2015 and 2016, respectively.

Unrealized gains and losses on non-trading debt and equity securities—

Under U.S. GAAP applicable to broker-dealers, non-trading securities are measured at fair value with changes in fair value recognized in earnings. Under Japanese GAAP, these securities are also measured at fair value, but unrealized gains and losses, net of applicable income taxes, are reported in other comprehensive income. Income before income taxes prepared under U.S. GAAP, therefore, was ¥1,175 million (lower) and 3,478 million (lower) for the nine months ended December 31, 2015 and 2016, respectively, and ¥334 million (higher) and ¥3,245 million (lower) for the three months ended December 31, 2015 and 2016, respectively for non-trading debt securities. Income before income taxes prepared under U.S. GAAP was ¥683 million (higher) and ¥2,051 million (lower) for the nine months ended December 31, 2015 and 2016, respectively, and ¥728 million (higher) and ¥2,135 million (lower) for the three months ended December 31, 2015 and 2016, respectively for non-trading equity securities.

Retirement and severance benefits—

Under U.S. GAAP, gains or losses resulting from either experience that is different from an actuarial assumption or a change in assumption is amortized over the average remaining service period of employees when a net gain or loss at the beginning of the year exceeds the “Corridor” which is defined as 10% of the larger of projected benefit obligation or the fair value of plan assets. Under Japanese GAAP, these gains or losses are amortized over a certain period regardless of the Corridor.

Amortization of goodwill and equity method goodwill—

Under U.S. GAAP, goodwill is not amortized and is tested for impairment periodically. Under Japanese GAAP, goodwill is amortized over certain periods of less than 20 years using the straight-line method. Therefore, under U.S. GAAP, Income before income taxes was ¥5,349 million (higher) and ¥5,089 million (higher) for the nine months ended December 31, 2015 and 2016, respectively, and ¥1,781 million (higher) and ¥1,717 million (higher) for the three months ended December 31, 2015 and 2016, respectively.

Changes in the fair value of derivative contracts—

Under U.S. GAAP, all derivative contracts, including derivative contracts that have been designated as hedges of specific assets or specific liabilities, are carried at fair value, with changes in fair value recognized either in earnings or other comprehensive income. Under Japanese GAAP, derivative contracts that have been entered into for hedging purposes are carried at fair value with changes in fair value, net of applicable income taxes, recognized in other comprehensive income.

Fair value for financial assets and financial liabilities—

Under U.S. GAAP, the fair value option may be elected for eligible financial assets and financial liabilities which would otherwise be carried on a basis other than fair value (“the fair value option”). Where the fair value option is elected, the financial asset or financial liability is carried at fair value with changes in fair value are recognized in earnings. Under Japanese GAAP, the fair value option is not permitted. Therefore, under U.S. GAAP, Income before income taxes was ¥8,091 million (lower) and ¥6,099 million (higher) for the nine months ended December 31, 2015 and 2016, respectively and ¥4,336 million (lower) and ¥6,122 million (higher) for the three months ended December 31, 2015 and 2016, respectively. In addition, non-marketable equity securities which are carried at fair value under U.S. GAAP applicable to broker-dealers are carried at cost less impairment loss under Japanese GAAP.

Offsetting of amounts related to certain contracts—

Under U.S. GAAP, an entity that is party to a master netting arrangement is permitted to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement. Under Japanese GAAP, offsetting of such amounts is not permitted.

Stock issuance costs—

Under U.S. GAAP, stock issuance costs are deducted from capital. Under Japanese GAAP, stock issuance costs are either immediately expensed or capitalized as a deferred asset and amortized over periods of up to three years using the straight-line method.

Accounting for change in controlling interest in a consolidated subsidiary’s shares—

Under U.S. GAAP, when a parent’s ownership interest decreases as a result of sales of a subsidiary’s common shares by the parent, and the subsidiary becomes an equity method investee, the parent’s remaining investment in the former subsidiary is measured at fair value as of the date of loss of a controlling interest and a related valuation gain or loss is recognized in earnings. Under Japanese GAAP, the remaining investment on the parent’s consolidated balance sheet is computed as the sum of the carrying amount of investment in the equity method investee recorded in the parent’s stand-alone balance sheet as adjusted for the share of net income or losses and other adjustments from initial acquisition through to the date of loss of a controlling interest multiplied by the ratio of the remaining shareholding percentage against the holding percentage prior to loss of control.

New accounting pronouncements recently adopted—

No new accounting pronouncements relevant to Nomura were adopted during the three months ended September 30, 2016 and December 31, 2016.

The following table presents a summary of new accounting pronouncements relevant to Nomura which were adopted during the three months ended June 30, 2016:

Pronouncement	Summary of new guidance	Actual adoption date and method of adoption	Effect on these consolidated statements
ASU 2015-02, “Amendments to the Consolidation Analysis”

•    Simplifies complex consolidation guidance in ASC 810 “Consolidation” by eliminating the legacy variable interest consolidation model applied to certain investment companies, money market funds, qualifying real estate funds and similar entities.

•    Provides a new consolidation exception for certain registered money market funds and similar entities.

•    Modifies the evaluation of whether limited partnerships and similar legal entities are variable interest entities or voting interest entities under ASC 810.

•    Modifies how fee arrangements and related party relationships should be considered in determining whether a variable interest entity should be consolidated.

•    Requires new footnote disclosures regarding financial support arrangements with certain registered money market funds and similar entities to which the exception from consolidation has been applied.

		Modified retrospective adoption from April 1, 2016.	Nomura consolidated certain investment funds, which increased total assets and total equity by ¥11,330 million upon adoption as of April 1, 2016. No impact on Nomura’s results of operations.

ASU 2014-13, “Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity”

•    Provides an alternative method for measuring both financial assets and liabilities of consolidated collateralized financing entity by using either the fair value of the financial assets or financial liabilities, whichever is more observable.

•    Requires certain new qualitative footnote disclosures where the alternative method is applied.

		Modified retrospective adoption from April 1, 2016.	No material impact.

ASU 2015-07, “Disclosures for investments in certain entities that calculate net asset value per share (or Its Equivalents)”

•    Removes the requirement to categorize investments for which fair value is estimated using net asset value as a practical expedient within the fair value hierarchy.

•    Revises certain other related fair value footnote disclosure requirements.

		Full retrospective adoption from April 1, 2016.	No material impact. See Note 2 “Fair value measurements” for additional information about the impact of the adoption.

Pronouncement	Summary of new guidance	Actual adoption date and method of adoption	Effect on these consolidated statements
ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” -Presentation of own credit adjustments

•    Requires unrealized changes in the fair value of financial liabilities elected for the fair value option attributable to instrument-specific credit risk (“own credit adjustments”) to be presented separately in other comprehensive income.

Modified retrospective adoption from April 1, 2016.

A cumulative catch up adjustment, net of taxes, of ¥19,294 million was recognized as of April 1, 2016 to reclassify cumulative unrealized gains arising from own credit adjustments from Retained earnings to Accumulated other comprehensive income (loss).

See Note 2 “Fair value measurements” and Note 13 “Other comprehensive income (loss)” for additional information about the impact of adoption.

ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs”	• Requires issuance costs related to a recognized debt liability be presented as a direct deduction from the carrying amount of the related debt liability rather than a separate asset.	Full retrospective adoption from April 1, 2016.	No material impact.

ASU 2015-15, “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line- of-Credit Arrangements”

•    Clarifies the SEC staff’s position on presentation and measurement of debt issuance costs associated with line-of-credit arrangements which are permitted to be presented as an asset and subsequently amortized ratably over the term of the related line-of-credit arrangements.

		Prospective adoption from April 1, 2016.	No material impact.

Pronouncement	Summary of new guidance	Actual adoption date and method of adoption	Effect on these consolidated statements
ASU 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could be Achieved after the Requisite Service Period”	• Clarifies a performance target that affects vesting and that could be achieved after the requisite service period is accounted for as a performance condition.	Prospective adoption from April 1, 2016.	No material impact.

ASU 2015-05, “Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement”	• Provides guidance on evaluating the accounting for fees paid in a cloud computing arrangement.	Prospective adoption from April 1, 2016.	No material impact.

ASU 2015-16, “Simplifying the Accounting for Measurement-Period Adjustments”

•    Eliminates the requirement for an acquirer in a business combination to account for adjustments made to provisional amounts retrospectively.

•    New footnote disclosure requirement for any measurement-period adjustments identified during the reporting period.

		Prospective adoption from April 1, 2016.	No material impact.

Future accounting developments—

The following table presents a summary of new accounting pronouncements relevant to Nomura which will be adopted in future periods and which may have a material impact on these consolidated financial statements:

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements
ASU 2016-05, “Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships”	• Clarifies how a change in counterparty of a derivative designated as hedging instrument in an existing hedging relationship affects the hedging relationship under ASC 815.	Prospective or modified retrospective adoption from April 1, 2017.(1)	No material impact expected.

ASU 2016-07, “Simplifying the Transition Method of Equity Method of Accounting”

•    Simplifies investor’s accounting for equity method investments as a result of an increase in ownership level or degree of influence over the investee from prior period.

•    Requires prospective application of equity method accounting from the date when an equity investment qualifies for equity method of accounting.

		Prospective adoption from April 1, 2017.(1)	No material impact expected.

ASU 2016-09 “Improvements to Employee Share-Based Payment Accounting”

•    Allows an accounting policy election to be made to either account for forfeitures when they occur or to include estimated forfeitures in compensation expense recognized during a reporting period.

•    Requires all associated excess tax benefits to be recognized as an income tax benefit through earnings rather than as additional paid-in capital with excess tax deficiencies recognized as income tax expense rather than as an offset of excess tax benefits, if any.

•    Requires recognition of excess tax benefits regardless of whether the benefit reduces taxes payable in the current reporting period.

		Modified retrospective or prospective adoption from April 1, 2017(1) depending on the nature of the accounting change.	No material impact expected.

ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” -Other amendments

•    Requires all equity investments, with certain exceptions, to be measured at fair value with changes in fair value recognized in earnings.

•    Introduces new disclosures for financial instruments including embedded derivatives.

•    Eliminates certain existing disclosures around the assumptions and methodology used to determine fair value of financial instruments.

		Modified retrospective adoption from April 1, 2018.	Currently evaluating the potential impact.

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements
ASU 2014-09, “Revenue from Contracts with Customers”(2)

•    Replaces existing revenue recognition guidance in ASC 605 “Revenue Recognition” and certain industry-specific revenue recognition guidance.

•    Requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers.

•    Specifies the accounting for costs to obtain or fulfill a customer contract.

•    Revises existing guidance for principal-versus-agency determination.

•    Requires extensive new footnote disclosures around nature and type of revenue from services provided to customers.

		Full or modified retrospective adoption from April 1, 2018.(1)	Currently evaluating the potential impact.

ASU 2016-02, “Leases”

•    Replaces ASC 840 “Leases”, the current guidance on lease accounting, and revised the definition of a lease.

•    Requires all lessees to recognize a right of use asset and corresponding lease liability on balance sheet.

•    Lessor accounting is largely unchanged from current guidance.

•    Simplifies the accounting for sale leaseback and “build-to-suit” leases.

•    Requires extensive new qualitative and quantitative footnote disclosures on lease arrangements.

		Modified retrospective adoption from April 1, 2019.(1)	Currently evaluating the potential impact.

ASU 2016-13, “Measurement of Credit Losses on Financial Instruments”

•    Provides a new model for recognition and impairment of credit losses against financial instruments such as loans and receivables which are not carried at fair value with changes in fair value recognized through earnings.

•    New model based on current expected credit losses rather than incurred credit losses.

•    Requires enhanced qualitative and quantitative disclosures around credit risk, the methodology used to estimate and monitor expected credit losses and changes in estimates of expected credit losses.

		Modified retrospective adoption from April 1, 2020.(1)	Currently evaluating the potential impact.

(1)	Unless Nomura early adopts.
(2)	As subsequently amended by ASU 2015-14 “Revenue from Contracts with Customers—Deferral of the Effective Date”, ASU 2016-08 “Revenue from Contracts with Customers—Principal versus Agent Considerations”, ASU 2016-10 “Revenue from Contracts with Customers—Identifying Performance Obligations and Licensing”, ASU 2016-12 “Revenue from Contracts with Customers—Narrow-Scope Improvements and Practical Expedients” and ASU 2016-20 “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers”.

2. Fair value measurements:

The fair value of financial instruments

A significant amount of Nomura’s financial instruments are carried at fair value. Financial assets carried at fair value on a recurring basis are reported in the consolidated balance sheets within Trading assets and private equity investments, Loans and receivables, Collateralized agreements and Other assets. Financial liabilities carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings and Other liabilities.

Other financial assets and financial liabilities are measured at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is used in specific circumstances after initial recognition, such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820 which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial assets or financial liabilities.

Fair value is usually determined on an individual financial instrument basis consistent with the unit of account of the financial instrument. However, certain financial instruments managed on a portfolio basis are valued as a portfolio, namely based on the price that would be received to sell a net long position (i.e., a net financial asset) or transfer a net short position (i.e., a net financial liability) consistent with how market participants would price the net risk exposure at the measurement date.

Financial assets carried at fair value also include investments in certain funds where, as a practical expedient, fair value is determined on the basis of net asset value per share (“NAV per share”) if the NAV per share is calculated in accordance with certain industry standard principles.

Increases and decreases in the fair value of assets and liabilities will significantly impact Nomura’s position, performance, liquidity and capital resources. As explained below, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the accurate impact of future developments in the market. Where appropriate, Nomura uses economic hedging strategies to mitigate its risk, although these hedges are also subject to unpredictable movements in the market.

Valuation methodology for financial instruments carried at fair value on a recurring basis

The fair value of financial instruments is based on quoted market prices including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Various financial instruments, including cash instruments and over-the-counter (“OTC”) contracts, have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer range which best represents Nomura’s estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value.

Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities marked using such prices. Other instruments may be measured using valuation techniques, such as valuation pricing models incorporating observable valuation inputs, unobservable parameters or a combination of both. Valuation pricing models use valuation inputs which would be considered by market participants in valuing similar financial instruments.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized and realized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close-out adjustments, and other appropriate instrument-specific adjustments, such as those to reflect transfer or sale restrictions.

The level of adjustments is largely judgmental and is based on an assessment of the factors that management believe other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments, and the valuation inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.

For example, the fair value of certain financial instruments includes adjustments for credit risk; both with regards to counterparty credit risk on positions held and Nomura’s own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable valuation inputs for the relevant counterparty. The same approach is used to measure the credit exposure on Nomura’s financial liabilities as is used to measure counterparty credit risk on Nomura’s financial assets.

Such valuation pricing models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. The Global Model Validation Group (“MVG”) within Nomura’s Risk Management Department reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model’s suitability for valuation and sensitivity of a particular product. Valuation models are calibrated to the market on a periodic basis by comparison to observable market pricing, comparison with alternative models and analysis of risk profiles.

As explained above, any changes in fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. Where financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data.

Fair value hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Unadjusted quoted prices for identical financial instruments in active markets accessible by Nomura at the measurement date.

Level 2:

Quoted prices in inactive markets or prices containing other inputs which are observable, either directly or indirectly. Valuation techniques using observable valuation inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from independent market sources at the measurement date.

Level 3:

Unobservable valuation inputs that are significant to the fair value measurement of the financial instrument. Valuation techniques using unobservable valuation inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

The availability of valuation inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to the prevalence of similar products in the market, especially for customized products, how established the product is in the market, for example, whether it is a new product or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar instruments.

Where valuation models include the use of valuation inputs which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.

Certain criteria management use to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

The following tables present the amounts of Nomura’s financial instruments measured at fair value on a recurring basis as of March 31, 2016 and December 31, 2016 within the fair value hierarchy.

	Billions of yen
	March 31, 2016
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2016
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥1,032	¥742	¥34	¥—	¥1,808
Private equity investments(3)	—	—	20	—	20
Japanese government securities	2,973	—	—	—	2,973
Japanese agency and municipal securities	—	215	—	—	215
Foreign government, agency and municipal securities	3,673	1,383	4	—	5,060
Bank and corporate debt securities and loans for trading purposes	—	1,061	107	—	1,168
Commercial mortgage-backed securities (“CMBS”)	—	44	17	—	61
Residential mortgage-backed securities (“RMBS”)	—	3,065	9	—	3,074
Real estate-backed securities	—	—	38	—	38
Collateralized debt obligations (“CDOs”) and other(4)	—	80	10	—	90
Investment trust funds and other	356	95	2	—	453

Total trading assets and private equity investments	8,034	6,685	241	—	14,960

Derivative assets(5)
Equity contracts	5	1,229	51	—	1,285
Interest rate contracts	11	28,688	126	—	28,825
Credit contracts	1	649	29	—	679
Foreign exchange contracts	0	6,886	21	—	6,907
Commodity contracts	1	0	—	—	1
Netting	—	—	—	(36,325)	(36,325)

Total derivative assets	18	37,452	227	(36,325)	1,372

Subtotal	¥8,052	¥44,137	¥468	¥(36,325)	¥16,332

Loans and receivables(6)	—	277	26	—	303
Collateralized agreements(7)	—	1,099	—	—	1,099
Other assets
Non-trading debt securities	337	534	0	—	871
Other(2)(3)	426	122	57	—	605

Total	¥8,815	¥46,169	¥551	¥(36,325)	¥19,210

Liabilities:
Trading liabilities
Equities	¥1,108	¥29	¥0	¥—	¥1,137
Japanese government securities	1,746	—	—	—	1,746
Japanese agency and municipal securities	—	9	—	—	9
Foreign government, agency and municipal securities	2,203	747	—	—	2,950
Bank and corporate debt securities	—	519	3	—	522
Commercial mortgage-backed securities (“CMBS”)	—	0	—	—	0
Residential mortgage-backed securities (“RMBS”)	—	3	—	—	3
Collateralized debt obligations (“CDOs”) and other(4)	—	2	—	—	2
Investment trust funds and other	78	2	0	—	80

Total trading liabilities	5,135	1,311	3	—	6,449

Derivative liabilities(5)
Equity contracts	5	1,491	45	—	1,541
Interest rate contracts	8	28,380	109	—	28,497
Credit contracts	1	776	29	—	806
Foreign exchange contracts	0	6,624	30	—	6,654
Commodity contracts	8	0	—	—	8
Netting	—	—	—	(36,456)	(36,456)

Total derivative liabilities	22	37,271	213	(36,456)	1,050

Subtotal	¥5,157	¥38,582	¥216	¥(36,456)	¥7,499

Short-term borrowings(8)	1	309	21	—	331
Payables and deposits(9)	—	0	0	—	0
Collateralized financing(7)	—	571	—	—	571
Long-term borrowings(8)(10)(11)	105	2,265	331	—	2,701
Other liabilities(12)	150	111	2	—	263

Total	¥5,413	¥41,838	¥570	¥(36,456)	¥11,365

	Billions of yen
	December 31, 2016
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of December 31, 2016
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥1,109	¥1,275	¥33	¥—	¥2,417
Private equity investments(3)	—	—	13	—	13
Japanese government securities	2,415	—	—	—	2,415
Japanese agency and municipal securities	—	224	2	—	226
Foreign government, agency and municipal securities	3,378	1,027	2	—	4,407
Bank and corporate debt securities and loans for trading purposes	—	1,152	117	—	1,269
Commercial mortgage-backed securities (“CMBS”)	—	23	2	—	25
Residential mortgage-backed securities (“RMBS”)	—	3,190	12	—	3,202
Real estate-backed securities	—	—	52	—	52
Collateralized debt obligations (“CDOs”) and other(4)	—	65	30	—	95
Investment trust funds and other	515	44	0	—	559

Total trading assets and private equity investments	7,417	7,000	263	—	14,680

Derivative assets(5)
Equity contracts	29	1,064	42	—	1,135
Interest rate contracts	14	19,547	111	—	19,672
Credit contracts	2	508	16	—	526
Foreign exchange contracts	19	9,055	37	—	9,111
Commodity contracts	8	0	0	—	8
Netting	—	—	—	(29,025)	(29,025)

Total derivative assets	72	30,174	206	(29,025)	1,427

Subtotal	¥7,489	¥37,174	¥469	¥(29,025)	¥16,107

Loans and receivables(6)	0	343	62	—	405
Collateralized agreements(7)	—	1,101	5	—	1,106
Other assets
Non-trading debt securities	208	591	—	—	799
Other(2)(3)	621	50	167	—	838

Total	¥8,318	¥39,259	¥703	¥(29,025)	¥19,255

Liabilities:
Trading liabilities
Equities	¥864	¥427	¥1	¥—	¥1,292
Japanese government securities	2,106	—	—	—	2,106
Japanese agency and municipal securities	—	4	—	—	4
Foreign government, agency and municipal securities	2,816	683	—	—	3,499
Bank and corporate debt securities	—	496	1	—	497
Residential mortgage-backed securities (“RMBS”)	—	1	—	—	1
Collateralized debt obligations (“CDOs”) and other(4)	—	1	1	—	2
Investment trust funds and other	95	13	0	—	108

Total trading liabilities	5,881	1,625	3	—	7,509

Derivative liabilities(5)
Equity contracts	15	1,351	61	—	1,427
Interest rate contracts	5	19,212	116	—	19,333
Credit contracts	1	655	22	—	678
Foreign exchange contracts	19	8,862	18	—	8,899
Commodity contracts	2	0	—	—	2
Netting	—	—	—	(29,135)	(29,135)

Total derivative liabilities	42	30,080	217	(29,135)	1,204

Subtotal	¥5,923	¥31,705	¥220	¥(29,135)	¥8,713

Short-term borrowings(8)	0	335	25	—	360
Payables and deposits(9)	—	0	0	—	0
Collateralized financing(7)	—	652	—	—	652
Long-term borrowings(8)(10)(11)	147	2,276	299	—	2,722
Other liabilities(12)	393	45	0	—	438

Total	¥6,463	¥35,013	¥544	¥(29,135)	¥12,885

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.
(2)	In accordance with ASU 2015-07 “Disclosures for investments in certain entities that calculate net asset value per share (or Its Equivalents)” (“ASU2015-07”), certain investments that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation. As of March 31, 2016 and December 31, 2016, the fair values of these investments which are included in “Trading assets and private equity investments” were ¥78 billion and ¥60 billion, respectively. As of March 31, 2016 and December 31, 2016, the fair values of these investments which are included in “Other assets—Others” were ¥4 billion and ¥6 billion, respectively.
(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(4)	Includes collateralized loan obligations (“CLOs”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans and student loans.
(5)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.
(6)	Includes loans for which the fair value option has been elected.
(7)	Includes collateralized agreements or collateralized financing for which the fair value option has been elected.
(8)	Includes structured notes for which the fair value option has been elected.
(9)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.
(10)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.
(11)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.
(12)	Includes loan commitments for which the fair value option has been elected.

Valuation techniques by major class of financial instrument

The valuation techniques used by Nomura to estimate fair value for major classes of financial instruments, together with the significant inputs which determine classification in the fair value hierarchy, are as follows.

Equities and equity securities reported within Other assets—Equities and equity securities reported within Other assets include direct holdings of both listed and unlisted equity securities, and fund investments. The fair value of listed equity securities is determined using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid prices or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equity securities traded in inactive markets are also generally valued using the exchange price and are classified in Level 2. Whilst rare in practice, Nomura may apply a discount or liquidity adjustment to the exchange price of a listed equity security traded in an inactive market if the exchange price is not considered to be an appropriate representation of fair value. These adjustments are determined by individual security and are not determined or influenced by the size of holding. The amount of such adjustments made to listed equity securities traded in inactive markets was ¥nil as of March 31, 2016 and December 31, 2016, respectively. The fair value of unlisted equity securities is determined using the same methodology as private equity investments described below and are usually classified in Level 3 because significant valuation inputs such as liquidity discounts and credit spreads are unobservable. As a practical expedient, fund investments which do not have a readily determinable fair value are generally valued using NAV per share where available in which case they are excluded from the FVH tables. Publicly traded mutual funds which are valued using a daily NAV per share are classified in Level 1. Fund investments where Nomura has the ability to redeem its investment with the investee at NAV per share as of the balance sheet date or within the near term are classified in Level 2. Fund investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified in Level 3. The Direct Capitalization Method (“DCM”) is used as a valuation technique for certain equity investments in real estate funds, with net operating income used as a measure of financial performance which is then applied to a capitalization rate dependent on the characteristics of the underlying real estate. Equity investments which are valued using DCM valuation techniques are generally classified in Level 3 since observable market capitalization rates are usually not available for identical or sufficiently similar real estate to that held within the real estate funds being valued.

Private equity investments—The determination of fair value of unlisted private equity investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from carrying value. In reaching that determination, Nomura primarily uses either a discounted cash flow (“DCF”) or market multiple valuation technique. A DCF valuation technique incorporates estimated future cash flows to be generated from the underlying investee, as adjusted for an appropriate growth rate discounted at a weighted average cost of capital (“WACC”). Market multiple valuation techniques include comparables such as Enterprise Value/earnings before interest, taxes, depreciation and amortization (“EV/EBITDA”) ratios, Price/Earnings (“PE”) ratios, Price/Book ratios, Price/Embedded Value ratios and other multiples based on relationships between numbers reported in the financial statements of the investee and the price of comparable companies. A liquidity discount may also be applied to either a DCF or market multiple valuation to reflect the specific characteristics of the investee. Where possible these valuations are compared with the operating cash flows and financial performance of the investee or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity investments are generally classified in Level 3 since the valuation inputs such as those mentioned above are usually unobservable.

Government, agency and municipal securities—The fair value of Japanese and other G7 government securities is primarily determined using quoted market prices, executable broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Non-G7 government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified in Level 2 as they are traded in inactive markets. Certain non-G7 securities may be classified in Level 1 because they are traded in active markets. Certain securities may be classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2. These are valued using DCF valuation techniques which include significant unobservable inputs such as credit spreads of the issuer.

Bank and corporate debt securities—The fair value of bank and corporate debt securities is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar debt securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used for DCF valuations are yield curves, asset swap spreads, recovery rates and credit spreads of the issuer. Bank and corporate debt securities are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable or market-corroborated. Certain bank and corporate debt securities will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or credit spreads or recovery rates of the issuer used in DCF valuations are unobservable.

Commercial mortgage-backed securities (“CMBS”) and Residential mortgage-backed securities (“RMBS”)—The fair value of CMBS and RMBS is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs include yields, prepayment rates, default probabilities and loss severities. CMBS and RMBS securities are generally classified in Level 2 because these valuation inputs are observable or market-corroborated. Certain CMBS and RMBS positions will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or one or more of the significant valuation inputs used in DCF valuations are unobservable.

Real estate-backed securities—The fair value of real estate-backed securities is determined using broker or dealer quotations, recent market transactions or by reference to a comparable market index. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. Where all significant inputs are observable, the securities will be classified in Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are valued using DCF or DCM valuation techniques and are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as yields or loss severities.

Collateralized debt obligations (“CDOs”) and other—The fair value of CDOs is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used include market spread data for each credit rating, yields, prepayment rates, default probabilities and loss severities. CDOs are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are observable or market-corroborated. CDOs will be classified in Level 3 where one or more of the significant valuation inputs used in the DCF valuations are unobservable.

Investment trust funds and other—The fair value of investment trust funds is primarily determined using NAV per share. Publicly traded funds which are valued using a daily NAV per share are classified in Level 1 of the fair value hierarchy. For funds that are not publicly traded but Nomura has the ability to redeem its investment with the investee at NAV per share on the balance sheet date or within the near term, the investments are classified in Level 2. Investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified in Level 3. Where the fair value of a fund is determined using NAV as a practical expedient it will be excluded from the FVH tables. The fair value of certain other investments reported within Investment trust funds and other is determined using DCF valuation techniques. These investments are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as credit spreads of issuer and correlation.

Derivatives—Equity contracts—Nomura enters into both exchange-traded and OTC equity derivative transactions such as index and equity options, equity basket options and index and equity swaps. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded equity derivatives is determined using an unadjusted exchange price and classified in Level 1 of the fair value hierarchy. The fair value of exchange-traded equity derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC equity derivatives is determined through option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include equity prices, dividend yields, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura‘s own creditworthiness on derivative liabilities. OTC equity derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex equity derivatives are classified in Level 3 where dividend yield, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Interest rate contracts—Nomura enters into both exchange-traded and OTC interest rate derivative transactions such as interest rate swaps, currency swaps, interest rate options, forward rate agreements, swaptions, caps and floors. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded interest rate derivatives is determined using an unadjusted exchange price and classified in Level 1 of the fair value hierarchy. The fair value of exchange-traded interest rate derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC interest rate derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward foreign exchange (“FX”) rates, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura‘s own creditworthiness on derivative liabilities. OTC interest rate derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex OTC interest rate derivatives are classified in Level 3 where interest rate, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Credit contracts—Nomura enters into OTC credit derivative transactions such as credit default swaps and credit options on single names, indices or baskets of assets. The fair value of OTC credit derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, credit spreads, recovery rates, default probabilities, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC credit derivatives are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex OTC credit derivatives are classified in Level 3 where credit spread, recovery rate, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Foreign exchange contracts—Nomura enters into both exchange-traded and OTC foreign exchange derivative transactions such as foreign exchange forwards and currency options. The fair value of exchange-traded foreign exchange derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC foreign exchange derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward FX rates, spot FX rates and volatilities. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC foreign exchange derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain foreign exchange derivatives are classified in Level 3 where volatility valuation inputs are significant and unobservable.

Loans—The fair value of loans carried at fair value either as trading assets or through election of the fair value option is primarily determined using DCF valuation techniques as quoted prices are typically not available. The significant valuation inputs used are similar to those used in the valuation of corporate debt securities described above. Loans are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs are observable. Certain loans, however, are classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2 or credit spreads of the issuer used in DCF valuations are significant and unobservable.

Collateralized agreements and Collateralized financing—The primary types of collateralized agreement and financing transactions carried at fair value are reverse repurchase and repurchase agreements elected for the fair value option. The fair value of these financial instruments is primarily determined using DCF valuation techniques. The significant valuation inputs used include interest rates and collateral funding spreads such as general collateral or special rates. Reverse repurchase and repurchase agreements are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable.

Non-trading debt securities—These are debt securities held by certain non-trading subsidiaries in the group and are valued and classified in the fair value hierarchy using the same valuation techniques used for other debt securities classified as Government, agency and municipal securities and Bank and corporate debt securities described above.

Short-term and long-term borrowings (“Structured notes”)—Structured notes are debt securities issued by Nomura or by consolidated variable interest entities (“VIEs”) which contain embedded features that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variables, such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or a more complex interest rate (i.e., an embedded derivative).

The fair value of structured notes is determined using a quoted price in an active market for the identical liability if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, or an internal model which combines DCF valuation techniques and option pricing models, depending on the nature of the embedded features within the structured note. Where an internal model is used, Nomura estimates the fair value of both the underlying debt instrument and the embedded derivative components. The significant valuation inputs used to estimate the fair value of the debt instrument component include yield curves and prepayment rates. The significant valuation inputs used to estimate the fair value of the embedded derivative component are the same as those used for the relevant type of freestanding OTC derivative discussed above. A valuation adjustment is also made to the entire structured note in order to reflect Nomura’s own creditworthiness. As of March 31, 2016 and December 31, 2016, the fair value of structured notes includes a debit adjustment of ¥23 billion and ¥11 billion, respectively, to reflect Nomura’s own creditworthiness. The valuation methodology used to determine this adjustment was refined during the year ended March 31, 2016 by incorporating certain additional term features in Nomura’s credit spreads, which are a key valuation input used to determine the amount of the adjustment. This adjustment is determined based on recent observable secondary market transactions and executable broker quotes involving Nomura debt instruments and is therefore typically treated as a Level 2 valuation input. Structured notes are generally classified in Level 2 of the fair value hierarchy as all significant valuation inputs and adjustments are observable. Where any unobservable inputs are significant, such as volatilities and correlations used to estimate the fair value of the embedded derivative component, structured notes are classified in Level 3.

Long-term borrowings (“Secured financing transactions”)—Secured financing transactions are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 and therefore the transaction is accounted for as a secured borrowing. These liabilities are valued using the same valuation techniques that are applied to the transferred financial assets which remain on the consolidated balance sheets and are therefore classified in the same level in the fair value hierarchy as the transferred financial assets. These liabilities do not provide general recourse to Nomura and therefore no adjustment is made to reflect Nomura’s own creditworthiness.

Valuation processes

In order to ensure the appropriateness of any fair value measurement of a financial instrument used within these consolidated financial statements, including those classified in Level 3 within the fair value hierarchy, Nomura operates a governance framework which mandates determination or validation of a fair value measurement by control and support functions independent of the trading businesses assuming the risk of the financial instrument. Such functions within Nomura with direct responsibility for either defining, implementing or maintaining valuation policies and procedures are as follows:

•	The Product Control Valuations Group (“PCVG”) within Nomura’s Finance Department has primary responsibility for determining and implementing valuation policies and procedures in connection with determination of fair value measurements. In particular, this group will ensure that valuation policies are documented for each type of financial instrument in accordance with U.S. GAAP. While it is the responsibility of market makers and investment professionals in our trading businesses to price our financial instruments, the PCVG are responsible for independently verifying or validating these prices. In the event of a difference in opinion or where the estimate of fair value requires judgment, the valuation used within these consolidated financial statements is made by senior managers independent of the trading businesses. This group reports to the Global Head of Product Control and ultimately to the Chief Financial Officer (“CFO”);

•	The Accounting Policy Group within Nomura’s Finance Department defines the group’s accounting policies and procedures in accordance with U.S. GAAP, including those associated with determination of fair value under ASC 820 and other relevant U.S. GAAP pronouncements. This group reports to the Global Head of Accounting Policy and ultimately to the CFO; and

•	The MVG within Nomura’s Risk Management Department validates the appropriateness and consistency of pricing models used to determine fair value measurements independently of those who design and build the models. This group reports to the Chief Risk Officer.

The fundamental components of this governance framework over valuation processes within Nomura particularly as it relates to Level 3 financial instruments are the procedures in place for independent price verification, pricing model validation and revenue substantiation.

Independent price verification processes

The key objective of the independent price verification processes within Nomura is to verify the appropriateness of fair value measurements applied to all financial instruments within Nomura. In applying these control processes, observable inputs are used whenever possible and when unobservable inputs are necessary, the processes seek to ensure the valuation technique and inputs are appropriate, reasonable and consistently applied.

The independent price verification processes aim to verify the fair value of all positions to external levels on a regular basis. The process will involve obtaining data such as trades, marks and prices from internal and external sources and examining the impact of marking the internal positions at the external prices. Margin disputes within the collateral process will also be investigated to determine if there is any impact on valuations.

Where third-party pricing information sourced from brokers, dealers and consensus pricing services is used as part of the price verification process, consideration is given as to whether that information reflects actual recent market transactions or prices at which transactions involving identical or similar financial instruments are currently executable. If such transactions or prices are not available, the financial instrument will generally be classified in Level 3.

Where there is a lack of observable market information around the inputs used in a fair value measurement, then the PCVG and the MVG will assess the inputs used for reasonableness considering available information including comparable products, surfaces, curves and past trades. Additional valuation adjustments may be taken for the uncertainty in the inputs used, such as correlation and where appropriate trading desks may be asked to execute trades to evidence market levels.

Model review and validation

For more complex financial instruments pricing models are used to determine fair value measurements. The MVG performs an independent model approval process which incorporates a review of the model assumptions across a diverse set of parameters. Considerations include:

•	Scope of the model (different financial instruments may require different but consistent pricing approaches);

•	Mathematical and financial assumptions;

•	Full or partial independent benchmarking along with boundary and stability tests, numerical convergence, calibration quality and stability;

•	Model integration within Nomura’s trading and risk systems;

•	Calculation of risk numbers and risk reporting; and

•	Hedging strategies/practical use of the model.

New models are reviewed and approved by the MVG. The frequency of subsequent MVG reviews (“Model Re-approvals”) is at least annually.

Revenue substantiation

Nomura’s Product Control function also ensures adherence to Nomura’s valuation policies through daily and periodic analytical review of net revenues. This process involves substantiating revenue amounts through explanations and attribution of revenue sources based on the underlying factors such as interest rates, credit spreads, volatilities, foreign exchange rates etc. In combination with the independent price verification processes, this daily, weekly, monthly and quarterly review substantiates the revenues made while helping to identify and resolve potential booking, pricing or risk quantification issues.

Level 3 financial instruments

As described above, the valuation of Level 3 financial assets and liabilities is dependent on certain significant valuation inputs which are unobservable. Common characteristics of an inactive market include a low number of transactions of the financial instrument, stale or non-current price quotes, price quotes that vary substantially either over time or among market makers, non-executable broker quotes or little publicly released information.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be measured using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered as an unobservable valuation input. Other techniques for determining an appropriate value for unobservable input may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information Nomura would expect market participants to use in valuing similar instruments.

Use of reasonably possible alternative valuation input assumptions to value Level 3 financial instruments will significantly influence fair value determination. Ultimately, the uncertainties described above about input assumptions imply that the fair value of Level 3 financial instruments is a judgmental estimate. The specific valuation for each instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures.

Quantitative and qualitative information regarding significant unobservable inputs

The following tables present information about the significant unobservable inputs and assumptions used by Nomura for financial instruments classified in Level 3 as of March 31, 2016 and December 31, 2016. These financial instruments will also typically include observable valuation inputs (i.e., Level 1 or Level 2 valuation inputs) which are not included in the table and are also often hedged using financial instruments which are classified in Level 1 or Level 2 of the fair value hierarchy. Changes in each of these significant unobservable valuation inputs used by Nomura will impact upon the fair value measurement of the financial instrument. The following tables also therefore qualitatively summarize the sensitivity of the fair value measurement for each type of financial instrument as a result of an increase in each unobservable valuation input and summarize the interrelationship between significant unobservable valuation inputs where more than one is used to measure fair value.

March 31, 2016
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable input	Range of valuation inputs(1)	Weighted Average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Assets:
Trading assets and private equity investments
Equities	¥34	DCF	Liquidity discounts	30.0 – 45.0%	41.7%	Lower fair value	Not applicable

Private equity investments	20	Market multiples	EV/EBITDA ratios	7.8 x	7.8	x	Higher fair value	Generally changes in multiples results in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.
Price/Book ratio	1.1 x	1.1	x	Higher fair value
Liquidity discounts	0.0 – 30.0%	22.9%	Lower fair value

Foreign government, agency and municipal securities	4	DCF	Credit spreads	0.0 – 5.9%	1.3%	Lower fair value	Not applicable

Bank and corporate debt securities and loans for trading purposes	107	DCF	Credit spreads	0.0 – 40.7%	5.3%	Lower fair value	No predictable interrelationship
Recovery rates	0.0 – 97.0%	68.6%	Higher fair value

Commercial mortgage- backed securities (“CMBS”)	17	DCF	Yields	0.0 – 183.1%	7.7%	Lower fair value	No predictable interrelationship
Loss severities	0.0 – 20.0%	10.0%	Lower fair value

Residential mortgage- backed securities (“RMBS”)	9	DCF	Yields	0.0 – 17.4%	4.1%	Lower fair value	No predictable interrelationship
Prepayment rates	2.7 – 12.0%	9.0%	Lower fair value
Loss severities	4.5 – 60.6%	30.1%	Lower fair value

Real estate-backed securities	38	DCF	Yields	4.0 – 165.1%	25.3%	Lower fair value	No predictable interrelationship
Loss severities	0.0 – 100.0%	21.4%	Lower fair value

Collateralized debt obligations (“CDOs”) and other	10	DCF	Yields	10.8 – 25.0%	21.1%	Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates
Prepayment rates	4.0 – 20.0%	19.6%	Lower fair value
Default probabilities	2.0 – 5.5%	2.6%	Lower fair value
Loss severities	30.0 – 88.0%	31.8%	Lower fair value

	March 31, 2016
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable input	Range of valuation inputs(1)	Weighted Average(2)		Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Derivatives, net:
Equity contracts	¥6	Option models	Dividend yield	0.0 – 13.7%	—		Higher fair value	No predictable interrelationship
			Volatilities	0.0 – 125.2%	—		Higher fair value
			Correlations	(0.74) – 0.99	—		Higher fair value

Interest rate contracts	17	DCF/ Option models	Interest rates	0.1 – 3.3%	—		Higher fair value	No predictable interrelationship
			Volatilities	13.8 – 17.4%	—		Higher fair value
			Volatilities	31.9 – 83.0bp	—		Higher fair value
			Correlations	(0.65) – 1.00	—		Higher fair value

Credit contracts	0	DCF/ Option models	Credit spreads	0.0 – 45.9%	—		Higher fair value	No predictable interrelationship
			Recovery rates	0.0 – 90.0%	—		Higher fair value
			Volatilities	30.0 – 58.1%	—		Higher fair value
			Correlations	0.26 – 0.87	—		Higher fair value

Foreign exchange contracts	(9)	Option models	Volatilities	1.0 – 31.6%	—		Higher fair value	Not applicable

Loans and receivables	26	DCF	Credit spreads	0.0 – 16.8%	4.9%		Lower fair value	Not applicable

Other assets
Other(6)	57	DCF	WACC	5.5%	5.5%		Lower fair value	No predictable interrelationship
			Growth rates	1.0%	1.0%		Higher fair value
			Credit spreads	0.6 – 0.7%	0.7%		Lower fair value
			Liquidity discounts	30.0%	30.0%		Lower fair value

		Market multiples	EV/EBITDA ratios	4.0 – 13.5 x	8.0	x	Higher fair value	Generally changes in multiples results in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.
			PE ratios	3.7 – 31.5 x	19.6	x	Higher fair value
			Price/Book ratios	0.0 – 5.6 x	1.1	x	Higher fair value
			Liquidity discounts	20.0 – 30.0%	27.7%		Lower fair value

Liabilities:
Trading liabilities
Bank and corporate debt securities	¥3	DCF	Credit spreads	0.9 – 10.3%	2.9%		Lower fair value	Not applicable

Short-term borrowings	21	DCF/ Option models	Volatilities	34.6%	—		Higher fair value	Not applicable

Long-term borrowings	331	DCF/ Option models	Volatilities	13.8 – 34.6%	—		Higher fair value	No predictable interrelations
			Volatilities	44.7 – 71.2bp	—		Higher fair value
			Correlations	(0.57) – 0.99	—		Higher fair value

December 31, 2016
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable input	Range of valuation inputs(1)	Weighted Average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Assets:
Trading assets and private equity investments
Equities	¥33	DCF	Liquidity discounts	35.0 – 55.0%	47.3%	Lower fair value	Not applicable

Private equity investments	13	Market multiples	EV/EBITDA ratios	7.3x	7.3	x	Higher fair value	Generally changes in multiples results in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.
Liquidity discounts	30.0%	30.0%	Lower fair value

Japanese agency and municipal securities	2	DCF	Credit spreads	0.2 – 0.6%	0.2%	Lower fair value	Not applicable

Foreign government, agency and municipal securities	2	DCF	Credit spreads	0.0 – 1.3%	0.9%	Lower fair value	Not applicable

Bank and corporate debt securities and loans for trading purposes	117	DCF	Credit spreads	0.0 – 24.0%	5.1%	Lower fair value	No predictable interrelationship
Recovery rates	0.0 – 100.0%	43.2%	Higher fair value

Commercial mortgage- backed securities (“CMBS”)	2	DCF	Yields	6.7 – 12.2%	7.4%	Lower fair value	No predictable interrelationship
Loss severities	14.5%	14.5%	Lower fair value

Residential mortgage- backed securities (“RMBS”)	12	DCF	Yields	0.1 – 33.4%	2.2%	Lower fair value	No predictable interrelationship
Prepayment rates	9.0 – 12.0%	9.3%	Lower fair value
Loss severities	0.0 – 100.0%	0.0%	Lower fair value

Real estate-backed securities	52	DCF	Yields	4.0 – 37.0%	15.0%	Lower fair value	No predictable interrelationship
Loss severities	0.0 – 75.4%	14.2%	Lower fair value

Collateralized debt obligations (“CDOs”) and other	30	DCF	Yields	9.1 – 25.0%	14.9%	Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates
Prepayment rates	5.0 – 20.0%	19.6%	Lower fair value
Default probabilities	1.0 – 5.0%	2.2%	Lower fair value
Loss severities	0.0 – 100.0%	76.7%	Lower fair value

	December 31, 2016

Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable input	Range of valuation inputs(1)	Weighted Average(2)		Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)

Derivatives, net:
Equity contracts	¥(19)	Option models	Dividend yield	0.0 – 13.6%	—		Higher fair value	No predictable interrelationship
			Volatilities	7.0 – 68.9%	—		Higher fair value
			Correlations	(0.76) – 0.95	—		Higher fair value

Interest rate contracts	(5)	DCF/ Option	Interest rates	0.0 – 3.7%	—		Higher fair value	No predictable interrelationship
		models	Volatilities	14.7 – 17.0%	—		Higher fair value
			Volatilities	34.7 –100.5bp	—		Higher fair value
			Correlations	(0.65) – 1.00	—		Higher fair value

Credit contracts	(6)	DCF/ Option models	Credit spreads	0.1 – 17.1%	—		Higher fair value	No predictable interrelationship
			Recovery rates	20.0 – 90.0%	—		Higher fair value
			Volatilities	16.2 – 83.0%	—		Higher fair value
			Correlations	0.35 – 0.91	—		Higher fair value

Foreign exchange contracts	19	Option models	Volatilities	1.0 – 33.0%	—		Higher fair value	Not applicable

Loans and receivables	62	DCF	Credit spreads	0.0 – 18.7%	3.1%		Lower fair value	Not applicable

Collateralized agreements	5	DCF	Credit spreads	2.1%	2.1%		Lower fair value	Not applicable

Other assets
Other(6)	167	DCF	WACC	5.4%	5.4%		Lower fair value	No predictable interrelationship
			Growth rates	1.0%	1.0%		Higher fair value
			Credit spreads	0.6 – 0.7%	0.7%		Lower fair value
			Liquidity discounts	30.0%	30.0%		Lower fair value

		Market multiples	EV/EBITDA ratios	3.3 – 8.8x	7.3	x	Higher fair value	Generally changes in multiples results in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.
			PE ratios	8.0 – 59.2x	16.2	x	Higher fair value
			Price/Book ratios	0.0 – 6.1x	1.1	x	Higher fair value
			EV/AUM	1.5x	1.5	x	Higher fair value
			Liquidity discounts	16.9 – 30.0%	27.7%		Lower fair value

Liabilities:
Short-term borrowings	¥25	DCF/ Option models	Volatilities	11.8 – 68.9%	—		Higher fair value	No predictable interrelationship
			Correlations	(0.76) – 0.94	—		Higher fair value

Long-term borrowings	299	DCF	Loss severities	41.2 – 48.0%	45.6%		Lower fair value	Not applicable

		DCF/ Option models	Volatilities	11.8 – 68.9%	—		Higher fair value	No predictable interrelationship
			Volatilities	38.5 – 79.0bp	—		Higher fair value
			Correlations	(0.76) – 0.99	—		Higher fair value

(1)	Range information is provided in percentages, coefficients and multiples and represents the highest and lowest level significant unobservable valuation input used to value that type of financial instrument. A wide dispersion in the range does not necessarily reflect increased uncertainty or subjectivity in the valuation input and is typically just a consequence of the different characteristics of the financial instruments themselves.
(2)	Weighted average information for non-derivative instruments is calculated by weighting each valuation input by the fair value of the financial instrument.
(3)	The above table only considers the impact of an increase in each significant unobservable valuation input on the fair value measurement of the financial instrument. However, a decrease in the significant unobservable valuation input would have the opposite effect on the fair value measurement of the financial instrument. For example, if an increase in a significant unobservable valuation input would result in a lower fair value measurement, a decrease in the significant unobservable valuation input would result in a higher fair value measurement.
(4)	The impact of an increase in the significant unobservable input on the fair value measurement for a derivative assumes Nomura is long risk to the input e.g., long volatility. Where Nomura is short such risk, the impact of an increase would have a converse effect on the fair value measurement of the derivative.
(5)	Consideration of the interrelationships between significant unobservable inputs is only relevant where more than one unobservable valuation input is used to determine the fair value measurement of the financial instrument.
(6)	Valuation technique(s) and unobservable valuation inputs in respect of equity securities reported within Other assets in the consolidated balance sheets.
(7)	Certain changes to the presentation of previously reported amounts have been made to conform to the current year.

Qualitative discussion of the ranges of significant unobservable inputs

The following comments present qualitative discussion about the significant unobservable valuation inputs used by Nomura for financial instruments classified in Level 3.

Derivatives—Equity contracts—The significant unobservable inputs are dividend yield, volatilities and correlations. The range of dividend yields varies as some companies do not pay any dividends, for example due to a lack of profits or as a policy during a growth period, and hence have a zero dividend yield while others may pay a high dividend for example to return money to investors. The range of volatilities is wide as the volatilities of shorter-dated equity derivatives or those based on single equity securities can be higher than those of longer-dated instruments or those based on indices. Correlations represent the relationships between one input and another (“pairs”) and can either be positive or negative amounts. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships throughout the range.

Derivatives—Interest rate contracts—The significant unobservable inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels with some countries having extremely low levels and others being at levels that while still relatively low are less so. The range of volatilities is wide as volatilities can be higher when interest rates are at extremely low levels, and also because volatilities of shorter-dated interest rate derivatives are typically higher than those of longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range. Other than for volatilities where the majority of the inputs are away from the higher end of the range, the other significant unobservable inputs are spread across the relevant ranges.

Derivatives—Credit contracts—The significant unobservable inputs are credit spreads, recovery rates, volatilities and correlations. The range of credit spreads reflects the different risk of default present within the portfolio. At the low end of the range, underlying reference names have a very limited risk of default whereas at and the high end of the range, underlying reference names have a much greater risk of default. The range of recovery rates varies primarily due to the seniority of the underlying exposure with senior exposures having a higher recovery than subordinated exposures. The range of volatilities is wide as the volatilities of shorter-dated credit contracts are typically higher than those of longer-dated instruments. The correlation range is positive since credit spread moves are generally in the same direction. Highly positive correlations are those for which the movement is very closely related and in the same direction, with correlation falling as the relationship becomes less strong.

Derivatives—Foreign exchange contracts—The only significant unobservable inputs are volatilities. The range of volatilities is relatively narrow with the lower end of the range arising from currencies that trade in narrow ranges versus the U.S. Dollar. All significant unobservable volatilities are spread across the ranges.

Short-term borrowings and Long-term borrowings—The significant unobservable inputs are volatilities and correlations. The range of volatilities is wide as the volatilities of shorter-dated instruments are typically higher than those in longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.

Movements in Level 3 financial instruments

The following tables present gains and losses as well as increases and decreases of financial instruments measured at fair value on a recurring basis which Nomura classified in Level 3 for the nine and three months ended December 31, 2015 and 2016. Financial instruments classified in Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable valuation inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable valuation inputs.

For the nine months ended December 31, 2016, gains and losses related to Level 3 assets did not have a material impact on Nomura’s liquidity and capital resources management.

	Billions of yen
	Nine months ended December 31, 2015
	Beginning balance as of nine months ended December 31, 2015	Total gains (losses) recognized in revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of nine months ended December 31, 2015
Assets:
Trading assets and private equity investments
Equities	¥25	¥0	¥—	¥15	¥(5)	¥—	¥0	¥2	¥(2)	¥35
Private equity investments	39	10	—	0	(25)	—	0	—	(6)	18
Japanese agency and municipal securities	—	0	—	12	(5)	—	—	—	—	7
Foreign government, agency and municipal securities	3	0	—	20	(21)	—	0	0	0	2
Bank and corporate debt securities and loans for trading purposes	167	(7)	—	121	(170)	—	0	36	(21)	126
Commercial mortgage-backed securities (“CMBS”)	2	2	—	8	(3)	—	0	1	—	10
Residential mortgage-backed securities (“RMBS”)	1	0	—	1	(1)	—	0	—	—	1
Real estate-backed securities	13	0	—	26	(8)	—	0	13	—	44
Collateralized debt obligations (“CDOs”) and other	15	(6)	—	8	(7)	—	0	14	(8)	16
Investment trust funds and other	4	0	—	0	0	—	0	0	(3)	1

Total trading assets and private equity investments	269	(1)	—	211	(245)	—	0	66	(40)	260

Derivatives, net(4)
Equity contracts	(6)	7	—	0	0	(7)	0	0	3	(3)
Interest rate contracts	(22)	(27)	—	1	(3)	51	0	(7)	(2)	(9)
Credit contracts	4	(1)	—	0	—	(3)	0	(4)	6	2
Foreign exchange contracts	(5)	(7)	—	—	—	15	0	0	3	6
Commodity contracts	0	0	—	—	—	0	0	—	—	—

Total derivatives, net	(29)	(28)	—	1	(3)	56	0	(11)	10	(4)

Subtotal	¥240	¥(29)	¥—	¥212	¥(248)	¥56	¥0	¥55	¥(30)	¥256

Loans and receivables	15	(1)	—	4	0	—	0	8	—	26
Other assets
Non-trading debt securities	0	—	0	—	—	—	0	—	—	0
Other	53	5	0	2	(4)	—	0	1	0	57

Total	¥308	¥(25)	¥0	¥218	¥(252)	¥56	¥0	¥64	¥(30)	¥339

Liabilities:
Trading liabilities
Equities	¥3	¥(1)	¥—	¥1	¥(3)	¥—	¥0	¥0	¥(2)	¥0
Bank and corporate debt securities	0	(1)	—	0	0	—	0	2	0	3

Total trading liabilities	¥3	¥(2)	¥—	¥1	¥(3)	¥—	¥0	¥2	¥(2)	¥3

Short-term borrowings	1	0	—	2	(1)	—	0	—	0	2
Payables and deposits	0	0	—	0	0	—	0	—	—	0
Long-term borrowings	525	18	—	199	(280)	—	0	63	(69)	420
Other liabilities	0	0	—	—	—	—	0	0	—	0

Total	¥529	¥16	¥—	¥202	¥(284)	¥—	¥0	¥65	¥(71)	¥425

	Billions of yen
	Nine months ended December 31, 2016
	Beginning balance as of nine months ended December 31, 2016	Total gains (losses) recognized in revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of nine months ended December 31, 2016
Assets:
Trading assets and private equity investments
Equities	¥34	¥(1)	¥—	¥9	¥(9)	¥—	¥0	¥6	¥(6)	¥33
Private equity investments	20	1	—	0	(5)	—	(3)	—	0	13
Japanese agency and municipal securities	—	0	—	2	0	—	—	0	—	2
Foreign government, agency and municipal securities	4	0	—	4	(7)	—	0	5	(4)	2
Bank and corporate debt securities and loans for trading purposes	107	0	—	57	(82)	—	1	57	(23)	117
Commercial mortgage-backed securities (“CMBS”)	17	0	—	—	(15)	—	0	0	0	2
Residential mortgage-backed securities (“RMBS”)	9	0	—	14	(10)	—	(1)	1	(1)	12
Real estate-backed securities	38	(3)	—	33	(18)	—	2	—	—	52
Collateralized debt obligations (“CDOs”) and other	10	(9)	—	49	(33)	—	3	15	(5)	30
Investment trust funds and other	2	1	—	0	(3)	—	0	0	0	0

Total trading assets and private equity investments	241	(11)	—	168	(182)	—	2	84	(39)	263

Derivatives, net(4)
Equity contracts	6	(15)	—	—	—	(7)	(1)	16	(18)	(19)
Interest rate contracts	17	23	—	—	—	(20)	0	(17)	(8)	(5)
Credit contracts	0	2	—	—	—	(4)	(1)	(3)	0	(6)
Foreign exchange contracts	(9)	9	—	—	—	15	2	0	2	19
Commodity contracts	—	0	—	—	—	0	0	—	—	0

Total derivatives, net	14	19	—	—	—	(16)	0	(4)	(24)	(11)

Subtotal	¥255	¥8	¥—	¥168	¥(182)	¥(16)	¥2	¥80	¥(63)	¥252

Loans and receivables	26	(1)	—	43	(14)	—	3	10	(5)	62
Collateralized agreements	—	0	—	—	—	—	1	4	—	5
Other assets
Non-trading debt securities	0	0	—	—	0	—	0	—	—	—
Other	57	(4)	0	106	(3)	—	15	6	(10)	167

Total	¥338	¥3	¥0	¥317	¥(199)	¥(16)	¥21	¥100	¥(78)	¥486

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥3	¥(1)	¥—	¥0	¥1	¥(2)	¥1
Bank and corporate debt securities	3	0	—	0	0	—	0	0	(2)	1
Collateralized debt obligations (“CDOs”) and other	—	0	—	4	(3)	—	0	—	0	1
Investment trust funds and other	0	0	—	0	0	—	0	—	0	0

Total trading liabilities	¥3	¥0	¥—	¥7	¥(4)	¥—	¥0	¥1	¥(4)	¥3

Short-term borrowings	21	0	0	40	(34)	—	(2)	4	(4)	25
Payables and deposits	0	0	—	0	0	—	—	—	0	0
Long-term borrowings	331	13	(5)	111	(88)	—	0	76	(123)	299
Other liabilities	2	0	—	0	0	(2)	0	0	0	0

Total	¥357	¥13	¥(5)	¥158	¥(126)	¥(2)	¥(2)	¥81	¥(131)	¥327

	Billions of yen
	Three months ended December 31, 2015
	Beginning balance as of three months ended December 31, 2015	Total gains (losses) recognized in revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of three months ended December 31, 2015
Assets:
Trading assets and private equity investments
Equities	¥25	¥(1)	¥—	¥12	¥0	¥—	¥0	¥0	¥(1)	¥35
Private equity investments	38	8	—	0	(22)	—	0	—	(6)	18
Japanese agency and municipal securities	—	0	—	12	(5)	—	—	—	—	7
Foreign government, agency and municipal securities	2	0	—	1	0	—	0	0	(1)	2
Bank and corporate debt securities and loans for trading purposes	127	(6)	—	37	(45)	—	1	19	(7)	126
Commercial mortgage-backed securities (“CMBS”)	10	0	—	0	0	—	0	0	—	10
Residential mortgage-backed securities (“RMBS”)	1	0	—	0	0	—	0	—	—	1
Real estate-backed securities	37	0	—	9	(3)	—	0	1	—	44
Collateralized debt obligations (“CDOs”) and other	12	(3)	—	6	(3)	—	0	5	(1)	16
Investment trust funds and other	1	0	—	0	0	—	0	0	0	1

Total trading assets and private equity investments	253	(2)	—	77	(78)	—	1	25	(16)	260

Derivatives, net(4)
Equity contracts	0	(1)	—	—	0	(6)	0	0	4	(3)
Interest rate contracts	(24)	(7)	—	0	(1)	27	0	0	(4)	(9)
Credit contracts	0	1	—	0	—	1	0	(1)	1	2
Foreign exchange contracts	2	3	—	—	—	(4)	0	0	5	6
Commodity contracts	—	—	—	—	—	—	—	—	—	—

Total derivatives, net	(22)	(4)	—	0	(1)	18	0	(1)	6	(4)

Subtotal	¥231	¥(6)	¥—	¥77	¥(79)	¥18	¥1	¥24	¥(10)	¥256

Loans and receivables	26	0	—	—	0	—	0	—	—	26
Other assets
Non-trading debt securities	0	—	0	—	—	—	0	—	—	0
Other	54	0	0	2	0	—	0	1	—	57

Total	¥311	¥(6)	¥0	¥79	¥(79)	¥18	¥1	¥25	¥(10)	¥339

Liabilities:
Trading liabilities
Equities	¥1	¥(1)	¥—	¥0	¥(2)	¥—	¥0	¥0	¥0	¥0
Bank and corporate debt securities	1	(2)	—	0	0	—	0	0	0	3

Total trading liabilities	¥2	¥(3)	¥—	¥0	¥(2)	¥—	¥0	¥0	¥0	¥3

Short-term borrowings	2	0	—	0	0	—	0	—	0	2
Payables and deposits	(1)	0	—	1	0	—	0	—	—	0
Long-term borrowings	416	(13)	—	19	(21)	—	1	26	(34)	420
Other liabilities	0	0	—	—	—	—	0	0	—	0

Total	¥419	¥(16)	¥—	¥20	¥(23)	¥—	¥1	¥26	¥(34)	¥425

	Billions of yen
	Three months ended December 31, 2016
	Beginning balance as of three months ended December 31, 2016	Total gains (losses) recognized in revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of three months ended December 31, 2016
Assets:
Trading assets and private equity investments
Equities	¥30	¥1	¥—	¥1	¥(3)	¥—	¥2	¥2	¥0	¥33
Private equity investments	16	0	—	0	(4)	—	1	—	—	13
Japanese agency and municipal securities	1	0	—	1	0	—	—	—	—	2
Foreign government, agency and municipal securities	5	0	—	1	(2)	—	0	0	(2)	2
Bank and corporate debt securities and loans for trading purposes	95	0	—	36	(34)	—	14	12	(6)	117
Commercial mortgage-backed securities (“CMBS”)	2	0	—	—	0	—	0	—	0	2
Residential mortgage-backed securities (“RMBS”)	2	0	—	12	(1)	—	0	0	(1)	12
Real estate-backed securities	38	(2)	—	15	(5)	—	6	—	—	52
Collateralized debt obligations (“CDOs”) and other	18	(2)	—	26	(19)	—	3	5	(1)	30
Investment trust funds and other	0	0	—	0	0	—	0	0	—	0

Total trading assets and private equity investments	207	(3)	—	92	(68)	—	26	19	(10)	263

Derivatives, net(4)
Equity contracts	2	(7)	—	—	—	(6)	(2)	2	(8)	(19)
Interest rate contracts	(9)	7	—	—	—	(3)	2	(3)	1	(5)
Credit contracts	(3)	1	—	—	—	(2)	0	(2)	0	(6)
Foreign exchange contracts	8	9	—	—	—	4	2	0	(4)	19
Commodity contracts	0	0	—	—	—	—	0	—	—	0

Total derivatives, net	(2)	10	—	—	—	(7)	2	(3)	(11)	(11)

Subtotal	¥205	¥7	¥—	¥92	¥(68)	¥(7)	¥28	¥16	¥(21)	¥252

Loans and receivables	48	(1)	—	11	(3)	—	7	—	—	62
Collateralized agreements	—	0	—	—	—	—	1	4	—	5
Other assets
Non-trading debt securities	—	—	0	—	—	—	0	—	—	—
Other	154	(4)	0	1	(1)	—	17	0	—	167

Total	¥407	¥2	¥0	¥104	¥(72)	¥(7)	¥53	¥20	¥(21)	¥486

Liabilities:
Trading liabilities
Equities	¥1	¥0	¥—	¥1	¥(1)	¥—	¥0	¥0	¥0	¥1
Bank and corporate debt securities	0	0	—	0	0	—	0	—	1	1
Collateralized debt obligations (“CDOs”) and other	1	0	—	1	(1)	—	0	—	—	1
Investment trust funds and other	0	0	—	0	0	—	0	—	—	0

Total trading liabilities	¥2	¥0	¥—	¥2	¥(2)	¥—	¥0	¥0	¥1	¥3

Short-term borrowings	14	0	0	26	(11)	—	0	—	(4)	25
Payables and deposits	0	0	—	0	0	—	—	—	0	0
Long-term borrowings	352	(12)	0	22	(37)	—	2	3	(55)	299
Other liabilities	0	0	—	0	0	—	0	0	—	0

Total	¥368	¥(12)	¥0	¥50	¥(50)	¥—	¥2	¥3	¥(58)	¥327

(1)	Includes gains and losses reported primarily within Net gain on trading, Gain on private equity investments, and also within Gain on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.
(2)	Amounts reported in Purchases / issues include increases in trading liabilities while Sales / redemptions include decreases in trading liabilities.
(3)	If financial instruments move from Level 3 to another Level or move from another Level to Level 3, the amount reported in Transfers into Level 3 and Transfers out of Level 3 are the fair value as of the beginning of the quarter during which the movement occurs. Therefore if financial instruments move from another Level to Level 3, all gains/ (losses) during the quarter are included in the table and if financial instruments move from Level 3 to another Level, all gains/ (losses) during the year are excluded from the table.
(4)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.
(5)	In accordance with ASU 2015-07, certain investments that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Unrealized gains and losses recognized for Level 3 financial instruments

The following table presents the amounts of unrealized gains (losses) for the nine and three months ended December 31, 2015 and 2016, relating to those financial instruments which Nomura classified in Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date.

	Billions of yen
	Nine months ended December 31
	2015	2016
	Unrealized gains / (losses)(1)
Assets:
Trading assets and private equity investments
Equities	¥0	¥(1)
Private equity investments	1	1
Japanese agency and municipal securities	0	0
Foreign government, agency and municipal securities	0	0
Bank and corporate debt securities and loans for trading purposes	(8)	(2)
Commercial mortgage-backed securities (“CMBS”)	0	0
Residential mortgage-backed securities (“RMBS”)	0	0
Real estate-backed securities	0	0
Collateralized debt obligations (“CDOs”) and other	0	0
Investment trust funds and other	0	0

Total trading assets and private equity investments	(7)	(2)

Derivatives, net(2)
Equity contracts	2	(23)
Interest rate contracts	(3)	14
Credit contracts	4	2
Foreign exchange contracts	(5)	10
Commodity contracts	—	0

Total derivatives, net	(2)	3

Subtotal	¥(9)	¥1

Loans and receivables	(1)	0
Other assets
Non-trading debt securities	0	—
Other	3	(4)

Total	¥(7)	¥(3)

Liabilities:
Trading liabilities
Equities	¥0	¥0
Bank and corporate debt securities	(1)	0
Collateralized debt obligations (“CDOs”) and other	—	0
Investment trust funds and other	—	0

Total trading liabilities	¥(1)	¥0

Short-term borrowings	0	0
Payables and deposits	1	0
Long-term borrowings	24	2
Other liabilities	—	0

Total	¥24	¥2

	Billions of yen
	Three months ended December 31
	2015	2016
	Unrealized gains / (losses)(1)
Assets:
Trading assets and private equity investments
Equities	¥0	¥0
Private equity investments	0	0
Japanese agency and municipal securities	—	0
Foreign government, agency and municipal securities	0	0
Bank and corporate debt securities and loans for trading purposes	(3)	(1)
Commercial mortgage-backed securities (“CMBS”)	0	0
Residential mortgage-backed securities (“RMBS”)	0	0
Real estate-backed securities	0	0
Collateralized debt obligations (“CDOs”) and other	(2)	(2)
Investment trust funds and other	0	0

Total trading assets and private equity investments	(5)	(3)

Derivatives, net(2)
Equity contracts	(5)	(2)
Interest rate contracts	6	5
Credit contracts	2	1
Foreign exchange contracts	3	9
Commodity contracts	—	0

Total derivatives, net	6	13

Subtotal	¥1	¥10

Loans and receivables	0	(1)
Other assets
Non-trading debt securities	0	—
Other	1	(4)

Total	¥2	¥5

Liabilities:
Trading liabilities
Equities	¥0	¥0
Bank and corporate debt securities	(1)	0
Collateralized debt obligations (“CDOs”) and other	—	0
Investment trust funds and other	—	0

Total trading liabilities	¥(1)	¥0

Short-term borrowings	0	0
Payables and deposits	0	0
Long-term borrowings	(11)	(12)
Other liabilities	—	0

Total	¥(12)	¥(12)

(1)	Includes gains and losses reported within Net gain on trading, Gain on private equity investments, and also within Gain on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.
(3)	In accordance with ASU 2015-07, certain investments that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Transfers between levels of the fair value hierarchy

Nomura assumes that all transfers of financial instruments from one level to another level within the fair value hierarchy occur at the beginning of the relevant quarter in which the transfer takes place. Amounts reported below therefore represent the fair value of the financial instruments at the beginning of the relevant quarter when the transfer was made.

Transfers between Level 1 and Level 2

During the nine months ended December 31, 2015, a total of ¥62 billion of financial assets (excluding derivative assets) were transferred from Level 1 to Level 2. This comprised primarily ¥43 billion of equities reported within Trading assets and private equity investments—Equities and ¥19 billion of Investment trust funds and other which were transferred because the observable markets in which these instruments were traded became inactive. During the same period, a total of ¥22 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 1 to Level 2. This comprised primarily ¥21 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became inactive.

During the nine months ended December 31, 2016, a total of ¥412 billion of financial assets (excluding derivative assets) were transferred from Level 1 to Level 2. This comprised primarily ¥381 billion of equities reported within Trading assets and private equity investments—Equities and ¥31 billion of Investment trust funds and other which were transferred because the observable markets in which these instruments were traded became inactive. During the same period, a total of ¥398 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 1 to Level 2. This comprised primarily ¥394 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became inactive.

During the three months ended December 31, 2015, a total of ¥42 billion of financial assets (excluding derivative assets) were transferred from Level 1 to Level 2. This comprised primarily ¥29 billion of equities reported within Trading assets and private equity investments—Equities and ¥14 billion of Investment trust funds and other which were transferred because the observable markets in which these instruments were traded became inactive. During the same period, a total of ¥18 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 1 to Level 2. This also comprised primarily ¥17 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became inactive.

During the three months ended December 31, 2016, a total of ¥106 billion of financial assets (excluding derivative assets) were transferred from Level 1 to Level 2. This comprised primarily ¥104 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became inactive. During the same period, a total of ¥160 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 1 to Level 2. This comprised primarily ¥159 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became inactive.

During the nine months ended December 31, 2015, a total of ¥229 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This comprised primarily ¥45 billion of equities reported within Trading assets and private equity investments—Equities and ¥16 billion of Investment trust funds and other which were transferred because the observable markets in which these instruments were traded became active. This also comprised of ¥162 billion of assets reported under Other assets—Other which were transferred because the observable markets in which these instruments were traded became active. During the same period, a total of ¥170 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1. This comprised primarily ¥162 billion of Other liabilities which were transferred because the observable markets in which these instruments were traded became active.

During the nine months ended December 31, 2016, a total of ¥220 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This comprised primarily ¥65 billion of equities reported within Trading assets and private equity investments—Equities and ¥141 billion of assets reported under Other assets—Other which were transferred because the observable markets in which these instruments were traded became active. During the same period, a total of ¥261 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1. This comprised primarily ¥119 billion of short sales of equities reported within Trading liabilities and ¥141 billion of Other liabilities which were transferred because the observable markets in which these instruments were traded became active.

During the three months ended December 31, 2015, a total of ¥181 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This comprised primarily ¥17 billion of equities reported within Trading assets and private equity investments—Equities and ¥162 billion of assets reported under Other assets—Other, which were transferred because the observable markets in which these instruments were traded became active. During the same period, a total of ¥164 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1. This comprised primarily ¥162 billion of Other liabilities which were transferred because the observable markets in which these instruments were traded became active.

During the three months ended December 31, 2016, a total of ¥192 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This comprised primarily ¥46 billion of equities reported within Trading assets and private equity investments—Equities and ¥141 billion assets reported under Other assets—Other, which were transferred because the observable markets in which these instruments are traded became active. During the same period, a total of ¥155 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1. This comprised primarily ¥14 billion of short sales of equities reported within Trading liabilities and ¥141 billion of Other liabilities which were transferred because the observable markets in which these instruments were traded became active.

Transfers out of Level 3

During the nine months ended December 31, 2015, a total of ¥40 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥21 billion of Bank and corporate debt securities and loans for trading purposes, principally loan, which were transferred because certain credit spreads and recovery rates became observable. During the same period, a total of ¥71 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥69 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became observable.

During the nine months ended December 31, 2015, a total of ¥10 billion of net derivative liabilities were transferred out of Level 3.

During the nine months ended December 31, 2016, a total of ¥54 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥23 billion of Bank and corporate debt securities and loans for trading purposes which were transferred because certain credit spread and recovery rate valuation inputs became observable or less significant. During the same period, a total of ¥131 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥123 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became observable or less significant.

During the nine months ended December 31, 2016, the total amount of ¥24 billion of net derivative assets were transferred out of Level 3.

During the three months ended December 31, 2015, a total of ¥16 billion of financial assets (excluding derivative assets) were transferred out of Level 3. During the same period, a total of ¥34 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥34 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became observable.

During the three months ended December 31, 2015, the total amount of net derivative liabilities which were transferred out of Level 3 was not significant.

During the three months ended December 31, 2016, a total of ¥10 billion of financial assets (excluding derivative assets) were transferred out of Level 3. During the same period, a total of ¥58 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥55 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became observable or less significant.

During the three months ended December 31, 2016, the total of ¥11 billion of net derivative assets which were transferred out of Level 3.

Transfers into Level 3

During the nine months ended December 31, 2015, a total of ¥75 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥36 billion of Bank and corporate debt securities and loans for trading purposes, principally loans, which were transferred because certain credit spreads and recovery rates became unobservable. This also comprised primarily ¥13 billion of Real estate-backed securities which were transferred because certain yields and loss severities became unobservable and ¥14 billion of Collateralized debt obligations (“CDOs”) and other which were transferred because certain yields, prepayment rates, default probabilities and loss severities valuation inputs became unobservable. The amount of gains and losses on these transfers reported in Bank and corporate debt securities and loans for trading purposes, Real estate-backed securities and Collateralized debt obligations (“CDOs”) which were recognized in the quarter when the transfer into Level 3 occurred were not significant. During the same period, a total of ¥65 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. This comprised primarily ¥63 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became unobservable. The amount of gains and losses on these transfers reported in Long-term borrowings which were recognized in the quarter when the transfer into Level 3 occurred was not significant.

During the nine months ended December 31, 2015, a total of ¥11 billion of net derivative liabilities were also transferred into Level 3. The amount of gains and losses which were recognized in the quarter when the transfer into Level 3 occurred was not significant.

During the nine months ended December 31, 2016, a total of ¥104 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥57 billion of Bank and corporate debt securities and loans for trading purposes which were transferred because certain credit spread and recovery rate valuation inputs became unobservable or more significant. This also comprised primarily ¥15 billion of Collateralized debt obligations (“CDOs”) and other which were transferred because certain yields, prepayment rates, default probabilities and loss severities became unobservable or more significant. This also comprised primarily ¥10 billion of Loans and receivables which were transferred because certain Credit Spreads became unobservable or more significant. The amount of gains and losses on these transfers reported in Bank and corporate debt securities and loans for trading purposes, Collateralized debt obligations (“CDOs”) and other and Loans and receivables were recognized in the quarter when the transfer into Level 3 occurred were not significant. During the same period, a total of ¥81 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. This comprised primarily ¥76 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became unobservable or more significant. The amount of gains and losses on these transfers reported in Long-term borrowings which were recognized in the quarter when the transfer into Level 3 occurred was not significant.

During the nine months ended December 31, 2016, the total amount of net derivative liabilities which were transferred out of Level 3 was not significant. The amount of gains and losses which were recognized in the quarter when the transfer into Level 3 occurred was not significant.

During the three months ended December 31, 2015, a total of ¥26 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥19 billion of Bank and corporate debt securities and loans for trading purposes which were transferred because certain credit spreads and recovery rates became unobservable. The amount of gains and losses on these transfers reported in Bank and corporate debt securities and loans for trading purposes which were recognized in the quarter when the transfer into Level 3 occurred were not significant. During the same period, a total of ¥26 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. This comprised primarily ¥26 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became unobservable. The amount of gains and losses on these transfers reported in Long-term borrowings which were recognized in the quarter when the transfer into Level 3 occurred was not significant.

During the three months ended December 31, 2015, a total amount of net derivative liabilities which were transferred into Level 3 was not significant. The amount of gains and losses which were recognized in the quarter when the transfer into Level 3 occurred was not significant.

During the three months ended December 31, 2016, a total of ¥23 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥12 billion of Bank and corporate debt securities and loans for trading purposes which were transferred because certain credit spread and recovery rate valuation inputs became unobservable or more significant. The amount of gains and losses on these transfers reported in Bank and corporate debt securities and loans for trading purposes which were recognized in the quarter when the transfer into Level 3 occurred was not significant. During the same period, a total amount of financial liabilities (excluding derivative liabilities) transferred into Level 3 was not significant. The amount of gains and losses which were recognized in the quarter when the transfer into Level 3 occurred was not significant.

During the three months ended December 31, 2016 a total amount of net derivative liabilities were also transferred into Level 3. The amount of gains and losses which were recognized in the quarter when the transfer into Level 3 occurred was not significant.

Investments in investment funds that calculate NAV per share

In the normal course of business, Nomura invests in non-consolidated funds which meet the definition of investment companies or are similar in nature and which do not have readily determinable fair values. For certain of these investments, Nomura uses NAV per share as the basis for valuation as a practical expedient. Some of these investments are redeemable at different amounts from NAV per share.

The following tables present information on these investments of which the fair value is determined using NAV as a practical expedient as of March 31, 2016 and December 31, 2016. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	March 31, 2016
	Fair value	Unfunded commitments(1)	Redemption frequency (if currently eligible)(2)	Redemption notice period(3)
Hedge funds	¥56	¥0	Monthly	Same day-90 days
Venture capital funds	2	1	—	—
Private equity funds	23	18	—	—
Real estate funds	1	—	—	—

Total	¥82	¥19

	Billions of yen
	December 31, 2016
	Fair value	Unfunded commitments(1)	Redemption frequency (if currently eligible)(2)	Redemption notice period(3)
Hedge funds	¥36	¥0	Monthly	Same day-90 days
Venture capital funds	2	1	—	—
Private equity funds	26	16	—	—
Real estate funds	2	—	—	—

Total	¥66	¥17

(1)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(2)	The range in frequency with which Nomura can redeem investments.
(3)	The range in notice period required to be provided before redemption is possible.
(4)	In accordance with ASU 2015-07, certain investments that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Hedge funds:

These investments include funds of funds that invest in multiple asset classes. The fair values of these investments are determined using NAV per share. Although most of these funds can be redeemed within six months, certain funds cannot be redeemed within six months due to contractual, liquidity or gating issues. The redemption period cannot be estimated for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Venture capital funds:

These investments include primarily start-up funds. The fair values of these investments are determined using NAV per share. Most of these funds cannot be redeemed within six months. The redemption period cannot be estimated for certain suspended or liquidating funds. These investments contain restrictions against transfers of the investments to third parties.

Private equity funds:

These investments are made mainly in various sectors in Europe, United States and Japan. The fair values of these investments are determined using NAV per share. Redemption is restricted for most of these investments. Some of these investments contain restrictions against transfers of the investments to third parties.

Real estate funds:

These are investments in commercial and other types of real estate. The fair values of these investments are determined using NAV per share. Redemption is restricted for most of these investments. These investments contain restrictions against transfers of the investments to third parties.

Fair value option for financial assets and financial liabilities

Nomura carries certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 “Derivatives and Hedging” (“ASC 815”)“and ASC 825 “Financial Instruments”. When Nomura elects the fair value option for an eligible item, changes in that item’s fair value are recognized through earnings. Election of the fair value option is generally irrevocable unless an event occurs that gives rise to a new basis of accounting for that instrument.

The financial assets and financial liabilities primarily elected for the fair value option by Nomura, and the reasons for the election, are as follows:

•	Equity method investments reported within Trading assets and private equity investments and Other assets held for capital appreciation or current income purposes which Nomura generally has an intention to exit rather than hold indefinitely. Nomura elects the fair value option to more appropriately represent the purpose of these investments in these consolidated financial statements.

•	Loans reported within Loans and receivables which are risk managed on a fair value basis and loan commitments related to loans receivable for which the fair value option will be elected upon funding. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between loans and the derivatives used to risk manage those instruments.

•	Reverse repurchase and repurchase agreements reported within Collateralized agreements and Collateralized financing which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between the reverse repurchase and repurchase agreements and the derivatives used to risk manage those instruments.

•	All structured notes issued on or after April 1, 2008 reported within Short-term borrowings and Long-term borrowings. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the fair value option for certain notes issued by consolidated VIEs for the same purpose and for certain structured notes issued prior to April 1, 2008.

•	Financial liabilities reported within Long-term borrowings recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the fair value option for these financial liabilities to mitigate volatility through earnings that otherwise would arise had this election not been made. Even though Nomura usually has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheets and continue to be carried at fair value, with changes in fair value recognized through earnings.

Interest and dividends arising from financial instruments for which the fair value option has been elected are recognized within Interest and dividends, Interest expense or Net gain on trading.

The following table presents gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option for the nine and three months ended December 31, 2015 and 2016.

	Billions of yen
	Nine months ended December 31
	2015	2016
	Gains / (Losses)(1)
Assets:
Trading assets and private equity investments(2)
Trading assets	¥0	¥0
Private equity investments	0	0
Loans and receivables	2	1
Collateralized agreements(3)	4	5
Other assets(2)	(5)	9

Total	¥1	¥15

Liabilities:
Short-term borrowings(4)	¥74	¥(57)
Collateralized financing(3)	5	0
Long-term borrowings(4)(5)	97	28
Other liabilities(6)	0	0

Total	¥176	¥(29)

	Billions of yen
	Three months ended December 31
	2015	2016
	Gains / (Losses)(1)
Assets:
Trading assets and private equity investments(2)
Trading assets	¥—	¥0
Private equity investments	—	0
Loans and receivables	1	(1)
Collateralized agreements(3)	—	(4)
Other assets(2)	(3)	5

Total	¥(2)	¥0

Liabilities:
Short-term borrowings(4)	¥32	¥(49)
Collateralized financing(3)	(1)	(1)
Long-term borrowings(4)(5)	(13)	66
Other liabilities(6)	0	0

Total	¥18	¥16

(1)	Includes gains and losses reported primarily within Net gain on trading, Gain on private equity investments and Revenue—Other in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(3)	Includes reverse repurchase and repurchase agreements.
(4)	Includes structured notes and other financial liabilities.
(5)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(6)	Includes unfunded written loan commitments.

Nomura carried its investment in the common stock of Ashikaga Holdings Co., Ltd. at fair value through election of the fair value option. Nomura held 36.9% of the common stock as of March 31, 2016. This investment was reported within Other assets—Other in the consolidated balance sheets.

On October 1, 2016, Ashikaga Holdings Co., Ltd. merged with Joyo Bank, Ltd. through a share exchange and launched Mebuki Financial Group, Inc. As a result, Nomura does not have significant influence over Mebuki Financial Group, Inc. Nomura’s investment in the common stock of Mebuki Financial Group, Inc. continues to be carried at fair value after the share exchange.

In May 2016, Nomura completed the purchase of a non-controlling stake in the common stock of American Century Companies, Inc. (“American Century”). As of December 31, 2016, Nomura held an economic interest of 40.06% in American Century. The investment is carried at fair value on a recurring basis through election of the fair value option and is reported within Other assets—Other in the consolidated balance sheets.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by DCF valuation techniques at a rate which incorporates observable changes in its credit spread.

Changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were decrease of ¥17 billion the nine months ended December 31, 2015, mainly due to the widening of Nomura’s credit spread. Changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were increase of ¥14 billion for the nine months ended December 31, 2016, mainly due to the tightening of Nomura’s credit spread.

Changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were increase of ¥5 billion for the three months ended December 31, 2015, mainly due to the tightening of Nomura’s credit spread. Changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were decrease of ¥5 billion for the three months ended December 31, 2016, mainly due to the widening of Nomura’s credit spread. These changes in the fair value are reported in other comprehensive income from the three month ended June 30, 2016.

There was no significant impact on financial assets for which the fair value option was elected attributable to instrument-specific credit risk.

As of March 31, 2016, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥2 billion less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

As of December 31, 2016, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥0 billion more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥38 billion less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese Government, U.S. Government, Governments within the European Union (“EU”), their states and municipalities, and their agencies. These concentrations generally arise from taking trading positions and are reported within Trading assets in the consolidated balance sheets. Government, agency and municipal securities, including Securities pledged as collateral, represented 20% of total assets as of March 31, 2016 and 16% as of December 31, 2016.

The following tables present geographic allocations of Nomura’s trading assets related to government, agency and municipal securities. See Note 3 “Derivative instruments and hedging activities” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2016
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	¥3,188	¥2,445	¥2,197	¥418	¥8,248

	Billions of yen
	December 31, 2016
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	¥2,641	¥2,341	¥1,646	¥420	¥7,048

(1)	Other than above, there were ¥577 billion and ¥565 billion of government, agency and municipal securities reported within Other assets—Non-trading debt securities in the consolidated balance sheets as of March 31, 2016 and December 31 2016, respectively. These securities are primarily Japanese government, agency and municipal securities.

Estimated fair value of financial instruments not carried at fair value

Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheets since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the financial instruments detailed below will approximate fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell and Securities borrowed and financial liabilities reported within Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings in the consolidated balance sheets. These would be generally classified in either Level 1 or Level 2 within the fair value hierarchy.

The estimated fair values of other financial instruments which are longer-term in nature or may contain more than minimal credit risk may be different to their carrying value. Financial assets of this type primarily include certain loans which are reported within Loans receivable while financial liabilities primarily include long-term borrowings which are reported within Long-term borrowings. The estimated fair value of loans receivable which are not elected for the fair value option is generally estimated in the same way as other loans carried at fair value on a recurring basis. Where quoted market prices are available, such market prices are utilized to estimate fair value. The fair value of long-term borrowings which are not elected for the fair value option is generally estimated in the same way as other borrowings carried at fair value on a recurring basis using quoted market prices where available or by DCF valuation techniques. All of these financial assets and financial liabilities would be generally classified in Level 2 or Level 3 within the fair value hierarchy using the same methodology as is applied to these instruments when they are elected for the fair value option.

The following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument of which a portion of the ending balance was carried at fair value as of March 31, 2016 and December 31 2016.

	Billions of yen
	March 31, 2016(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥3,476	¥3,476	¥3,476	¥—	¥—
Time deposits	197	197	—	197	—
Deposits with stock exchanges and other segregated cash	226	226	—	226	—
Loans receivable(2)	1,605	1,605	—	1,180	425
Securities purchased under agreements to resell	9,205	9,205	—	9,205	—
Securities borrowed	5,872	5,872	—	5,872	—

Total	¥20,581	¥20,581	¥3,476	¥16,680	¥425

Liabilities:
Short-term borrowings	¥663	¥663	¥1	¥641	¥21
Deposits received at banks	2,223	2,223	—	2,223	0
Securities sold under agreements to repurchase	14,192	14,192	—	14,192	—
Securities loaned	1,937	1,936	—	1,936	—
Long-term borrowings	8,130	8,128	104	7,692	332

Total	¥27,145	¥27,142	¥105	¥26,684	¥353

	Billions of yen
	December 31, 2016(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥2,647	¥2,647	¥2,647	¥—	¥—
Time deposits	185	185	—	185	—
Deposits with stock exchanges and other segregated cash	265	265	—	265	—
Loans receivable(2)	1,660	1,661	—	1,201	460
Securities purchased under agreements to resell	11,264	11,264	—	11,259	5
Securities borrowed	6,709	6,709	—	6,709	—

Total	¥22,730	¥22,731	¥2,647	¥19,619	¥465

Liabilities:
Short-term borrowings	¥621	¥621	¥—	¥595	¥26
Deposits received at banks	1,059	1,059	—	1,059	0
Securities sold under agreements to repurchase	15,812	15,812	—	15,812	—
Securities loaned	1,884	1,884	—	1,884	—
Long-term borrowings	7,580	7,598	147	7,150	301

Total	¥26,956	¥26,974	¥147	¥26,500	¥327

(1)	Includes financial instruments which are carried at fair value on a recurring basis.
(2)	Carrying values are shown after deducting relevant allowances for credit losses.

For the estimated fair value of liabilities relating to investment contracts underwritten by Nomura’s insurance subsidiary, see Note 9 “Other assets—Other/Other liabilities” in our consolidated financial statements.

Assets and liabilities measured at fair value on a nonrecurring basis

In addition to financial instruments carried at fair value on a recurring basis, Nomura also measures other financial and non-financial assets and liabilities at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition such as to measure impairment.

During the year ended March 31, 2016, Nomura recognized other-than-temporary impairment losses of ¥2 billion within Non-interest expenses—Other in the consolidated statements of operations against certain listed equity method investees. The carrying amount of these investments, which is reported within Other assets—Investments in and advances to affiliated companies in the consolidated balance sheets, was written down to their fair value of ¥3 billion. Fair value was determined in accordance with ASC 820 using unadjusted quoted market prices. Consequently, these nonrecurring fair value measurements have been determined using valuation inputs which would be classified as Level 1 in the fair value hierarchy.

There were no significant amounts of assets and liabilities which were measured at fair value on a nonrecurring basis as of December 31, 2016.

3. Derivative instruments and hedging activities:

Nomura uses a variety of derivative financial instruments, including futures, forwards, options and swaps, for both trading and non-trading purposes.

Derivatives used for trading purposes

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet client needs, for trading purposes, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are client oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging clients’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to assist its clients in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital market products at competitive prices.

Futures and forward contracts are commitments to either purchase or sell securities, foreign currency or other capital market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are executed through regulated exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency exposures. Entering into swap agreements may involve the risk of credit losses in the event of counterparty default.

To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments.

Derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for non-trading purposes are to manage interest rate risk, to modify the interest rate characteristics of certain financial liabilities, to manage foreign exchange risk of certain foreign currency denominated debt securities, to manage net investment exposure to fluctuations in foreign exchange rates arising from certain foreign operations and to mitigate equity price risk arising from certain stock-based compensation awards given to employees.

Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

Nomura designates certain derivative financial instruments as fair value hedges of interest rate risk arising from specific financial liabilities and foreign currency risk arising from specific foreign currency denominated debt securities. These derivatives are effective in reducing the risk associated with the exposure being hedged and are highly correlated with changes in the fair value and foreign currency rates of the underlying hedged items, both at inception and throughout the life of the hedge contract. Changes in fair value of the hedging derivatives are reported together with those of the hedged assets and liabilities through the consolidated statements of income within Interest expense or Revenue—Other.

Derivative financial instruments designated as hedges of the net investment in foreign operations relate to specific subsidiaries with non-Japanese Yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates and is reported through NHI shareholders’ equity within Accumulated other comprehensive income (loss). Changes in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate are excluded from the measure of hedge effectiveness and are reported in the consolidated statements of income within Revenue—Other.

Concentrations of credit risk for derivatives

The following tables present Nomura’s significant concentration of exposures to credit risk in OTC derivatives with financial institutions including transactions cleared through central counterparties. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	March 31, 2016
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥35,166	¥(33,104)	¥(1,560)	¥502

	Billions of yen
	December 31, 2016
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥28,593	¥(26,113)	¥(1,910)	¥570

Derivative activities

The following tables quantify the volume of Nomura’s derivative activity through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

	Billions of yen
	March 31, 2016
	Derivative assets		Derivative liabilities
	Notional	Fair value	Notional(1)	Fair value(1)
Derivatives used for trading and non-trading purposes(2)(3):
Equity contracts	¥17,460	¥1,285	¥17,019	¥1,541
Interest rate contracts	1,121,588	28,765	1,134,813	28,494
Credit contracts	23,802	679	23,460	806
Foreign exchange contracts	174,061	6,900	169,504	6,650
Commodity contracts	2,197	1	8,224	8

Total	¥1,339,108	¥37,630	¥1,353,020	¥37,499

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,506	¥60	¥—	¥—
Foreign exchange contracts	254	7	139	4

Total	¥1,760	¥67	¥139	¥4

Total derivatives	¥1,340,868	¥37,697	¥1,353,159	¥37,503

	Billions of yen
	December 31, 2016
	Derivative assets		Derivative liabilities
	Notional	Fair value	Notional(1)	Fair value(1)
Derivatives used for trading and non-trading purposes(2)(3):
Equity contracts	¥15,147	¥1,135	¥15,841	¥1,427
Interest rate contracts	1,269,335	19,625	1,221,302	19,328
Credit contracts	20,319	526	20,212	678
Foreign exchange contracts	180,742	9,108	175,255	8,880
Commodity contracts	2,721	8	67	2

Total	¥1,488,264	¥30,402	¥1,432,677	¥30,315

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,473	¥47	¥—	¥—
Foreign exchange contracts	144	3	286	19

Total	¥1,617	¥50	¥286	¥19

Total derivatives	¥1,489,881	¥30,452	¥1,432,963	¥30,334

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(3)	As of March 31, 2016 and December 31, 2016, the amounts reported include derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. These amounts have not been separately presented since such amounts were not significant.

Changes in fair value are recognized either through earnings or other comprehensive income depending on the purpose for which the derivatives are used.

Offsetting of derivatives

Counterparty credit risk associated with derivative financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce the risk of loss, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. In certain cases, Nomura may agree for such collateral to be posted to a third-party custodian under a control agreement that enables Nomura to take control of such collateral in the event of counterparty default. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, OTC derivative transactions are typically documented under industry standard master netting agreements which reduce Nomura’s credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty. For certain OTC centrally-cleared and exchange-traded derivatives, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing party or exchange. In order to support the enforceability of the close-out and offsetting rights within these agreements, Nomura generally seeks to obtain an external legal opinion.

For certain types of counterparties and in certain jurisdictions, Nomura may enter into derivative transactions which are not documented under a master netting agreement. Similarly, even when derivatives are documented under such agreements, Nomura may not have yet sought evidence, or may not be able to obtain evidence to determine with sufficient certainty that close-out and offsetting rights are legally enforceable. This may be the case where relevant local laws specifically prohibit such close-out and offsetting rights, or where local laws are complex, ambiguous or silent on the enforceability of such rights, . This may include derivative transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, exchanges and pension funds.

Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.

Derivative assets and liabilities with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 “Balance Sheet—Offsetting” (“ASC210-20”) and ASC 815 are met. These criteria include requirements around the legal enforceability of such close-out and offset rights under the master netting agreement. In addition, fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively where certain additional criteria are met.

The following table presents information about offsetting of derivatives and related collateral amounts in the consolidated balance sheets by type of derivative contract, together with the extent to which master netting agreements entered into with counterparties, central clearing counterparties or exchanges permit additional offsetting of derivatives and collateral in the event of counterparty default. Derivative transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following table.

	Billions of yen		Billions of yen
	March 31, 2016		December 31, 2016
	Derivative assets	Derivative liabilities(1)	Derivative assets	Derivative liabilities(1)
Equity contracts
OTC settled bilaterally	¥945	¥1,126	¥889	¥1,008
OTC centrally-cleared	—	—	—	—
Exchange-traded	340	415	246	419
Interest rate contracts
OTC settled bilaterally	11,372	11,102	8,876	8,383
OTC centrally-cleared	17,442	17,387	10,782	10,940
Exchange-traded	11	5	14	5
Credit contracts
OTC settled bilaterally	577	709	429	577
OTC centrally-cleared	101	96	95	99
Exchange-traded	1	1	2	2
Foreign exchange contracts
OTC settled bilaterally	6,888	6,639	9,016	8,791
OTC centrally-cleared	19	15	95	108
Exchange-traded	0	0	0	—
Commodity contracts
OTC settled bilaterally	0	6	0	0
OTC centrally-cleared	—	—	—	—
Exchange-traded	1	2	8	2

Total gross derivative balances(2)	¥37,697	¥37,503	¥30,452	¥30,334
Less: Amounts offset in the consolidated balance sheets(3)	(36,325)	(36,456)	(29,025)	(29,135)

Total net amounts reported on the face of the consolidated balance sheets(4)	¥1,372	¥1,047	¥1,427	¥1,199
Less: Additional amounts not offset in the consolidated balance sheets(5)
Financial instruments and non-cash collateral	(457)	(59)	(79)	(117)
Cash collateral	—	(7)	—	—

Net amount	¥915	¥981	¥1,348	¥1,082

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Includes all gross derivative asset and liability balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. As of March 31, 2016, the gross balance of derivative assets and derivative liabilities which are not documented under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥203 billion and ¥326 billion, respectively. As of December 31, 2016, the gross balance of such derivative assets and derivative liabilities was ¥245 billion and ¥378 billion, respectively.
(3)	Represents amounts offset through counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 815. As of March 31, 2016, Nomura offset a total of ¥1,885 billion of cash collateral receivables against net derivative liabilities and ¥1,754 billion of cash collateral payables against net derivative assets. As of December 31, 2016, Nomura offset a total of ¥2,141 billion of cash collateral receivables against net derivative liabilities and ¥2,031 billion of cash collateral payables against net derivative assets.
(4)	Net derivative assets and net derivative liabilities are generally reported within Trading assets and private equity investments—Trading assets and Trading liabilities, respectively in the consolidated balance sheet. Bifurcated embedded derivatives are reported within Short-term borrowings or Long-term borrowings depending on the maturity of the underlying host contract.

(5)	Represents amounts which are not permitted to be offset on the face of the consolidated balance sheets in accordance with ASC 210-20 and ASC 815 but which provide Nomura with a legally enforceable right of offset in the event of counterparty default. Amounts relating to derivative and collateral agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded. As of March 31, 2016, a total of ¥298 billion of cash collateral receivables and ¥466 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives. As of December 31, 2016, a total of ¥321 billion of cash collateral receivables and ¥454 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives.

Derivatives used for trading purposes

Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statements of income within Revenue—Net gain on trading.

The following table presents amounts included in the consolidated statements of income related to derivatives used for trading and non-trading purposes by type of underlying derivative contract.

	Billions of yen
	Nine months ended December 31
	2015	2016
Derivatives used for trading and non-trading purposes(1)(2):
Equity contracts	¥(79)	¥(20)
Interest rate contracts	(50)	151
Credit contracts	74	(36)
Foreign exchange contracts	75	(147)
Commodity contracts	(53)	51

Total	¥(33)	¥(1)

	Billions of yen
	Three months ended December 31
	2015	2016
Derivatives used for trading and non-trading purposes(1)(2):
Equity contracts	¥(104)	¥41
Interest rate contracts	29	64
Credit contracts	75	(31)
Foreign exchange contracts	87	(146)
Commodity contracts	(34)	40

Total	¥53	¥(32)

(1)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(2)	Includes net gains (losses) on derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. For the nine and three months ended December 31, 2015 and 2016, these amounts have not been separately presented as net gains (losses) for these non-trading derivatives were not significant.

Fair value hedges

Nomura issues Japanese Yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to a floating rate and applies fair value hedge accounting to these instruments.

Also, Nomura’s insurance subsidiary holds foreign currency denominated non-trading debt securities. The insurance subsidiary generally enters into swap agreements to convert foreign currency denominated principal amounts of these debt securities into its functional currency and applies fair value hedge accounting to these instruments.

Derivative financial instruments designated as fair value hedges are carried at fair value. Changes in fair value of the hedging derivatives are recognized together with those of the hedged liabilities and hedged debt securities in the consolidated statements of income within Interest expense and Revenue—Other, respectively.

The following table presents amounts included in the consolidated statements of income related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Nine months ended December 31
	2015	2016
Derivatives designated as hedging instruments:
Interest rate contracts	¥10	¥(6)
Foreign exchange contracts	1	(8)

Total	¥11	¥(14)

Hedged items:
Long-term borrowings	¥(10)	¥6
Non-trading debt securities	(1)	8

Total	¥(11)	¥14

	Billions of yen
	Three months ended December 31
	2015	2016
Derivatives designated as hedging instruments:
Interest rate contracts	¥0	¥(8)
Foreign exchange contracts	(1)	(18)

Total	¥(1)	¥(26)

Hedged items:
Long-term borrowings	¥0	¥8
Non-trading debt securities	1	18

Total	¥1	¥26

Net investment hedges

Nomura designates foreign currency forwards and foreign currency denominated long-term debt as hedges of certain subsidiaries with significant foreign exchange risks and applies hedge accounting to these instruments. Accordingly, the effective hedging portion of the foreign exchange gains (losses) arising from the derivative contracts and non-derivative financial products designated as hedges is recognized through the consolidated statements of comprehensive income within Other comprehensive income (loss)—Change in cumulative translation adjustments, net of tax. This is offset by the foreign exchange adjustments arising from consolidation of the relevant foreign subsidiaries.

The following table presents gains (losses) from derivatives and non-derivatives designated as net investment hedges included in the consolidated statements of comprehensive income.

	Billions of yen
	Nine months ended December 31
	2015	2016
Hedging instruments:
Foreign exchange contracts	¥6	¥7

Total	¥6	¥7

	Billions of yen
	Three months ended December 31
	2015	2016
Hedging instruments:
Foreign exchange contracts	¥1	¥(8)

Total	¥1	¥(8)

(1)	The portion of gains (losses) representing the amount of hedge ineffectiveness and the amount excluded from the assessment of hedge effectiveness are recognized within Revenue—Other in the consolidated statements of income. The amount of gains (losses) was not significant during the nine months ended December 31, 2015 and 2016. The amount of gains (losses) was not significant during the three months ended December 31, 2015 and 2016.

Derivatives containing credit risk related contingent features

Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Company’s long-term credit rating.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2016 was ¥719 billion with related collateral pledged of ¥587 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2016 the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥15 billion.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of December 31, 2016 was ¥518 billion with related collateral pledged of ¥459 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of December 31, 2016 the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥8 billion.

Credit derivatives

Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities that expose the seller of credit protection to potential loss from credit risk related events specified in the contract.

Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in an option-type contract, credit default swap, or any other credit derivative contract.

Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and seller of protection for credit risk mitigation, proprietary trading positions and for client transactions.

The most significant type of credit derivatives used by Nomura are single-name credit default swaps where settlement of the derivative is based on the credit risk of a single third party. Nomura also writes credit derivatives linked to the performance of credit default indices and issues other credit risk related portfolio products.

Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, failure to pay and restructuring of obligations of the reference asset.

Credit derivative contracts written by Nomura are either cash or physically settled. In cash-settled instruments, once payment is made upon an event of a default, the contract usually terminates with no further payments due. Nomura generally has no right to assume the reference assets of the counterparty in exchange for payment, nor does Nomura usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. In physically settled contracts, upon a default event, Nomura takes delivery of the reference asset in return for payment of the full notional amount of the contract.

Nomura actively monitors and manages its credit derivative exposures. Where protection is sold, risks may be mitigated by purchasing credit protection from other third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable Nomura to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the separate purchase of credit derivatives with identical or correlated underlyings.

Nomura quantifies the value of these purchased contracts in the following tables in the column titled “Purchased Credit Protection”. These amounts represent purchased credit protection with identical underlyings to the written credit derivative contracts which act as a hedge against Nomura’s exposure. To the extent Nomura is required to pay out under the written credit derivative, a similar amount would generally become due to Nomura under the purchased hedge.

Credit derivatives have a stated notional amount which represents the maximum payment Nomura may be required to make under the contract. However, this is generally not a true representation of the amount Nomura will actually pay as in addition to purchased credit protection, other risk mitigating factors reduce the likelihood and amount of any payment, including:

The probability of default: Nomura values credit derivatives taking into account the probability that the underlying reference asset will default and that Nomura will be required to make payments under the contract. Based on historical experience and Nomura’s assessment of the market, Nomura believes that the probability that all reference assets on which Nomura provides protection will default in a single period is remote. The disclosed notional amount, therefore, significantly overstates Nomura’s realistic exposure on these contracts.

The recovery value on the underlying asset: In the case of a default, Nomura’s liability on a contract is limited to the difference between the notional amount and the recovery value of the underlying reference asset. While the recovery value on a defaulted asset may be minimal, this does reduce amounts paid on these contracts.

Nomura holds assets as collateral in relation to written credit derivatives. However, these amounts do not enable Nomura to recover any amounts paid under the credit derivative but rather mitigate the risk of economic loss arising from a counterparty defaulting against amounts due to Nomura under the contract. Collateral requirements are determined on a counterparty level rather than individual contract, and also generally cover all types of derivative contracts rather than just credit derivatives.

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings as of March 31, 2016 and December 31, 2016.

	Billions of yen
	March 31, 2016
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥131	¥15,609	¥3,658	¥5,292	¥5,252	¥1,407	¥12,796
Credit default indices	52	5,797	918	1,623	2,505	751	4,295
Other credit risk related portfolio products	12	355	71	248	24	12	209
Credit risk related options and swaptions	0	67	—	—	67	—	67

Total	¥195	¥21,828	¥4,647	¥7,163	¥7,848	¥2,170	¥17,367

	Billions of yen
	December 31, 2016
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥34	¥12,967	¥3,133	¥4,873	¥3,968	¥993	¥10,298
Credit default indices	19	4,838	714	1,664	2,045	415	3,120
Other credit risk related portfolio products	7	318	171	120	19	8	193
Credit risk related options and swaptions	—	—	—	—	—	—	—

Total	¥60	¥18,123	¥4,018	¥6,657	¥6,032	¥1,416	¥13,611

(1)	Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting. Asset balances represent positive fair value amounts caused by tightening of credit spreads of underlyings since inception of the credit derivative contracts.

The following tables present information about Nomura’s written credit derivatives by external credit rating of the underlying asset. Ratings are based on Standard & Poor’s Financial Services LLC (“S&P”), or if not rated by S&P, based on Moody’s Investors Service, Inc. If ratings from either of these agencies are not available, the ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. For credit default indices, the rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	March 31, 2016
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥1,230	¥1,305	¥4,407	¥5,428	¥2,243	¥996	¥15,609
Credit default indices	178	15	4,249	939	224	192	5,797
Other credit risk related portfolio products	19	—	1	3	1	331	355
Credit risk related options and swaptions	—	—	—	67	—	—	67

Total	¥1,427	¥1,320	¥8,657	¥6,437	¥2,468	¥1,519	¥21,828

	Billions of yen
	December 31, 2016
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥945	¥1,256	¥3,810	¥4,572	¥1,664	¥720	¥12,967
Credit default indices	86	17	3,169	1,010	309	247	4,838
Other credit risk related portfolio products	20	—	1	3	—	294	318
Credit risk related options and swaptions	—	—	—	—	—	—	—

Total	¥1,051	¥1,273	¥6,980	¥5,585	¥1,973	¥1,261	¥18,123

(1)	“Other” includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a rating is unavailable.

Derivatives entered into in contemplation of sales of financial assets

Nomura enters into transactions which involve both the transfer of financial assets to a third party counterparty and a separate agreement with the same counterparty entered into in contemplation of the initial transfer through which Nomura retains substantially all of the exposure to the economic return on the transferred financial assets throughout the term of the transaction. These transactions primarily include sales of securities with bilateral OTC total return swaps or other derivative agreements which are in-substance total return swaps. These transactions are accounted for as sales of the securities with the derivative accounted for separately if the criteria for derecognition of the securities under ASC 860 are met. Where the derecognition criteria are not met, the transfer and separate derivative are accounted for as a single collateralized financing transaction which is reported within Long-term borrowings—Trading balances of secured borrowings in the consolidated balance sheets.

As of March 31, 2016 and December 31, 2016, there were no outstanding sales with total return swap or in-substance total return swap transactions accounted for as sales rather than collateralized financing transactions.

4. Collateralized transactions:

Nomura enters into collateralized transactions, including reverse repurchase agreements, repurchase agreements, securities borrowing transactions, securities lending transactions, other secured borrowings and similar transactions mainly to meet clients’ needs, finance trading inventory positions and obtain securities for settlements.

Reverse repurchase agreements, repurchase agreements, securities borrowing transactions and securities lending transactions are typically documented under industry standard master netting agreements which reduce Nomura’s credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty. For certain centrally-cleared reverse repurchase and repurchase agreements, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing counterparty. In order to support the enforceability of the close-out and offsetting rights within these agreements, Nomura generally seeks to obtain an external legal opinion.

For certain types of counterparty and in certain jurisdictions, Nomura may enter into reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions which are not documented under a master netting agreement. Similarly, even when these transactions are documented under such agreements, Nomura may not have yet sought evidence, or may not be able to obtain evidence to determine with sufficient certainty that the close-out and offsetting rights are legally enforceable. This may be the case where relevant local laws specifically prohibit such close-out and offsetting rights, or where local laws are complex, ambiguous or silent on the enforceability of such rights. This may include reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, agent banks and pension funds.

Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.

In all of these transactions, Nomura either receives or provides collateral, including Japanese and non-Japanese government, agency, mortgage-backed, bank and corporate debt securities and equities. In most cases, Nomura is permitted to use the securities received to enter into repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties. In repurchase and reverse repurchase agreements, the value of collateral typically exceeds the amount of cash transferred. Collateral is generally in the form of securities. Securities borrowing transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities lending transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities either received from or provided to the counterparty. Additional cash or securities are exchanged as necessary, to ensure that such transactions are adequately collateralized throughout the life of the transactions.

Offsetting of certain collateralized transactions

Reverse repurchase agreements and repurchase agreements, securities borrowing and lending transactions with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 are met. These criteria include requirements around the maturity of the transactions, the underlying systems on which the collateral is settled, associated banking arrangements and the legal enforceability of close-out and offsetting rights under the master netting agreement.

The following tables present information about offsetting of these transactions in the consolidated balance sheets, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default. Transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following tables.

	Billions of yen
	March 31, 2016
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥25,834	¥5,868	¥30,821	¥2,260
Less: Amounts offset in the consolidated balance sheets(2)	(16,629)	(5)	(16,629)	(5)

Total net amounts of reported on the face of the consolidated balance sheets(3)	¥9,205	¥5,863	¥14,192	¥2,255

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(7,052)	(4,553)	(11,503)	(1,713)
Cash collateral	0	—	0	—

Net amount	¥2,153	¥1,310	¥2,689	¥542

	Billions of yen
	December 31, 2016
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥28,290	¥6,766	¥32,838	¥2,398
Less: Amounts offset in the consolidated balance sheets(2)	(17,026)	(85)	(17,026)	(85)

Total net amounts of reported on the face of the consolidated balance sheets(3)	¥11,264	¥6,681	¥15,812	¥2,313

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(8,527)	(5,322)	(12,714)	(1,866)
Cash collateral	(71)	—	(20)	—

Net amount	¥2,666	¥1,359	¥3,078	¥447

(1)	Includes all recognized balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. Amounts include transactions carried at fair value through election of the fair value option. As of March 31, 2016, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥940 billion and ¥2,176 billion, respectively. As of March 31, 2016, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,162 billion and ¥186 billion, respectively. As of December 31, 2016, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,597 billion and ¥1,932 billion, respectively. As of December 31, 2016, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,091 billion and ¥257 billion, respectively.
(2)	Represents amounts offset through counterparty netting under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 210-20. Amounts offset include transactions carried at fair value through election of the fair value option.

(3)	Reverse repurchase agreements and securities borrowing transactions are reported within Collateralized agreements—Securities purchased under agreements to resell and Collateralized agreements—Securities borrowed in the consolidated balance sheets, respectively. Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported under securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets.
(4)	Represents amounts which are not permitted to be offset on the face of the balance sheet in accordance with ASC 210-20 but which provide Nomura with the right of offset in the event of counterparty default. Amounts relating to agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded.

Maturity analysis of repurchase agreements and securities lending transactions

The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by remaining contractual maturity of the agreement as of March 31, 2016 and December 31, 2016. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20.

	Billions of yen
	March 31, 2016
	Overnight and open(1)	Up to 30 days	30 – 90 days	90 days – 1 year	Greater than 1 year	Total
Repurchase agreements	¥12,271	¥14,713	¥2,109	¥1,229	¥499	¥30,821
Securities lending transactions	1,264	751	131	102	12	2,260

Total gross recognized liabilities(2)	¥13,535	¥15,464	¥2,240	¥1,331	¥511	¥33,081

	Billions of yen
	December 31, 2016
	Overnight and open(1)	Up to 30 days	30 – 90 days	90 days – 1 year	Greater than 1 year	Total
Repurchase agreements	¥13,557	¥16,581	¥1,142	¥1,043	¥515	¥32,838
Securities lending transactions	1,499	595	150	154	—	2,398

Total gross recognized liabilities(2)	¥15,056	¥17,176	¥1,292	¥1,197	¥515	¥35,236

(1)	Open transactions do not have an explicit contractual maturity date and are terminable on demand by Nomura or the counterparty.
(2)	Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

Securities transferred in repurchase agreements and securities lending transactions

The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by class of securities transferred by Nomura to counterparties as of March 31, 2016 and December 31, 2016. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20.

	Billions of yen
	March 31, 2016
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥90	¥2,112	¥2,202
Japanese government, agency and municipal securities	854	12	866
Foreign government, agency and municipal securities	24,137	132	24,269
Bank and corporate debt securities	2,119	3	2,122
Commercial mortgage-backed securities (“CMBS”)	10	—	10
Residential mortgage-backed securities (“RMBS”)(1)	3,530	—	3,530
Collateralized debt obligations (“CDOs”) and other	81	—	81
Investment trust funds and other	—	1	1

Total gross recognized liabilities(2)	¥30,821	¥2,260	¥33,081

	Billions of yen
	December 31, 2016
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥84	¥2,133	¥2,217
Japanese government, agency and municipal securities	586	86	672
Foreign government, agency and municipal securities	27,164	175	27,339
Bank and corporate debt securities	1,767	2	1,769
Commercial mortgage-backed securities (“CMBS”)	1	—	1
Residential mortgage-backed securities (“RMBS”)(1)	3,159	—	3,159
Collateralized debt obligations (“CDOs”) and other	77	—	77
Investment trust funds and other	—	2	2

Total gross recognized liabilities(2)	¥32,838	¥2,398	¥35,236

(1)	Includes ¥3,415 billion as of March 31, 2016 and ¥3,016 billion as of December 31, 2016 of US government sponsored agency mortgage pass-through securities and collateralized mortgage obligations
(2)	Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

Collateral received by Nomura

The following table presents the fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral, which Nomura is permitted to sell or repledge, and the portion that has been sold or repledged as of March 31, 2016 and December 31, 2016.

	Billions of yen
	March 31, 2016	December 31, 2016
The fair value of securities received as collateral, securities borrowed as collateral and securities borrowed without collateral where Nomura is permitted by contract or custom to sell or repledge the securities	¥40,714	¥44,819
The portion of the above that has been sold (reported within Trading liabilities in the consolidated balance sheets) or repledged	34,172	37,489

Collateral pledged by Nomura

Nomura pledges firm-owned securities to collateralize repurchase transactions, other secured financings and derivative transactions. Pledged securities that can be sold or repledged by the transferee, including Gensaki Repo transactions, are reported in parentheses as Securities pledged as collateral within Trading assets in the consolidated balance sheets.

The following table presents the carrying amounts of financial assets recognized in the consolidated balance sheets which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them by type of asset as of March 31, 2016 and December 31, 2016.

	Millions of yen
	March 31, 2016	December 31, 2016
Trading assets:
Equities and convertible securities	¥104,642	¥87,067
Government and government agency securities	731,430	1,212,585
Bank and corporate debt securities	68,029	114,640
Commercial mortgage-backed securities (“CMBS”)	6,031	6
Residential mortgage-backed securities (“RMBS”)	2,684,186	2,889,858
Collateralized debt obligations (“CDO”) and other(1)	32,348	13,246
Investment trust funds and other	78,158	3,644

	¥3,704,824	¥4,321,046

Deposits with stock exchanges and other segregated cash	¥2,000	¥—
Non-trading debt securities	¥24,057	¥23,836
Investments in and advances to affiliated companies	¥32,907	¥—

(1)	Includes CLOs and ABS such as those secured on credit card loans, auto loans and student loans.

The following table presents the carrying amount of financial and non-financial assets recognized in the consolidated balance sheets, other than those disclosed above, which are subject to lien as of March 31, 2016 and December 31, 2016.

	Millions of yen
	March 31, 2016	December 31, 2016
Loans and receivables	¥249	¥3,192
Trading assets	1,755,260	1,625,357
Office buildings, land, equipment and facilities	5,355	12,742
Non-trading debt securities	191,545	232,825
Other	30	25

	¥1,952,439	¥1,874,141

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized borrowings of consolidated VIEs, trading balances of secured borrowings, and derivative transactions.

5. Non-trading securities:

The following tables present information regarding the cost and/or amortized cost, gross unrealized gains and losses and fair value of non-trading securities held by Nomura’s insurance subsidiary as of March 31, 2016 and December 31, 2016.

	Millions of yen
	March 31, 2016
	Cost and/or amortized cost	Unrealized gains and losses		Fair value
		Gross unrealized gains	Gross unrealized losses
Government, agency and municipal securities(1)	¥84,926	¥4,046	¥162	¥88,810
Other debt securities(2)	161,685	14,078	1,251	174,512
Equity securities(3)	42,132	24,101	233	66,000

Total	¥288,743	¥42,225	¥1,646	¥329,322

	Millions of yen
	December 31, 2016
	Cost and/or amortized cost	Unrealized gains and losses		Fair value
		Gross unrealized gains	Gross unrealized losses
Government, agency and municipal securities(1)	¥122,568	¥8,907	¥258	¥131,217
Other debt securities(2)	106,741	9,376	313	115,804
Equity securities(3)	40,926	23,309	192	64,043

Total	¥270,235	¥41,592	¥763	¥311,064

(1)	Primarily Japanese government, agency and municipal securities.
(2)	Primarily corporate debt securities.
(3)	Primarily Japanese equities

For the nine months ended December 31, 2015, non-trading securities of ¥39,412 million were disposed of resulting in ¥3,632 million of realized gains and ¥147 million of realized losses. Total proceeds received from these disposals were ¥42,897 million. For the nine months ended December 31, 2016, non-trading securities of ¥42,138 million were disposed of resulting in ¥3,770 million of realized gains and ¥1,158 million of realized losses. Total proceeds received from these disposals were ¥44,750 million.

For the three months ended December 31, 2015, non-trading securities of ¥5,528 million were disposed of resulting in ¥142 million of realized gains and ¥9 million of realized losses. Total proceeds received from these disposals were ¥5,661 million. For the three months ended December 31, 2016, non-trading securities of ¥7,152 million were disposed of resulting in ¥417 million of realized gains and ¥94 million of realized losses. Total proceeds received from these disposals were ¥7,475 million.

Related gains and losses were computed using the average method. For the nine months ended December 31, 2015 and December 31, 2016, there were no transfers of non-trading securities to trading assets.

The following table presents the fair value of residual contractual maturity of non-trading debt securities as of December 31, 2016. Actual maturities may differ from contractual maturities as certain securities contain features that allow redemption of the securities prior to their contractual maturity.

	Millions of yen
	December 31, 2016
	Total	Years to maturity
		Less than 1 year	1 to 5 years	5 to 10 years	More than 10 years
Non-trading debt securities	¥247,021	¥44,440	¥128,308	¥54,517	¥19,756

The following tables present the fair value and gross unrealized losses of non-trading securities aggregated by the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2016 and December 31, 2016.

	Millions of yen
	March 31, 2016
	Less than 12 months		More than 12 months		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Government, agency and municipal securities	¥4,611	¥159	¥13,673	¥3	¥18,284	¥162
Other debt securities	35,606	1,251	—	—	35,606	1,251
Equity securities	4,113	233	—	—	4,113	233

Total	¥44,330	¥1,643	¥13,673	¥3	¥58,003	¥1,646

	Millions of yen
	December 31, 2016
	Less than 12 months		More than 12 months		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Government, agency and municipal securities	¥13,335	¥258	¥—	¥—	¥13,335	¥258
Other debt securities	13,742	313	—	—	13,742	313
Equity securities	4,216	192	—	—	4,216	192

Total	¥31,293	¥763	¥—	¥—	¥31,293	¥763

As of March 31, 2016, the total number of non-trading securities in unrealized loss positions was 52. As of December 31, 2016, the total number of non-trading securities in unrealized loss positions was 27.

Where the fair value of non-trading securities held by the insurance subsidiary has declined below amortized cost, these are assessed to determine whether the decline in fair value is other-than-temporary in nature. Nomura considers quantitative and qualitative factors including the length of time and extent to which fair value has been less than amortized cost, the financial condition and near-term prospects of the issuer and Nomura’s intent and ability to hold the securities for a period of time sufficient to allow for any anticipated recovery in fair value. If an other-than-temporary impairment loss exists, for equity securities, the security is written down to fair value, with the entire difference between fair value and amortized cost recognized within Revenue—Other in the consolidated statements of income. For debt securities, an other-than-temporary impairment loss is also recognized within Revenue—Other in the consolidated statements of income if Nomura intends to sell the debt security or it is more-likely-than-not that Nomura will be required to sell the debt security before recovery of amortized cost. If Nomura does not intend to sell the debt security and it is not more-likely-than-not that Nomura will be required to sell the debt security, only the credit loss component of an other-than-temporary impairment loss is recognized through earnings and any non-credit loss component recognized within Other comprehensive income (loss).

For the nine and three months ended December 31, 2015, other-than-temporary impairment losses recognized for the certain non-trading equity securities were ¥438 million and ¥5 million, respectively. The amount of credit loss component of other-than temporary impairment losses recognized for the certain non-trading debt securities were not significant. Other-than-temporary impairment losses related to the non-credit loss component recognized for the certain non-trading debt securities within Other comprehensive income (loss) were ¥12 million and ¥(8) million, respectively. Other gross unrealized losses of non-trading securities were considered temporary.

For the nine months ended December 31, 2016, other-than-temporary impairment losses recognized for the certain non-trading equity securities were ¥872 million. For the three months ended December 31, 2016, other-than-temporary impairment losses recognized for the certain non-trading equity securities were not significant. For the nine months ended December 31, 2016, the amount of credit loss component of other-than-temporary impairment losses recognized for the certain non-trading debt securities were ¥210 million. For the three months ended December 31, 2016, the amount of credit loss component of other-than-temporary impairment losses recognized for the certain non-trading debt securities were not significant. Other-than-temporary impairment losses related to the non-credit loss component recognized for the certain non-trading debt securities within Other comprehensive income (loss) were not significant. Other gross unrealized losses of non-trading securities were considered temporary.

6. Securitizations and Variable Interest Entities:

Securitizations

Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate securities and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman special purpose companies (“SPCs”) or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within Trading assets in Nomura’s consolidated balance sheets, with the change in fair value reported within Revenue—Net gain on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the nine and three months ended December 31, 2015, Nomura received cash proceeds from SPEs in new securitizations of ¥255 billion and ¥98 billion, respectively, and the associated gain (loss) on sale was not significant. For the nine and three months ended December 31, 2016, Nomura received cash proceeds from SPEs in new securitizations of ¥168 billion and ¥31 billion, respectively, and the associated gain (loss) on sale was not significant. For the nine and three months ended December 31, 2015, Nomura received debt securities issued by these SPEs with an initial fair value of ¥1,390 billion and ¥461 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥991 billion and ¥349 billion, respectively. For the nine and three months ended December 31, 2016, Nomura received debt securities issued by these SPEs with an initial fair value of ¥1,879 billion and ¥464 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥1,406 billion and ¥358 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥6,533 billion and ¥5,249 billion as of March 31, 2016 and December 31, 2016, respectively. Nomura’s retained interests were ¥200 billion and ¥235 billion, as of March 31, 2016 and December 31, 2016, respectively. For the nine and three months ended December 31, 2015, Nomura received cash flows of ¥39 billion and ¥12 billion, respectively, from the SPEs on the retained interests held in the SPEs. For the nine and three months ended December 31, 2016, Nomura received cash flows of ¥75 billion and ¥32 billion, respectively, from the SPEs on the retained interests held in the SPEs.

Nomura had outstanding collateral service agreements and written credit default swap agreements in the amount of ¥2 billion and ¥2 billion as of March 31, 2016 and December 31, 2016, respectively. Nomura does not provide financial support to SPEs beyond its contractual obligations.

The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets.

	Billions of yen
	March 31, 2016
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥197	¥—	¥197	¥197	¥—
Bank and corporate debt securities	—	—	0	0	—	0
CMBS and RMBS	—	3	0	3	0	3

Total	¥—	¥200	¥0	¥200	¥197	¥3

	Billions of yen
	December 31, 2016
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥235	¥—	¥235	¥235	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	0	0	—	0

Total	¥—	¥235	¥0	¥235	¥235	¥0

The following table presents the key economic assumptions used to determine the fair value of the retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions.

	Billions of yen, except percentages
	Material retained interests held(1)
	March 31, 2016	December 31, 2016
Fair value of retained interests(1)	¥171	¥211
Weighted-average life (Years)	5.4	6.6
Constant prepayment rate	5.4%	6.5%
Impact of 10% adverse change	(1.4)	(1.7)
Impact of 20% adverse change	(2.4)	(3.3)
Discount rate	2.4%	3.4%
Impact of 10% adverse change	(0.9)	(1.1)
Impact of 20% adverse change	(1.6)	(2.2)

(1)	The sensitivity analysis covers the material retained interests held of ¥171 billion out of ¥200 billion as of March 31, 2016 and ¥211 billion out of ¥235 billion as of December 31, 2016.

Nomura considers the amount and the probability of anticipated credit loss from the retained interests which Nomura continuously holds would be minimal.

Changes in fair value based on 10% or 20% adverse changes generally cannot be extrapolated since the relationship of the change in assumption to the change in fair value may not be linear. The impact of a change in a particular assumption is calculated holding all other assumptions constant. For this reason, concurrent changes in assumptions may magnify or counteract the sensitivities disclosed above. The sensitivity analyses are hypothetical and do not reflect Nomura’s risk management practices that may be undertaken under those stress scenarios.

The following table presents the type and carrying value of financial assets included within Trading assets which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860. These transfers are accounted for as secured financing transactions and generally reported within Long-term borrowings. The assets are pledged as collateral of the associated liabilities and cannot be removed unilaterally by Nomura and the liabilities are non-recourse to Nomura.

	Billions of yen
	March 31, 2016	December 31, 2016
Assets
Trading assets
Equities	¥22	¥70
Debt securities	24	20
CMBS and RMBS	20	21

Total	¥66	¥111

Liabilities
Long-term borrowings	¥127	¥111

Variable Interest Entities

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities.

If Nomura has an interest in a VIE that provides Nomura with control over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses that could be significant to the VIE, Nomura is the primary beneficiary of the VIE and must consolidate the entity, provided that Nomura does not meet separate tests confirming that it is acting as a fiduciary for other interest holders. Nomura’s consolidated VIEs include those that were created to market structured securities to investors by repackaging corporate convertible securities, mortgages and mortgage-backed securities. Certain VIEs used in connection with Nomura’s aircraft leasing business as well as other purposes are consolidated. Nomura also consolidates certain investment funds, which are VIEs, and for which Nomura is the primary beneficiary.

The power to make the most significant decisions may take a number of different forms in different types of VIEs. For transactions such as securitizations, investment funds, and CDOs, Nomura considers collateral management and servicing to represent the power to make the most significant decisions. Accordingly, Nomura does not consolidate such types of VIEs for which it does not act as collateral manager or servicer unless Nomura has the right to replace the collateral manager or servicer or to require liquidation of the entity.

For many transactions, such as where VIEs are used for re-securitizations of residential mortgage-backed securities, there are no significant economic decisions made on an ongoing basis and no single investor has the unilateral ability to liquidate the VIE. In these cases, Nomura focuses its analysis on decisions made prior to the initial closing of the transaction, and considers factors such as the nature of the underlying assets held by the VIE, the involvement of third party investors in the design of the VIE, the size of initial third party investment and the amount and level of any subordination of beneficial interests issued by the VIE which will be held by Nomura and third party investors. Nomura has sponsored numerous re-securitization transactions and in many cases has determined that it is not the primary beneficiary on the basis that control over the most significant decisions relating to these entities are shared with third party investors. In some cases, however, Nomura has consolidated such VIEs, for example, where it was determined that third party investors were not involved in the design of the VIEs, including where the size of third party investment was not significant at inception of the transaction.

As a result of adopting ASU 2015-02 as of April 1, 2016, certain investment funds are now consolidated and included in the balance of December 31, 2016. See Note 1 “Basis of accounting” for further information about the adoption of ASU 2015-02.

The following table presents the classification of consolidated VIEs’ assets and liabilities in these consolidated financial statements. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen
	March 31, 2016	December 31, 2016
Consolidated VIE assets
Cash and cash equivalents	¥3	¥4
Trading assets
Equities	530	719
Debt securities	756	696
CMBS and RMBS	22	15
Derivatives	1	20
Private equity investments	1	2
Office buildings, land, equipment and facilities	3	—
Other	7	48

Total	¥1,323	¥1,504

Consolidated VIE liabilities
Trading liabilities
Derivatives	¥3	¥24
Borrowings
Short-term borrowings	65	59
Long-term borrowings	744	901
Other	2	4

Total	¥814	¥988

Nomura continuously reassesses its initial evaluation of whether it is the primary beneficiary of a VIE based on current facts and circumstances as long as it has any continuing involvement with the VIE. This determination is based upon an analysis of the design of the VIE, including the VIE’s structure and activities, the power to make significant economic decisions held by Nomura and by other parties, and the variable interests owned by Nomura and other parties.

Nomura also holds variable interests in VIEs where Nomura is not the primary beneficiary. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings, equity interests in VIEs which were formed primarily to acquire high yield leveraged loans and other lower investment grade debt obligations, residual interests in operating leases for aircraft held by VIEs, and loans and investments in VIEs that acquire operating businesses.

The following tables present the carrying amount of variable interests of unconsolidated VIEs and maximum exposure to loss associated with these variable interests. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheets, the amount of commitments and financial guarantees and the notional amount of the derivative instruments. Nomura believes the notional amount of derivative instruments generally exceeds the amount of actual risk.

	Billions of yen
	March 31, 2016
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥87	¥—	¥87
Debt securities	118	—	118
CMBS and RMBS	3,067	—	3,067
Investment trust funds and other	413	—	413
Derivatives	0	—	2
Private equity investments	14	—	14
Loans	423	—	423
Other	4	—	4
Commitments to extend credit and other guarantees	—	—	42

Total	¥4,126	¥—	¥4,170

	Billions of yen
	December 31, 2016
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥68	¥—	¥68
Debt securities	115	—	115
CMBS and RMBS	3,188	—	3,188
Investment trust funds and other	158	—	158
Derivatives	0	—	2
Private equity investments	22	—	22
Loans	391	—	391
Other	12	—	12
Commitments to extend credit and other guarantees	—	—	68

Total	¥3,954	¥—	¥4,024

7. Financing receivables:

In the normal course of business, Nomura extends financing to clients primarily in the form of loans and collateralized agreements such as reverse repurchase agreements and securities borrowing transactions. These financing receivables are recognized as assets on Nomura’s consolidated balance sheets and provide a contractual right to receive money either on demand or on future fixed or determinable dates.

Collateralized agreements

Collateralized agreements consist of reverse repurchase agreements reported as Securities purchased under agreements to resell and securities borrowing transactions reported as Securities borrowed in the consolidated balance sheets, including those executed under Gensaki Repo agreements. Reverse repurchase agreements and securities borrowing transactions principally involve the buying of government and government agency securities from customers under agreements that also require Nomura to resell these securities to those customers, or borrowing these securities with cash collateral. Nomura monitors the value of the underlying securities on a daily basis to the related receivables, including accrued interest, and requests or returns additional collateral when appropriate. Reverse repurchase agreements are generally recognized in the consolidated balance sheets at the amount for which the securities were originally acquired with applicable accrued interest. Securities borrowing transactions are generally recognized in the consolidated balance sheets at the amount of cash collateral advanced. No allowance for credit losses is generally recognized against these transactions due to the strict collateralization requirements.

Loans receivable

The key types of loans receivable recognized by Nomura are loans at banks, short-term secured margin loans, inter-bank money market loans and corporate loans.

Loans at banks include both retail and commercial secured and unsecured loans extended by licensed banking entities within Nomura such as The Nomura Trust & Banking Co., Ltd. and Nomura Bank International plc. For both retail and commercial loans secured by real estate or securities, Nomura is exposed to the risk of a decline in the value of the underlying collateral. Loans at banks also include unsecured commercial loans provided to investment banking clients for relationship purposes. Nomura is exposed to risk of default of the counterparty, although these counterparties usually have high credit ratings. Where loans are secured by guarantees, Nomura is also exposed to the risk of default by the guarantor.

Short-term secured margin loans are loans provided to clients in connection with securities brokerage business. These loans provide funding for clients in order to purchase securities. Nomura requests initial margin in the form of acceptable collateral securities or deposits against these loans and holds the purchased securities as collateral through the life of the loans. If the value of the securities declines by more than specified amounts, Nomura can make additional margin calls in order to maintain a specified ratio of loan-to-value (“LTV”) ratio. For these reasons, the risk to Nomura of providing these loans is limited.

Inter-bank money market loans are loans to financial institutions in the inter-bank money market, where overnight and intra-day financings are traded through money market dealers. The risk to Nomura of making these loans is not significant as only qualified financial institutions can participate in these markets and these loans are usually overnight or short-term in nature.

Corporate loans are primarily commercial loans provided to corporate clients extended by non-licensed banking entities within Nomura. Corporate loans include loans secured by real estate or securities, as well as unsecured commercial loans provided to investment banking clients for relationship purposes. The risk to Nomura of making these loans is similar to those risks arising from commercial loans reported in loans at banks.

In addition to the loans above, Nomura has advances to affiliated companies which are loans provided to related parties of Nomura. As these loans are generally not secured, Nomura is exposed to the risk of default of the counterparty.

The following tables present a summary of loans receivable reported within Loans receivable or Investments in and advances to affiliated companies in the consolidated balance sheets by portfolio segment.

	Millions of yen
	March 31, 2016
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥364,976	¥—	¥364,976
Short-term secured margin loans	377,437	—	377,437
Inter-bank money market loans	9,751	—	9,751
Corporate loans	551,673	301,766	853,439

Total loans receivable	¥1,303,837	¥301,766	¥1,605,603

Advances to affiliated companies	300	—	300

Total	¥1,304,137	¥301,766	¥1,605,903

	Millions of yen
	December 31, 2016
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥376,613	¥—	¥376,613
Short-term secured margin loans	321,546	—	321,546
Inter-bank money market loans	1,043	—	1,043
Corporate loans	558,141	403,775	961,916

Total loans receivable	¥1,257,343	¥403,775	¥1,661,118

Advances to affiliated companies	1,300	—	1,300

Total	¥1,258,643	¥403,775	¥1,662,418

(1)	Includes loans receivable and loan commitments carried at fair value through election of the fair value option.

The amount of significant purchases of corporate loans during the nine months ended December 31, 2015, was ¥124,161 million. The amount of purchases of corporate loans during the three months ended December 31, 2015, was ¥75,021 million. There were no significant sales of loans receivable during the nine and three months ended December 31, 2015. During the same period, there were no significant reclassifications of loans receivable to trading assets.

There were no significant purchases nor sales of corporate loans during the nine and the three months ended December 31, 2016. During the same period, there were no significant reclassifications of loans receivable to trading assets.

Allowance for credit losses

Management establishes an allowance for credit losses against loans carried at amortized cost which reflects management’s best estimate of probable losses incurred. The allowance for credit losses against loans, which is reported in the consolidated balance sheets within Allowance for doubtful accounts, comprises two components:

•	A specific component for loans which have been individually evaluated for impairment; and

•	A general component for loans which, while not individually evaluated for impairment, have been collectively evaluated for impairment based on historical loss experience.

The specific component of the allowance reflects probable losses incurred within loans which have been individually evaluated for impairment. A loan is defined as being impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior credit loss experience, current economic conditions, the current financial situation of the borrower and the fair value of any underlying collateral. Loans that experience insignificant payment delays or insignificant payment shortfalls are not classified as impaired. Impairment is measured on a loan by loan basis by adjusting the carrying value of the loan to either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent.

The general component of the allowance is for loans not individually evaluated for impairment and includes judgment about collectability based on available information at the balance sheet date and the uncertainties inherent in those underlying assumptions. The allowance is based on historical loss experience adjusted for qualitative factors such as current economic conditions.

While management has based its estimate of the allowance for credit losses against loans on the best information available, future adjustments to the allowance may be necessary as a result of changes in the economic environment or variances between actual results and original assumptions.

Loans are charged-off when Nomura determines that the loans are uncollectible. This determination is based on factors such as the occurrence of significant changes in the borrower’s financial position such that the borrower can no longer pay the obligation or that the proceeds from collateral will not be sufficient to pay the loans.

The following tables present changes in the total allowance for credit losses for the nine and three months ended December 31, 2015 and 2016.

	Millions of yen
	Nine months ended December 31, 2015
	Allowance for credit losses against loans						Allowance for receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥739	¥142	¥—	¥79	¥1	¥961	¥2,293	¥3,254
Provision for losses	96	(14)	—	(71)	(1)	10	282	292
Charge-offs	—	—	—	—	—	—	—	—
Other(1)	—	—	—	0	—	0	(30)	(30)

Ending balance	¥835	¥128	¥—	¥8	¥0	¥971	¥2,545	¥3,516

	Millions of yen
	Nine months ended December 31, 2016
	Allowance for credit losses against loans						Allowance for receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥912	¥66	¥7	¥8	¥0	¥993	¥2,484	¥3,477
Provision for losses	72	5	(7)	47	—	117	27	144
Charge-offs	—	(30)	—	—	0	(30)	—	(30)
Other(1)	—	—	—	—	—	—	(65)	(65)

Ending balance	¥984	¥41	¥—	¥55	¥0	¥1,080	¥2,446	¥3,526

	Millions of yen
	Three months ended December 31, 2015
	Allowance for credit losses against loans						Allowance for receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥835	¥147	¥—	¥8	¥0	¥990	¥2,393	¥3,383
Provision for losses	—	(19)	—	—	0	(19)	156	137
Charge-offs	—	—	—	—	—	—	—	—
Other(1)	—	—	—	0	—	0	(4)	(4)

Ending balance	¥835	¥128	¥—	¥8	¥0	¥971	¥2,545	¥3,516

	Millions of yen
	Three months ended December 31, 2016
	Allowance for credit losses against loans						Allowance for receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥984	¥54	¥—	¥12	¥—	¥1,050	¥2,460	¥3,510
Provision for losses	—	—	—	37	—	37	26	63
Charge-offs	—	(13)	—	6	0	(7)	(23)	(30)
Other(1)	—	0	—	—	—	0	(17)	(17)

Ending balance	¥984	¥41	¥—	¥55	¥0	¥1,080	¥2,446	¥3,526

(1)	Includes the effect of foreign exchange movements.

The following tables present the allowance for credit losses against loans and loans by impairment methodology and type of loans as of March 31, 2016 and December 31, 2016.

	Millions of yen
	March 31, 2016
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥—	¥—	¥—	¥7	¥—	¥7
Evaluated collectively	912	66	7	1	0	986

Total allowance for credit losses	¥912	¥66	¥7	¥8	¥0	¥993

Loans by impairment methodology
Evaluated individually	¥4,513	¥139,183	¥1,371	¥543,050	¥—	¥688,117
Evaluated collectively	360,463	238,254	8,380	8,623	300	616,020

Total loans	¥364,976	¥377,437	¥9,751	¥551,673	¥300	¥1,304,137

	Millions of yen
	December 31, 2016
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥1	¥—	¥—	¥8	¥—	¥9
Evaluated collectively	983	41	—	47	0	1,071

Total allowance for credit losses	¥984	¥41	¥—	¥55	¥0	¥1,080

Loans by impairment methodology
Evaluated individually	¥4,695	¥162,669	¥1,043	¥542,828	¥—	¥711,235
Evaluated collectively	371,918	158,877	—	15,313	1,300	547,408

Total loans	¥376,613	¥321,546	¥1,043	¥558,141	¥1,300	¥1,258,643

Nonaccrual and past due loans

Loans which are individually evaluated as impaired are assessed for nonaccrual status in accordance with Nomura’s policy. When it is determined to suspend interest accrual as a result of an assessment, any accrued but unpaid interest is reversed. Loans are generally only returned to an accrual status if the loan is brought contractually current, i.e., all overdue principal and interest amounts are paid. In limited circumstances, a loan which has not been brought contractually current will also be returned to an accrual status if all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period of time or there has been a sustained period of repayment performance by the borrower.

As of March 31, 2016, the amount of loans which were on a nonaccrual status was not significant. The amount of loans which were 90 days past due was not significant.

As of December 31, 2016, the amount of loans which were on a nonaccrual status was ¥8,716 million. The amount of loans which were 90 days past due was not significant.

Once a loan is impaired and placed on a nonaccrual status, interest income is subsequently recognized using the cash basis method.

Loan impairment and troubled debt restructurings

In the ordinary course of business, Nomura may choose to recognize impairment and also restructure a loan classified as held for investment either because of financial difficulties of the borrower, or simply as a result of market conditions or relationship reasons. A troubled debt restructuring (“TDR”) occurs when Nomura (as lender) for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that Nomura would not otherwise consider.

Any loan being restructured under a TDR will generally already be identified as impaired with an applicable allowance for credit losses recognized. If not (for example if the loan is collectively assessed for impairment with other loans), the restructuring of the loan under a TDR will immediately result in the loan as being classified as impaired. An impairment loss for a loan restructuring under a TDR which only involves modification of the loan’s terms (rather than receipt of assets in full or partial settlement) is calculated in the same way as any other impaired loan. Assets received in full or partial satisfaction of a loan in a TDR are recognized at fair value.

As of March 31, 2016, the amount of loans which were classified as impaired but against which no allowance for credit losses had been recognized was not significant. For impaired loans with a related allowance, the amount of recorded investment, the total unpaid principal balance and the related allowance was not significant.

As of December 31, 2016, the amount of loans which were classified as impaired but against which no allowance for credit losses had been recognized was ¥8,707 million. For impaired loans with a related allowance, the amount of recorded investment, the total unpaid principal balance and the related allowance was not significant.

The amounts of TDRs which occurred during the nine and three months ended December 31, 2015 and 2016 were not significant.

Credit quality indicators

Nomura is exposed to credit risks deriving from a decline in the value of loans or a default caused by deterioration of creditworthiness or bankruptcy of the obligor. Nomura’s risk management framework for such credit risks is based on a risk assessment through an internal rating process, in depth pre-financing credit analysis of each individual loan and continuous post-financing monitoring of obligor’s creditworthiness.

The following tables present an analysis of each class of loans not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries as of March 31, 2016 and December 31, 2016.

	Millions of yen
	March 31, 2016
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥125,371	¥75,853	¥0	¥39,281	¥240,505
Unsecured loans at banks	122,411	2,059	1	—	124,471
Short-term secured margin loans	—	—	—	377,437	377,437
Secured inter-bank money market loans	—	—	—	—	—
Unsecured inter-bank money market loans	9,751	—	—	—	9,751
Secured corporate loans	268,206	264,323	3,974	4,119	540,622
Unsecured corporate loans	2,957	1,123	—	6,971	11,051
Advances to affiliated companies	300	—	—	—	300

Total	¥528,996	¥343,358	¥3,975	¥427,808	¥1,304,137

	Millions of yen
	December 31, 2016
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥113,906	¥87,314	¥—	¥33,773	¥234,993
Unsecured loans at banks	139,539	2,080	1	—	141,620
Short-term secured margin loans	—	—	—	321,546	321,546
Secured inter-bank money market loans	—	—	—	—	—
Unsecured inter-bank money market loans	1,043	—	—	—	1,043
Secured corporate loans	266,241	272,785	—	4,070	543,096
Unsecured corporate loans	1,469	699	—	12,877	15,045
Advances to affiliated companies	1,300	—	—	—	1,300

Total	¥523,498	¥362,878	¥1	¥372,266	¥1,258,643

(1)	Relate to collateralized exposures where a specified ratio of LTV is maintained.

The following table presents a definition of each of the internal ratings used in the Nomura Group.

Rating Range	Definition
AAA	Highest credit quality. An obligor or facility has extremely strong capacity to meet its financial commitments. ‘AAA’ is the highest credit rating assigned by Nomura. Extremely low probability of default.

AA	Very high credit quality category. An obligor or facility has very strong capacity to meet its financial commitments. Very low probability of default but above that of ‘AAA’.

A	High credit quality category. An obligor or facility has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than those in higher-rated categories. Low probability of default but higher than that of ‘AA range’.

BBB	Good credit quality category. An obligor or facility has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to meet its financial commitments. Medium probability of default but higher than that of ‘A range’.

BB	Speculative credit quality category. An obligor or facility is less vulnerable in the near term than other lower-ratings.
However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions which could lead to the inadequate capacity to meet its financial commitments. Medium to high probability of default but higher than that of ‘BBB range’.

B	Highly speculative credit quality category. An obligor or facility is more vulnerable than those rated ‘BB range’, but the obligor currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the issuer’s or obligor’s capacity or willingness to meet its financial commitments. High probability of default—more than that of ‘BB range.’

CCC	Substantial credit risk. An obligor or facility is currently vulnerable, and is dependent upon favorable business, financial, and economic conditions to meet its financial commitments. Strong probability of default—more than that of ‘B range’.

CC	An obligor or facility is currently highly vulnerable to nonpayment (default category).

C	An obligor or facility is currently extremely vulnerable to nonpayment (default category).

D	Failure of an obligor to make payments in full and on time of any financial obligations, markedly disadvantageous modification to a contractual term compared with the existing obligation, bankruptcy filings, administration, receivership, liquidation or other winding-up or cessation of business of an obligor or other similar situations.

Nomura reviews internal ratings at least once a year by using available credit information of obligors including financial statements and other information. Internal ratings are also reviewed more frequently for high-risk obligors or problematic exposures and any significant credit event of obligors will trigger an immediate credit review process.

8. Leases:

Nomura as lessor

Nomura leases office buildings and aircraft in Japan and overseas. These leases are classified as operating leases and the related assets are stated at cost, net of accumulated depreciation, except for land, which is stated at cost in the consolidated balance sheets and reported within Other assets—Office buildings, land, equipment and facilities.

The following table presents the types of assets which Nomura leases under operating leases:

	Millions of yen
	March 31, 2016			December 31, 2016
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
Real estate(1)	¥3,093	¥(1,502)	¥1,591	¥3,091	¥(1,573)	¥1,518
Aircraft	4,655	(1,177)	3,478	—	—	—

Total	¥7,748	¥(2,679)	¥5,069	¥3,091	¥(1,573)	¥1,518

(1)	Cost, accumulated depreciation and net carrying amounts include amounts relating to real estate utilized by Nomura.

Nomura recognized rental income of ¥1,096 million and ¥794 million for the nine and three months ended December 31, 2015, respectively, and ¥538 million and ¥198 million for the nine and three months ended December 31, 2016, respectively. These are included in the consolidated statements of income within Revenue—Other.

The future minimum lease payments to be received on non-cancellable operating leases as of December 31, 2016 were ¥1,882 million and these future minimum lease payments to be received are scheduled as below:

	Millions of yen
	Total	Years of receipt
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments to be received	¥1,882	¥157	¥153	¥153	¥153	¥153	¥1,113

Nomura as lessee

Nomura leases its office spaces, certain employees’ residential facilities and other facilities in Japan and overseas primarily under cancellable operating lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities in Japan and overseas under non-cancellable operating lease agreements. Rental expenses, net of sublease rental income, for the nine and three months ended December 31, 2015 were ¥36,880 million and ¥12,401 million, respectively, and for the nine and three months ended December 31, 2016 were ¥29,242 million and ¥6,172 million, respectively.

The following table presents future minimum lease payments under non-cancellable operating leases with remaining terms exceeding one year as of December 31, 2016:

Millions of yen
December 31, 2016
Total minimum lease payments	¥136,838
Less: Sublease rental income	(14,238)

Net minimum lease payments	¥122,600

The future minimum lease payments above are scheduled as below as of December 31, 2016:

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥136,838	¥16,142	¥16,687	¥12,887	¥11,100	¥9,180	¥70,842

Nomura leases certain equipment and facilities in Japan and overseas under capital lease agreements. If the lease is classified as a capital lease, Nomura recognizes it at the lower of the fair value or present value of minimum lease payments, which is reported within Other Assets—Office buildings, land, equipment and facilities in the consolidated balance sheets. The amount of capital lease assets as of March 31, 2016 and December 31, 2016 were ¥31,030 million and ¥27,823 million, respectively and accumulated depreciations on such capital lease assets as of March 31, 2016 and December 31, 2016 were ¥6,785 million and ¥7,112 million, respectively.

The following table presents future minimum lease payments under capital leases as of December 31, 2016:

Millions of yen
December 31, 2016
Total minimum lease payments	¥48,247
Less: Amount representing interest	(27,688)

Present value of net minimum lease payments	¥20,559

The future minimum lease payments above are scheduled as below as of December 31, 2016:

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥48,247	¥3,614	¥3,429	¥3,628	¥3,741	¥3,740	¥30,095

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utilities and tax increases.

9. Other assets—Other / Other liabilities:

The following table sets forth Other assets—Other and Other liabilities in the consolidated balance sheets by type.

	Millions of yen
	March 31, 2016	December 31, 2016
Other assets—Other:
Securities received as collateral	¥318,112	¥429,153
Goodwill and other intangible assets	110,532	110,076
Deferred tax assets	36,130	21,284
Investments in equity securities for other than operating purposes	130,357	253,240
Prepaid expenses	30,997	10,065
Other	348,383	408,590

Total	¥974,511	¥1,232,408

Other liabilities:
Obligation to return securities received as collateral	¥318,112	¥429,153
Accrued income taxes	32,947	23,865
Other accrued expenses and provisions	389,338	377,897
Other(1)	460,250	453,020

Total	¥1,200,647	¥1,283,935

(1)	Includes the liabilities relating to the investment contracts which were underwritten by the insurance subsidiary. The amounts of carrying values were ¥242,496 million and ¥227,118 million and estimated fair values were ¥244,246 million and ¥228,387 million, as of March 31, 2016 and December 31, 2016, respectively. Fair value is estimated by discounting future cash flows and using valuation inputs which would be generally classified in Level 3 of the fair value hierarchy.

10. Earnings per share:

A reconciliation of the amounts and the numbers used in the calculation of net income attributable to NHI shareholders per share (basic and diluted) is as follows:

	Millions of yen except per share data presented in yen
	Nine months ended December 31
	2015	2016
Basic—
Net income attributable to NHI shareholders	¥150,703	¥178,351
Weighted average number of shares outstanding	3,598,664,288	3,571,089,578
Net income attributable to NHI shareholders per share	¥41.88	¥49.94

Diluted—
Net income attributable to NHI shareholders	¥150,651	¥178,261
Weighted average number of shares outstanding	3,688,002,828	3,655,568,834
Net income attributable to NHI shareholders per share	¥40.85	¥48.76

	Millions of yen except per share data presented in yen
	Three months ended December 31
	2015	2016
Basic—
Net income attributable to NHI shareholders	¥35,402	¥70,346
Weighted average number of shares outstanding	3,601,905,597	3,537,030,698
Net income attributable to NHI shareholders per share	¥9.83	¥19.89

Diluted—
Net income attributable to NHI shareholders	¥35,393	¥70,309
Weighted average number of shares outstanding	3,681,909,821	3,617,397,405
Net income attributable to NHI shareholders per share	¥9.61	¥19.44

Net income attributable to NHI shareholders is adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the nine and the three months ended December 31, 2015 and 2016, arising from options to purchase common shares issued by subsidiaries and affiliates.

The weighted average number of shares used in the calculation of diluted earnings per share (“EPS”) reflects the increase in potential issuance of common shares arising from stock-based compensation plans issued by the Company, which would have minimal impact on EPS for the nine and the three months ended December 31, 2015 and 2016.

Antidilutive stock options to purchase 10,039,800 common shares were not included in the computation of diluted EPS for the nine and the three months ended December 31, 2015, respectively. Antidilutive stock options to purchase 10,492,300 common shares were not included in the computation of diluted EPS for the nine and the three months ended December 31, 2016, respectively.

11. Employee benefit plans:

Nomura provides various pension plans and other post-employment benefits which cover certain employees worldwide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society.

Net periodic benefit cost

The net periodic benefit cost of the defined benefit plans of Japanese entities’ includes the following components.

	Millions of yen
	Nine months ended December 31
	2015	2016
Service cost	¥6,266	¥6,725
Interest cost	1,569	1,083
Expected return on plan assets	(4,548)	(4,503)
Amortization of net actuarial losses	1,103	2,136
Amortization of prior service cost	(861)	(861)

Net periodic benefit cost	¥3,529	¥4,580

	Millions of yen
	Three months ended December 31
	2015	2016
Service cost	¥2,146	¥2,266
Interest cost	523	361
Expected return on plan assets	(1,516)	(1,501)
Amortization of net actuarial losses	364	712
Amortization of prior service cost	(287)	(287)

Net periodic benefit cost	¥1,230	¥1,551

Nomura also recognized net periodic benefit cost of plans other than Japanese entities’ plans, which are not significant.

12. Income taxes:

Our effective statutory tax rates were 33% for the nine and three months ended December 31, 2015 and 31% for the nine and three months ended December 31, 2016, respectively. Due to the revisions of domestic tax laws during the fourth quarter ended March 31, 2015 and March 31, 2016, our effective statutory tax rates are 33% for the fiscal years beginning between April 1, 2015 and March 31, 2016, and 31% thereafter.

For the nine months ended December 31, 2015, the difference between the effective statutory tax rate of 33% and the effective tax rate of 13.5% was mainly due to tax benefit recognized on the devaluation of investment in subsidiaries and affiliates, whereas an increase in valuation allowance of subsidiaries increased the effective tax rate.

For the three months ended December 31, 2015, the difference between the effective statutory tax rate of 33% and the effective tax rate of 31.1% was mainly due to non-taxable revenue, whereas non-deductible expenses increased the effective tax rate.

For the nine months ended December 31, 2016, the difference between the effective statutory tax rate of 31% and the effective tax rate of 25.3% was mainly due to decrease in valuation allowance of foreign subsidiaries, whereas non-deductible expenses increased the effective tax rate.

For the three months ended December 31, 2016, the difference between the effective statutory tax rate of 31% and the effective tax rate of 26.3% was mainly due to decrease in valuation allowance of foreign subsidiaries, whereas effect of changes in domestic tax laws increased the effective tax rate.

On November 18, 2016, the “Act to partially amend the Act for partial amendment of the Local Tax Act and Local Allocation Tax Act and for the Drastic Reform of the Taxation System for Ensuring Stable Financial Resources for Social Security” (Act No.86 of 2016) was enacted. Under this Act, the timing of implementation for the tax reform which had been scheduled at the fiscal year beginning on or after April 1, 2017, was postponed to the fiscal year beginning on or after October 1, 2019.

Though the domestic statutory tax rates to calculate deferred tax assets and liabilities will not change, due to reclassification between national tax and local tax, net deferred tax liabilities increased by 3,366 million yen and income tax expenses increased by the same amount.

13. Other comprehensive income (loss):

The following tables present changes in Accumulated other comprehensive income for the nine months period ended December 31, 2015 and 2016.

	Millions of yen
	Nine months ended December 31, 2015
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)(1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥133,371	¥(18,851)	¥(708)	¥(19,559)	¥113,812
Pension liability adjustment	(15,404)	(202)	130	(72)	(15,476)
Net unrealized gain on non-trading securities	25,772	1,184	(1,540)	(356)	25,416

Total	¥143,739	¥(17,869)	¥(2,118)	¥(19,987)	¥123,752

(1)	Reclassifications out of accumulated other comprehensive income (loss) were not significant.

	Millions of yen
	Nine months ended December 31, 2016
	Balance at beginning of year	Cumulative effect of change in accounting principle	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)(1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥53,418	¥—	¥28,954	¥(2,581)	¥26,373	¥79,791
Pension liability adjustment	(33,325)	—	(104)	967	863	(32,462)
Net unrealized gain on non-trading securities	24,887	—	(3,452)	(367)	(3,819)	21,068
Own credit adjustments	—	19,294	(11,291)	(554)	7,449	7,449

Total	¥44,980	¥19,294	¥14,107	¥(2,535)	¥30,866	¥75,846

(1)	Reclassifications out of accumulated other comprehensive income (loss) were not significant.

The following tables present changes in Accumulated other comprehensive income for the three months period ended December 31, 2015 and 2016.

	Millions of yen
	Three months ended December 31, 2015
	Balance at beginning of period	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)(1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥112,725	¥1,537	¥(450)	¥1,087	¥113,812
Pension liability adjustment	(15,605)	86	43	129	(15,476)
Net unrealized gain on non-trading securities	23,554	2,178	(316)	1,862	25,416

Total	¥120,674	¥3,801	¥(723)	¥3,078	¥123,752

(1)	Reclassifications out of accumulated other comprehensive income (loss) were not significant.

	Millions of yen
	Three months ended December 31, 2016
	Balance at beginning of period	Cumulative effect of change in accounting principle	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)(1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥(35,728)	¥—	¥116,495	¥(976)	¥115,519	¥79,791
Pension liability adjustment	(33,314)	—	530	322	852	(32,462)
Net unrealized gain on non-trading securities	19,538	—	1,674	(144)	1,530	21,068
Own credit adjustments	3,121	—	4,417	(89)	4,328	7,449

Total	¥(46,383)	¥—	¥123,116	¥(887)	¥122,229	¥75,846

(1)	Reclassifications out of accumulated other comprehensive income (loss) were not significant.

14. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with clients under which Nomura commits to underwrite securities that may be issued by clients. The outstanding commitments under these agreements are included below in commitments to extend credit.

Nomura has commitments to invest in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included below in commitments to invest.

The following table presents a summary of the key types of outstanding commitments provided by Nomura.

	Millions of yen
	March 31, 2016	December 31, 2016
Commitments to extend credit	¥782,525	¥1,247,997
Commitments to invest	136,204	16,731

As of December 31, 2016, these commitments had the following maturities:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥1,247,997	¥403,627	¥180,339	¥183,606	¥480,425
Commitments to invest	16,731	490	89	942	15,210

The contractual amounts of these commitments to extend credit represent the amounts at risk but only if the contracts are fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the clients’ creditworthiness and the value of collateral held. Nomura evaluates each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on credit evaluation of the counterparty.

Contingencies—

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fines, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws.

The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with ASC 450 “Contingencies” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable.

The most significant actions and proceedings against Nomura are summarized below. The Company believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated statements of income or cash flows in a particular quarter or annual period.

For certain of the significant actions and proceedings described below, the Company is currently able to estimate the amount of reasonably possible loss, or range of reasonably possible losses, in excess of amounts recognized as a liability (if any) against such cases. These estimates are based on current information available as of the date of these consolidated financial statements and include, but are not limited to, the specific amount of damages or claims against Nomura in each case. As of February 14, 2017, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥52 billion.

For certain other significant actions and proceedings, the Company is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; and/or (vi) there are novel or unsettled legal theories underlying the claims.

In January 2008, Nomura International plc (“NIP”) was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (“Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but also seeks reimbursement of approximately EUR 33.8 million, plus interest, already refunded. NIP continues vigorously to challenge the Pescara Tax Court’s decisions in favor of the local tax authorities.

In October 2010 and June 2012, two actions were brought against NIP, seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) (“BLMIS”). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the U.S. Bankruptcy Court, where it is presently pending. The second suit was brought by the Trustee for the liquidation of BLMIS (“Madoff Trustee”). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the U.S. Bankruptcy Court. In November 2016, the U.S. Bankruptcy Court granted a motion to dismiss the Madoff Trustee’s claim. The decision is subject to an appeal to the Second Circuit Court of Appeals. Both actions seek to recover approximately $35 million.

In April 2011, the Federal Home Loan Bank of Boston (“FHLB-Boston”) commenced proceedings in the Superior Court of Massachusetts against numerous issuers, sponsors and underwriters of residential mortgage-backed securities (“RMBS”), and their controlling persons, including Nomura Asset Acceptance Corporation (“NAAC”), Nomura Credit & Capital, Inc. (“NCCI”), Nomura Securities International, Inc. (“NSI”) and Nomura Holding America Inc. (“NHA”). The action alleges that FHLB-Boston purchased RMBS issued by NAAC for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHLB-Boston seeks rescission of its purchases or compensatory damages pursuant to state law. FHLB-Boston alleges that it purchased certificates in four offerings issued by NAAC in the original principal amount of approximately $406 million. The case is currently in the discovery phase.

In July 2011, the National Credit Union Administration Board (“NCUA”) commenced proceedings in the United States District Court for the Central District of California as liquidating agent of Western Corporate Federal Credit Union (“WesCorp”) against various issuers, sponsors and underwriters of RMBS purchased by WesCorp. The complaint alleged that WesCorp purchased RMBS issued by NAAC and Nomura Home Equity Loan Inc. (“NHEL”), among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleged that WesCorp purchased certificates in two offerings in the original principal amount of approximately $83 million and sought rescission of its purchases or compensatory damages. On October 28, 2016, the parties entered into a confidential settlement and the action has been dismissed with prejudice.

In September 2011, the Federal Housing Finance Agency (“FHFA”), as conservator for the government sponsored enterprises, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (“GSEs”), commenced proceedings in the United States District Court for the Southern District of New York against numerous issuers, sponsors and underwriters of RMBS, and their controlling persons, including NAAC, NHEL, NCCI, NSI and NHA (the Company’s U.S. subsidiaries). The action alleged that the GSEs purchased RMBS issued by NAAC and NHEL for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHFA alleged that the GSEs purchased certificates in seven offerings in the original principal amount of approximately $2,046 million and sought rescission of its purchases. The case was tried before the Court beginning March 16, 2015 and closing arguments were completed on April 9, 2015. On May 15, 2015, the Court issued a judgment and ordered the defendants to pay $806 million to GSEs upon GSEs’ delivery of the certificates at issue to the defendants. The Company’s U.S. subsidiaries have appealed the decision to the United States Court of Appeals for the Second Circuit. Subject to the outcome of the appeal, the defendants agreed to a consent judgment for costs and attorneys’ fees recoverable under the blue sky statutes at issue in the maximum amount of $33 million.

In October 2011, the NCUA commenced proceedings in the United States District Court for the District of Kansas as liquidating agent of U.S. Central Federal Credit Union (“U.S. Central”) against various issuers, sponsors and underwriters of RMBS purchased by U.S. Central, including NHEL. The complaint alleged that U.S. Central purchased RMBS issued by NHEL, among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleged that U.S. Central purchased a certificate in one offering in the original principal amount of approximately $50 million and sought rescission of its purchase or compensatory damages. On October 28, 2016, the parties entered into a confidential settlement and the action has been dismissed with prejudice.

In November 2011, NIP was served with a claim filed by the Madoff Trustee appointed for the liquidation of BLMIS in the United States Bankruptcy Court Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from the BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. In November 2016, the U.S. Bankruptcy Court granted a motion to dismiss the Madoff Trustee’s claim. The decision is subject to an appeal to the Second Circuit Court of Appeals. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $21 million.

In March 2013, Banca Monte dei Paschi di Siena SpA (“MPS”) issued a claim in the Italian Courts against (1) two former directors of MPS and (2) NIP. MPS alleged that the former directors improperly caused MPS to enter into certain structured financial transactions with NIP in 2009 (“Transactions”) and that NIP acted fraudulently and was jointly liable for the unlawful conduct of MPS’s former directors. MPS claimed damages of not less than EUR 1.142 billion.

In March 2013, NIP commenced a claim against MPS in the English Courts. The claim was for declaratory relief confirming that the Transactions remained valid and contractually binding. MPS filed and served its Defence and Counterclaim to these proceedings in March 2014. MPS alleged in its Counterclaim that NIP was liable to make restitution of a net amount of approximately EUR 1.5 billion, and sought declarations regarding the illegality and invalidity of the Transactions.

On September 23, 2015, NIP entered into a settlement agreement with MPS to terminate the Transactions. NIP believes that the Transactions were conducted legally and appropriately, and does not accept the allegations made against it or admit any wrongdoing. Taking into account the views of relevant European financial authorities and the advice provided by external experts, NIP considered it to be in its best interests to reach a settlement in relation to this matter. As part of the agreement, the Transactions were unwound at a discount of EUR 440 million in favour of MPS and the civil proceedings between MPS and NIP in Italy and England, respectively, will no longer be pursued. Pursuant to the settlement agreement MPS and NIP applied to the Italian Courts to discontinue the proceedings brought by MPS against NIP. In December 2015, the Italian Courts ordered the discontinuance of all claims against NIP except a claim brought by a former director of MPS. The financial impact of the settlement on the Company’s consolidated results for the fiscal year ended March 31, 2016 was a loss of approximately ¥34.0 billion and was included in Net gain on trading in the consolidated statement of income for the nine months ended December 31, 2015.

In July 2013, a claim was also issued against the same former directors of MPS, and NIP, by the shareholder group Fondazione Monte dei Paschi di Siena (“FMPS”). The grounds of the FMPS claim are similar to those on which the MPS claim was founded. The level of damages sought by FMPS is not less than EUR 315.2 million. NIP filed and served Defences to both the MPS and the FMPS claims.

In April 2013, an investigation was commenced by the Public Prosecutor’s office in Siena, Italy, into various allegations against MPS and certain of its former directors, including in relation to the Transactions. The investigation was subsequently transferred to the Public Prosecutor of Milan. On April 3, 2015, the Public Prosecutor’s office in Milan issued a notice concluding its preliminary investigation. The Public Prosecutor was seeking to indict MPS, three individuals from MPS’s former management, NIP and two NIP individuals for, among others, the offences of false accounting and market manipulation in relation to MPS’s previous accounts. The preliminary hearing at which the court considered whether or not to grant the indictment concluded on October 1, 2016, the Judge ordering the trial of all individuals and banks involved except for MPS (which entered into a plea bargaining agreement with the Public Prosecutor). The trial has now commenced.

NIP will continue to vigorously defend its position in the ongoing proceedings.

In January 2016, the Municipality of Civitavecchia in Italy (“Municipality”) commenced civil proceedings against NIP in the local courts in Civitavecchia. The Municipality’s claim relates to derivatives transactions entered into by the Municipality between 2003 and 2005. The Municipality alleges that NIP failed to comply with its duties under an advisory agreement and seeks to recover approximately EUR 35 million in damages. NIP intends to vigorously contest the proceedings.

On June 15, 2016, Nomura International (Hong Kong) Limited (“NIHK”) was served with a complaint filed in the Taipei District Court by Cathay United Bank, Co., Ltd., Taiwan Cooperative Bank Ltd., Chang Hwa Commercial Bank Ltd., Taiwan Business Bank Ltd., KGI Bank and Hwatai Bank Ltd. (collectively, “Syndicate Banks”) against NIHK and its affiliated entity. The Syndicate Banks’ complaint relates to a $60 million syndicated term loan to a subsidiary of Ultrasonic AG that was arranged by NIHK. The Syndicate Banks’ allegations in the complaint include allegations that NIHK failed to comply with its fiduciary duties to the lenders as the arranger of the loan and the Syndicate Banks seek to recover approximately $48 million in damages. NIHK intends to vigorously contest the proceedings.

Nomura Securities Co., Ltd. (“NSC”) is the leading securities firm in Japan with approximately 5.38 million client accounts. Accordingly, with a significant number of client transactions, NSC is from time to time party to various Japanese civil litigation and other dispute resolution proceedings with clients relating to investment losses. These include an action commenced against NSC in April 2012 by a corporate client seeking ¥5,102 million in damages for losses on the pre-maturity cash out of 16 series of currency-linked structured notes purchased from NSC between 2003 and 2008, an action commenced in April 2013 by a corporate client seeking ¥10,247 million in damages for losses on currency derivative transactions and the pre-maturity cash out or redemption of 11 series of equity-linked structured notes purchased from NSC between 2005 and 2011, and an action commenced in October 2014 by a corporate client seeking ¥2,143 million in damages for losses on currency derivative transactions conducted between 2006 and 2012. Although the allegations of the clients involved in such actions include the allegation that NSC’s explanation was insufficient at the time the contracts were entered into, NSC believes these allegations are without merit.

The Company supports the position of its subsidiaries in each of these claims.

The United States Department of Justice, led by the United States Attorney’s Office for the Eastern District of New York, informed NHA; NAAC; NCCI; NHEL; NSI; Nomura America Mortgage Finance, LLC; and Nomura Asset Capital Corporation; (collectively, “the Company’s U.S. subsidiaries”) that it was investigating possible civil claims against the Company’s U.S. subsidiaries under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 related to RMBS the Company’s U.S. subsidiaries sponsored, issued, underwrote, managed, or offered during 2006 and 2007. The Company’s U.S. subsidiaries are cooperating fully in response to the investigation.

Other mortgage-related contingencies in the U.S.

Certain of the Company’s subsidiaries in the U.S. securitized residential mortgage loans in the form of RMBS. These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (“originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.

The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties. The representations included, but were not limited to, information concerning the borrower’s credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator’s guidelines, and the fact that the loan was originated in compliance with applicable laws. Certain of the RMBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers.

The relevant subsidiaries have received claims demanding the repurchase of certain loans from trustees of various securitization trusts, made at the instance of one or more investors, or from certificate insurers. The total original principal amount of loans for which repurchase claims were received by the relevant subsidiaries within six years of each securitization is $3,203 million. The relevant subsidiaries summarily rejected any demand for repurchase received after the expiration of the statute of limitations applicable to breach of representation claims. For those claims received within six years, the relevant subsidiaries reviewed each claim received, and rejected those claims believed to be without merit or agreed to repurchase certain loans for those claims that the relevant subsidiaries determined to have merit. In several instances, following the rejection of repurchase demands, investors instituted actions through the trustee alleging breach of contract. The breach of contract claims that were brought within the six-year statute of limitations for breach of contract actions have survived motions to dismiss and are at early stages. These claims involve substantial legal, as well as factual, uncertainty and the Company cannot provide an estimate of reasonably possible loss at this time, in excess of the existing reserve.

Guarantees—

ASC 460 “Guarantees” specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation at inception.

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee, namely derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by a guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed below information about derivative contracts that could meet the accounting definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheets. Nomura believes the notional amounts generally overstate its risk exposure. Since the derivative contracts are accounted for at fair value, carrying value is considered the best indication of payment and performance risk for individual contracts.

The following table presents information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees.

	Millions of yen
	March 31, 2016		December 31, 2016
	Carrying value	Maximum potential payout/ Notional total	Carrying value	Maximum potential payout/ Notional total
Derivative contracts(1)(2)	¥5,710,433	¥204,781,587	¥5,279,076	¥216,817,840
Standby letters of credit and other guarantees(3)	242	8,422	589	8,736

(1)	Credit derivatives are disclosed in Note 3. “Derivative instruments and hedging activities” and are excluded from derivative contracts.
(2)	Derivative contracts primarily consist of equity, interest rate and foreign exchange contracts.
(3)	The amounts of collaterals held in connection with standby letters of credit and other guarantees are ¥6,115 million and ¥6,131 million as of March 31, 2016 and December 31, 2016, respectively.

The following table presents maturity information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees as of December 31, 2016.

	Millions of yen
		Maximum potential payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥5,279,076	¥216,817,840	¥74,910,257	¥60,100,168	¥22,703,447	¥59,103,968
Standby letters of credit and other guarantees	589	8,736	13	5	368	8,350

15. Segment and geographic information:

Operating segments—

Nomura’s operating management and management reporting are prepared based on the Retail, the Asset Management, and the Wholesale segments. Nomura structures its business segments based upon the nature of its main products and services, its client base and its management structure.

The accounting policies for segment information follow U.S. GAAP, except for the impact of unrealized gains/losses on investments in equity securities held for operating purposes, which under U.S. GAAP are included in Income (loss) before income taxes, but excluded from segment information.

Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “Other”, based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following tables. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management.

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Nine months ended December 31, 2015
Non-interest revenue	¥346,239	¥70,651	¥478,703	¥129,342	¥1,024,935
Net interest revenue	4,388	4,447	105,369	(26,429)	87,775

Net revenue	350,627	75,098	584,072	102,913	1,112,710
Non-interest expenses	235,153	44,210	545,833	112,843	938,039

Income (loss) before income taxes	¥115,474	¥30,888	¥38,239	¥(9,930)	¥174,671

Nine months ended December 31, 2016
Non-interest revenue	¥267,662	¥65,990	¥459,148	¥153,356	¥946,156
Net interest revenue	3,595	10,128	108,932	(24,143)	98,512

Net revenue	271,257	76,118	568,080	129,213	1,044,668
Non-interest expenses	222,233	42,458	434,757	114,185	813,633

Income (loss) before income taxes	¥49,024	¥33,660	¥133,323	¥15,028	¥231,035

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Three months ended December 31, 2015
Non-interest revenue	¥102,730	¥23,379	¥155,961	¥39,798	¥321,868
Net interest revenue	1,550	1,948	30,016	(5,209)	28,305

Net revenue	104,280	25,327	185,977	34,589	350,173
Non-interest expenses	76,450	14,597	176,038	36,207	303,292

Income (loss) before income taxes	¥27,830	¥10,730	¥9,939	¥(1,618)	¥46,881

Three months ended December 31, 2016
Non-interest revenue	¥100,005	¥19,859	¥159,085	¥35,132	¥314,081
Net interest revenue	1,337	9,048	38,200	(6,441)	42,144

Net revenue	101,342	28,907	197,285	28,691	356,225
Non-interest expenses	75,393	14,919	149,871	32,514	272,697

Income (loss) before income taxes	¥25,949	¥13,988	¥47,414	¥(3,823)	¥83,528

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of Income (loss) before income taxes in “Other.”

	Millions of yen
	Nine months ended December 31
	2015	2016
Net gain (loss) related to economic hedging transactions	¥(2,128)	¥(8,093)
Realized gain on investments in equity securities held for operating purposes	169	1,101
Equity in earnings of affiliates	27,669	22,963
Corporate items	(47,096)	(10,341)
Other(1)	11,456	9,398

Total	¥(9,930)	¥15,028

	Millions of yen
	Three months ended December 31
	2015	2016
Net gain related to economic hedging transactions	¥(627)	¥(15,948)
Realized gain on investments in equity securities held for operating purposes	(36)	445
Equity in earnings of affiliates	4,784	10,960
Corporate items	(3,171)	(769)
Other(1)	(2,568)	1,489

Total	¥(1,618)	¥(3,823)

(1)	Includes the impact of Nomura’s own creditworthiness.

The table below presents reconciliations of the combined business segments’ results included in the preceding table to Nomura’s reported Net revenue, Non-interest expenses and Income before income taxes in the consolidated statements of income.

	Millions of yen
	Nine months ended December 31
	2015	2016
Net revenue	¥1,112,710	¥1,044,668
Unrealized gain (loss) on investments in equity securities held for operating purposes	2,825	9,452

Consolidated net revenue	¥1,115,535	¥1,054,120

Non-interest expenses	¥938,039	¥813,633
Unrealized gain on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥938,039	¥813,633

Income before income taxes	¥174,671	¥231,035
Unrealized gain (loss) on investments in equity securities held for operating purposes	2,825	9,452

Consolidated income before income taxes	¥177,496	¥240,487

	Millions of yen
	Three months ended December 31
	2015	2016
Net revenue	¥350,173	¥356,225
Unrealized gain (loss) on investments in equity securities held for operating purposes	4,726	12,420

Consolidated net revenue	¥354,899	¥368,645

Non-interest expenses	¥303,292	¥272,697
Unrealized gain on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥303,292	¥272,697

Income before income taxes	¥46,881	¥83,528
Unrealized gain (loss) on investments in equity securities held for operating purposes	4,726	12,420

Consolidated income before income taxes	¥51,607	¥95,948

Geographic information—

Nomura’s identifiable assets, revenues and expenses are generally allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding global nature of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The table below presents a geographic allocation of Net revenue and Income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the U.S. and the U.K., respectively. Net revenue and Long-lived assets have been allocated based on transactions with external customers while Income (loss) before income taxes have been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Nine months ended December 31
	2015	2016
Net revenue(1):
Americas	¥159,145	¥202,782
Europe	101,243	111,862
Asia and Oceania	62,616	52,541

Subtotal	323,004	367,185
Japan	792,531	686,935

Consolidated	¥1,115,535	¥1,054,120

Income (loss) before income taxes:
Americas	¥(34,408)	¥39,608
Europe	(50,591)	5,562
Asia and Oceania	22,009	26,245

Subtotal	(62,990)	71,415
Japan	240,486	169,072

Consolidated	¥177,496	¥240,487

	Millions of yen
	Three months ended December 31
	2015	2016
Net revenue(1):
Americas	¥47,270	¥72,205
Europe	34,370	34,454
Asia and Oceania	13,018	17,383

Subtotal	94,658	124,042
Japan	260,241	244,603

Consolidated	¥354,899	¥368,645

Income (loss) before income taxes:
Americas	¥(12,260)	¥17,422
Europe	(5,693)	2,090
Asia and Oceania	(1,989)	11,862

Subtotal	(19,942)	31,374
Japan	71,549	64,574

Consolidated	¥51,607	¥95,948

(1)	There is no revenue derived from transactions with a single major external customer.

	Millions of yen
	March 31, 2016	December 31, 2016
Long-lived assets:
Americas	¥129,308	¥131,691
Europe	76,589	69,124
Asia and Oceania	13,485	13,223

Subtotal	219,382	214,038
Japan	247,425	237,461

Consolidated	¥466,807	¥451,499

2. Other

On October 27, 2016, the Board of Directors resolved to pay the dividend based on the record date of September 30, 2016 to shareholders registered as of September 30, 2016.

a. Total dividend based on the record date of September 30, 2016	¥32,004 million
b. Dividend based on the record date of September 30, 2016 per share	¥9.0

[Translation]

Quarterly Review Report of Independent Auditor

February 14, 2017

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Noboru Miura
Certified Public Accountant
Designated and Engagement Partner

Toyohiro Fukata
Certified Public Accountant
Designated and Engagement Partner

Toru Nakagiri
Certified Public Accountant
Designated and Engagement Partner

Kenjiro Tsumura
Certified Public Accountant
Designated and Engagement Partner

We have performed a quarterly review of the quarterly consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in Financial Information section for the three-month and nine-month periods ended December 31, 2016 within the fiscal period from April 1, 2016 to March 31,2017, which comprise the quarterly consolidated balance sheet, the quarterly consolidated statements of income, comprehensive income, changes in equity and cash flows, and the related notes, pursuant to the requirement of the rule specified in Article 193-2, Section 1 of the Financial Instruments and Exchange Act.

Management’s Responsibility for the Quarterly Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (see Note 1 to the quarterly consolidated financial statements) pursuant to Article 95 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements”, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the quarterly consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to independently express a conclusion on the quarterly consolidated financial statements based on our quarterly review. We conducted our quarterly review in accordance with quarterly review standards generally accepted in Japan.

A quarterly review of the quarterly consolidated financial statements consists of making inquiries, primarily of management and persons responsible for financial and accounting matters, applying analytical and other quarterly review procedures. A quarterly review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Japan.

We believe that we have obtained the evidence to provide a basis for our conclusion.

Auditor’s Conclusion

Based on our quarterly review, nothing has come to our attention that causes us to believe that the quarterly consolidated financial statements referred to above do not present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and its consolidated subsidiaries as of December 31, 2016, and the consolidated results of their operations for the three-month and nine-month periods then ended and cash flows for the nine-month period then ended in conformity with accounting principles generally accepted in the United States of America (see Note 1 to the quarterly consolidated financial statements).

Conflicts of Interest

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Act.

*1.	Above is an electronic version of the original Quarterly Review Report of Independent Auditor and the Company maintains the original report.
*2.	XBRL data is not included in the scope of the quarterly review.

(Note)

This is an English translation of the Japanese language Quarterly Review Report of Independent Auditor issued by Ernst & Young ShinNihon LLC in connection with the limited procedures applied on the quarterly consolidated financial statements of Nomura Holdings, Inc., prepared in Japanese, for the three-month and nine-month periods ended December 31, 2016 within the fiscal period from April 1, 2016 to March 31, 2017. Ernst & Young ShinNihon LLC have not applied any such procedures nor have they performed an audit on the English language version of the quarterly consolidated financial statements for the above-mentioned period which are included in this report on Form 6-K.

Exhibit 2

Confirmation Letter

1 [Appropriateness of Quarterly Securities Report]

Koji Nagai, Group Chief Executive Officer, and Takumi Kitamura, Chief Financial Officer, have confirmed that the quarterly securities report of Nomura Holdings, Inc. for the three months ended December 31, 2016 is appropriate under the Financial Instruments and Exchange Act.

2 [Special Comments]

There is no special comment to be stated.

Exhibit 3

Ratio of Earnings to Fixed Charges and Computation Thereof

The following table sets forth the ratio of earnings to fixed charges of Nomura Holdings, Inc. for the nine months ended December 31, 2016, in accordance with U.S. GAAP.

Millions of yen
For the nine months ended December 31, 2016
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	¥217,088
Add: Fixed charges	234,285
Distributed income of equity investees	11,566

Earnings as defined	¥462,939

Fixed charges	¥234,285
Ratio of earnings to fixed charges(1)	2.0

(1)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income before adjustment for income or loss from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.